MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

BMO’s Chief Executive Officer and its Chief Financial Officer have signed a statement outlining management’s responsibility for financial information in the annual consolidated financial statements and Management’s Discussion and Analysis (MD&A). The statement, which can be found on page 132, also explains the roles of the Audit and Conduct Review Committee and Board of Directors in respect of that financial information.

The MD&A comments on BMO’s operations and financial condition for the years ended October 31, 2015 and 2014. The MD&A should be read in conjunction with our consolidated financial statements for the year ended October 31, 2015. The MD&A commentary is as of December 1, 2015. Unless otherwise indicated, all amounts are stated in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to generally accepted accounting principles (GAAP) mean IFRS.

Since November 1, 2011, BMO’s financial results have been reported in accordance with IFRS. Results for years prior to 2011 have not been restated and are presented in accordance with Canadian GAAP as defined at that time (CGAAP). As such, certain growth rates and compound annual growth rates (CAGR) may not be meaningful. On November 1, 2013, BMO adopted several new and amended accounting pronouncements issued by the International Accounting Standards Board. The consolidated financial statements for comparative periods in the fiscal years 2013 and 2012 have been restated. Certain other prior year data has been reclassified to conform with the current year’s presentation. The adoption of new IFRS standards in 2015 only impacted our results prospectively. Prior periods have been reclassified for methodology changes and transfers of certain businesses between operating groups. See pages 45 and 46.

Index

27	Who We Are provides an overview of BMO Financial Group, explains the links between our financial objectives and our overall vision, and outlines “Reasons to Invest in BMO” along with relevant key performance data.
28	Enterprise-Wide Strategy outlines our enterprise-wide strategy and the context in which it is developed, as well as our progress in relation to our priorities.
30	Caution Regarding Forward-Looking Statements advises readers about the limitations and inherent risks and uncertainties of forward-looking statements.

30	Economic Developments and Outlook includes commentary on the Canadian, U.S. and international economies in 2015 and our expectations for 2016.
32	Value Measures reviews financial performance on the four key measures that assess or most directly influence shareholder return. It also includes explanations of non-GAAP measures, a reconciliation to their GAAP counterparts for the fiscal year, and a summary of adjusting items that are excluded from results to assist in the review of key measures and adjusted results.
32	Total Shareholder Return
33	Non-GAAP Measures
34	Summary Financial Results and Earnings per Share Growth
35	Return on Equity
35	Basel III Common Equity Tier 1 Ratio
36	2015 Financial Performance Review provides a detailed review of BMO’s consolidated financial performance by major income statement category. It also includes a summary of the impact of changes in foreign exchange rates.

45	2015 Operating Groups Performance Review outlines the strategies and key priorities of our operating groups and the challenges they face, along with their strengths and value drivers. It also includes a summary of their achievements in 2015, their focus for 2016, and a review of their financial performance for the year and the business environment in which they operate.
46	Summary
47	Personal and Commercial Banking
48	Canadian Personal and Commercial Banking
51	U.S. Personal and Commercial Banking
55	BMO Wealth Management
58	BMO Capital Markets
62	Corporate Services, including Technology and Operations
63	Review of Fourth Quarter 2015 Performance, 2014 Financial Performance Review and Summary Quarterly Earnings Trends provide commentary on results for relevant periods other than fiscal 2015.

68	Financial Condition Review comments on our assets and liabilities by major balance sheet category. It includes a review of our capital adequacy and our approach to optimizing our capital position to support our business strategies and maximize returns to our shareholders. It also includes a review of off-balance sheet arrangements and certain select financial instruments.
68	Summary Balance Sheet
70	Enterprise-Wide Capital Management
76	Select Financial Instruments
77	Off-Balance Sheet Arrangements
78	Accounting Matters and Disclosure and Internal Control reviews critical accounting estimates and changes in accounting policies in 2015 and for future periods. It also outlines our evaluation of disclosure controls and procedures and internal control over financial reporting, and provides an index of disclosures recommended by the Enhanced Disclosure Task Force.
78	Critical Accounting Estimates
80	Changes in Accounting Policies in 2015
80	Future Changes in Accounting Policies
81	Transactions with Related Parties
82	Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting
83	Shareholders’ Auditors’ Services and Fees
84	Enhanced Disclosure Task Force
86	Enterprise-Wide Risk Management outlines our approach to managing key financial risks and other related risks we face.
87	Overview
87	Risks That May Affect Future Results
89	Framework and Risks
94	Credit and Counterparty Risk
100	Market Risk
105	Liquidity and Funding Risk
111	Operational Risk
112	Model Risk
114	Insurance Risk
114	Legal and Regulatory Risk
116	Business Risk
116	Strategic Risk
116	Reputation Risk
117	Environmental and Social Risk
118	Supplemental Information presents other useful financial tables and more historical detail.

Regulatory Filings

Our continuous disclosure materials, including our interim financial statements and interim MD&A, annual audited consolidated financial statements and annual MD&A, Annual Information Form and Notice of Annual Meeting of Shareholders and Management Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. BMO’s Chief Executive Officer and its Chief Financial Officer certify the appropriateness and fairness of BMO’s annual and interim consolidated financial statements, MD&A and Annual Information Form, the effectiveness of BMO’s disclosure controls and procedures and the effectiveness of, and any material weaknesses relating to, BMO’s internal control over financial reporting.

26	BMO Financial Group 198th Annual Report 2015

Who We Are

Established in 1817, BMO Financial Group is a highly diversified financial services provider based in North America. With total assets of $642 billion and close to 47,000 employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers. We serve eight million customers across Canada through our Canadian personal and commercial arm, BMO Bank of Montreal. We also serve customers through our wealth management businesses: BMO Global Asset Management, BMO Nesbitt Burns, BMO Private Banking, BMO Insurance and BMO InvestorLine. BMO Capital Markets, our investment and corporate banking and trading products division, provides a full suite of financial products and services to North American and international clients. In the United States, BMO serves customers through BMO Harris Bank, based in the U.S. Midwest with more than two million retail, small business and commercial customers. BMO Financial Group conducts business through three operating groups: Personal and Commercial Banking, Wealth Management and BMO Capital Markets.

Our Financial Objectives

BMO’s medium-term financial objectives for certain important performance measures are set out below. We believe that we will deliver top-tier total shareholder return and meet our medium-term financial objectives by aligning our operations with, and executing on, our strategic priorities, along with our vision and guiding principle, as outlined on the following page. We consider top-tier returns to be top-quartile shareholder returns relative to our Canadian and North American peer group.

BMO’s business planning process is rigorous, sets ambitious goals and considers the prevailing economic conditions, our risk appetite, our customers’ evolving needs and the opportunities available across our lines of business. It includes clear and direct accountability for annual performance that is measured against both internal and external benchmarks and progress toward our strategic priorities.

Over the medium term, our financial objectives on an adjusted basis are to achieve average annual earnings per share (adjusted EPS) growth of 7% to 10%, earn an average annual return on equity (adjusted ROE) of 15% or more, generate average annual adjusted net operating leverage of 2% or more and maintain strong capital ratios that exceed regulatory requirements. These objectives are key guideposts as we execute against our strategic priorities, and we believe they are consistent with delivering top-tier total shareholder return. In managing our operations and risk, we recognize that current profitability and the ability to meet these objectives in a single period must be balanced with the need to invest in our businesses for their future long-term health and growth prospects.

Our five-year average annual adjusted EPS growth rate was 7.9%, in line with our target growth range of 7% to 10%. We did not meet our medium-term objective of generating above 2% average annual adjusted operating leverage due to lower than expected source currency revenue. We remain focused on improving efficiency and generated improved operating leverage on a net revenue basis through 2015. Our five-year average annual adjusted ROE of 14.8% was slightly below our target range as we held increased levels of common shareholders’ equity to meet increased capital expectations for banks. Our capital position is strong, with a Common Equity Tier 1 Ratio of 10.7%.

Reasons to Invest in BMO

•	Clear opportunities for growth across a diversified North American footprint:
•	Large North American commercial banking business with advantaged market share.
•	Well-established, highly profitable core banking business in Canada.
•	Fast-growing, award-winning wealth franchise.
•	Leading Canadian and growing mid-cap focused U.S. capital markets business.
•	U.S. operations well-positioned to capture benefit of improving economic conditions.
•	Strong capital position and an attractive dividend yield.
•	Focus on efficiency through technology innovation, simplifying and automating processes and extending the digital experience across our channels.
•	Customer-centric operating model guided by disciplined loyalty measurement program.
•	Adherence to the highest standards of business ethics and corporate governance.

Canadian banks have been ranked the world’s soundest for the 8th year in a row(1)

(1)	Based on the Global Competitiveness Report by the World Economic Forum.

As at and for the periods ended October 31, 2015 (%, except as noted)	1-year	5-year*	10-year*
Average annual total shareholder return	(3.0)	9.5	7.7
Average growth in annual adjusted EPS	6.2	7.9	5.1
Average annual adjusted ROE	13.3	14.8	15.7
Average growth in annual EPS	2.5	7.1	5.4
Average annual ROE	12.5	14.5	14.4
Compound growth in annual dividends declared per share	5.2	3.0	5.8
Dividend yield**	4.3	4.3	4.6
Price-to-earnings multiple**	11.6	11.6	12.7
Market value/book value ratio**	1.35	1.53	1.70
Common Equity Tier 1 Ratio (Basel III basis)	10.7	na	na
*	5-year and 10-year growth rates reflect growth based on CGAAP in 2010 and 2005, respectively, and IFRS in 2015.
**	1-year measure as at October 31, 2015. 5-year and 10-year measures are the average of year-end values.
na – not	applicable

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 33.

The Our Financial Objectives section above and the Enterprise-Wide Strategy and Economic Developments and Outlook sections that follow contain certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the Caution Regarding Forward-Looking Statements on page 30 of this MD&A for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.

BMO Financial Group 198th Annual Report 2015	27

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise-Wide Strategy

Our Vision

To be the bank that defines great customer experience.

Our Guiding Principle

We aim to deliver top-tier total shareholder return and balance our commitments to financial performance, our customers and employees, the environment and the communities where we live and work.

Our 2015 Strategy in Context

The economic environment is constantly evolving. As we navigate through this constant change, we continue to remain grounded in our brand promise. We’re here to help is a simple statement meant to inspire and guide what we do every day. We aim to help customers feel valued, understood and confident in the decisions they make.

Our strategic priorities have proven to be robust, providing us with consistent direction in the midst of evolving expectations, increasingly intense competitive activity and continued market uncertainty. Digital technologies continue to play a critical role across our strategic priorities in enabling our objectives. We believe that the strength of our business model, customer base, balance sheet, risk management framework and leadership team, along with the advantages offered by the scale of our consolidated North American platform, will continue to generate sustainable growth and help us deliver on our vision and brand promise.

Our commitment to stakeholders is evident in our focus on delivering an industry-leading customer experience, managing revenues and expenses to achieve our financial goals, and maintaining a prudent approach to risk management. We have made good progress on our enterprise strategic priorities, with select accomplishments outlined below, as well as on our group strategies, detailed in the 2015 Operating Groups Performance Review, which starts on page 45.

Our 2015 Priorities and Progress

1.	Achieve industry-leading customer loyalty by delivering on our brand promise.
•	Developed further capabilities in digital banking and investing to help customers in new and innovative ways:
•

Launched Touch ID log-in in Canada and the United States, enabling customers to log in to the BMO mobile banking application using fingerprint recognition. Within a month of the launch in Canada, approximately 115,000 new users registered for the mobile app.

•

Introduced Mobile Cash in the United States, allowing customers to withdraw money from a BMO Harris automated banking machine (ABM) using their smartphone; we now have the largest network of mobile-enabled cardless ABMs in the United States.

•

Launched a new BMO Banking and InvestorLine portal, becoming the first major Canadian bank to provide customers with access to both personal banking and self-directed investment accounts all in one place.

•

Enhanced our cash management offerings with the launch of BMO DepositEdge™ in Canada, enabling business customers to deposit cheques remotely, and BMO Spend Dynamics™, giving corporate card clients convenient access to their transaction data and the ability to analyze their program spend.

•	For the third consecutive year, BMO was recognized by global financial services research firm Celent with a 2015 Model Bank Award for excellence in the digital banking category.
•

Completed the successful launch of BMO’s refreshed brand with innovative tactics, including the “Help Given” social media campaign, which generated over 7.7 million views in Canada and the United States, and sponsorship of The Amazing Race Canada, which allowed BMO to reach millions of Canadians during its 12-week season.

•

Recognized with awards across our groups, including Best Wealth Management in Canada, 2015 (Global Banking and Finance Review), Best Full-Service Investment Advisory in Canada, 2015 (Global Banking and Finance Review), 2015 Greenwich Quality Leader in Canadian Equity Sales and Corporate Access and 2015 Greenwich Share Leader for Canadian Fixed Income Research (Greenwich Associates) and, for the sixth consecutive year, World’s Best Metals & Mining Investment Bank (Global Finance).

2.	Enhance productivity to drive performance and shareholder value.
•	Continued to make our processes more efficient, enabling front-line employees to add new customers and strengthen existing relationships:
•

In Canadian P&C, our automated leads management engine, which uses data to identify customer opportunities, has generated incremental revenue by presenting customers with proactive needs-based product and service offers.

•	In U.S. P&C, launched a new Home Lending Loan Origination system with e-disclosures, online loan tracker and digital loan processing.
•	Across the business, improved online sales processes driving growth in sales volumes. Online retail banking sales volumes across Canada are now equivalent to sales at over 100 branches.
•	Optimized our cost structure to deliver greater efficiencies:
•

Continued to roll out new branch formats offering smaller, more flexible and more cost-effective points of distribution across North America, including the introduction of our Smart Branch format in the United States, which allows customers to conduct transactions with ABM video-tellers and makes day-to-day banking easier and more convenient.

•	Continued to expand eStatements participation across North America, as more customers move to the paperless option.
•	Divested our retirement services and municipal bond trading businesses to increase focus on our core Wealth and Capital Markets businesses.
•	Improved data and analytical capabilities, which helped generate revenues and improved management of BMO’s expense base.

28	BMO Financial Group 198th Annual Report 2015

3.	Leverage our consolidated North American platform to deliver quality earnings growth.
•	Continued to develop consolidated North American capabilities and platforms in priority areas:
•	Provided consistent brand messaging across the Canadian and U.S. businesses, building on shared customer insights to address the changing expectations of the banking industry.
•	Completed a reorganization of Trading Products by asset class to further enhance customer experience and North American franchise value.
•	Maintained key North-South leadership mandates to achieve greater consistency, eliminate duplication and leverage best practices.
•	Continued to expand our business and capabilities in the United States:
•

Announced the signing of an agreement to acquire General Electric Capital Corporation’s (GE Capital) Transportation Finance business with net earning assets on closing of approximately $11.9 billion (US$8.9 billion). The acquisition builds on our position as a market leader in commercial banking, and enhances our business position in the United States by further diversifying net income, adding scale and enhancing profitability and margins.

•	Improved sales productivity across key products and segments through enhanced coaching and performance management, and deployment of customer acquisition programs.
•

Introduced compelling offers in Canada that increased sales and established and strengthened client relationships, including the new Savings Builder Account, Spring Home Financing and Summer Everyday Banking Campaigns.

4.	Expand strategically in select global markets to create future growth.
•

Completed the integration of F&C Asset Management plc (F&C), and rebranded it as BMO Global Asset Management. This acquisition strengthens the position of BMO Global Asset Management as a top 50 global asset manager.

•

BMO served as a co-chair of the Toronto Financial Services Alliance (TFSA) Renminbi (RMB) Working Group, which played a crucial role in establishing an offshore renminbi clearing hub in Canada. The Canadian hub facilitates settlements in renminbi, with the intention of encouraging trade and strengthening ties between Canadian companies and their Chinese business partners.

•	Ranked among top 20 global investment banks and 12th largest investment bank in North and South America, based on fees, by Thomson Reuters.

5.	Ensure our strength in risk management underpins everything we do for our customers.
•	Leveraged our capital processes to enhance our risk appetite and limit framework through further alignment with our businesses’ capacity to bear risk.
•	Developed and embedded our stress testing capabilities in business management processes and provided additional risk insights.
•	Continued to improve risk culture as evidenced by internal and external surveys.
•	Responded to rising regulatory expectations, evidenced by improvements in stress testing, market risk measurement and anti-money laundering.
•	Continued to develop the next generation of our risk infrastructure by integrating, automating and upgrading our foundational capabilities.

BMO Financial Group 198th Annual Report 2015	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors That May Affect Future Results

As noted in the following Caution Regarding Forward-Looking Statements, all forward-looking statements and information, by their nature, are subject to inherent risks and uncertainties, both general and specific, which may cause actual results to differ materially from the expectations expressed in any forward-looking statement. The Enterprise-Wide Risk Management section starting on page 86 describes a number of risks, including credit and counterparty, market, liquidity and funding, operational, model, insurance, legal and regulatory, business, strategic, reputation, environmental and social. Should our risk management framework prove ineffective, there could be a material adverse impact on our financial position.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2016 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, tax or economic policy; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; the anticipated benefits from the acquisition of the GE Capital Transportation Finance business are not realized in the time frame anticipated or at all; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the discussion in the Risks That May Affect Future Results section on page 87, and the sections related to credit and counterparty, market, liquidity and funding, operational, model, insurance, legal and regulatory, business, strategic, reputation and environmental and social risk, which begin on page 94 and outline certain key factors and risks that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Developments and Outlook section of this document.

Assumptions about current and expected capital requirements, GE Capital’s Transportation Finance business revenues and expenses, potential for earnings growth as well as costs associated with the transaction and expected synergies, were material factors we considered in estimating the impact of the acquired business on our net income, profitability and margins in 2016 and beyond.

Assumptions about current and expected capital requirements and our models used to assess those requirements under applicable capital guidelines, GE Capital’s Transportation Finance business revenues and expenses, potential for earnings growth as well as costs associated with the transaction and expected synergies were material factors we considered in estimating the impact on our capital ratios in 2016 and beyond.

Economic Developments and Outlook

Economic Developments in 2015 and Outlook for 2016

Growth in the Canadian economy weakened in the first half of 2015, largely due to a sharp reduction in investment in the oil-producing regions and to continued weakness in the mining sector. Still, growth remained steady across most of the country, supported by an upturn in exports, as well as stable consumer spending and housing markets. Exports have benefitted from the effects of stronger U.S. demand, a weaker Canadian dollar and a modest pickup in the Eurozone economy, offset in part by slower growth in most emerging-market economies, notably China. While growth in Canadian consumer spending has moderated as a result of elevated debt levels, it continues at a healthy rate, reflecting record sales of motor vehicles and steady demand for services. Home sales remain strong in the Vancouver and Toronto regions, supported by immigration and the millennial generation, many of whom are now in their prime home-buying years. Real GDP growth is expected to improve from an estimated 1.1% in 2015 to 2.0% in 2016, supported by modestly expansionary federal fiscal policy. Canadian households should continue to help sustain the economic expansion, as growth in employment remains healthy and interest rates are low, while the downturn in business investment is projected to stabilize in response to an expected partial recovery in oil prices. Growth in residential mortgages is expected to slow modestly to around 5% in 2016, and consumer credit should expand by close to 3%. Growth in business loans is projected to moderate from recent rates of around 8% this year to about 6%, reflecting lower levels of capital expenditures in the resource sector. After two rate reductions in 2015, the Bank of Canada is expected to hold interest rates steady in 2016, before shifting to a tightening stance in early 2017. The Canadian dollar is projected to weaken modestly in response to expected higher U.S. interest rates, before an anticipated upturn in oil prices provides some support in 2016.

30	BMO Financial Group 198th Annual Report 2015

After a slow start to 2015 due to severe winter weather, shipping disruptions and a reduction in oil drilling activity, the U.S. economy has strengthened over the course of the year. Consumer spending has been sustained by improvements in household finances and steady growth in employment, while the housing market continues to benefit from low mortgage rates and less restrictive lending standards. Economic growth has also been impacted by weakness in exports due to the strong dollar, a decline in agriculture investment owing to low crop prices, and the effects of the downturn in the oil industry. Overall, real GDP is expected to grow by 2.5% in 2015 and 2.6% in 2016. Despite an expected modest increase in borrowing costs, growth in consumer credit and residential mortgages is expected to strengthen in 2016, supported by rising consumer confidence and robust demand for automobiles. Business loan growth should also remain healthy, supported by lower costs for imported machinery. With the unemployment rate projected to fall below 5% in 2016, the Federal Reserve is expected to increase interest rates. However, we anticipate a very modest tightening cycle in the face of global economic headwinds and continued low inflation. This should help to keep long-term interest rates relatively low in 2016.

Following modest economic growth in recent years, the pace of expansion in the U.S. Midwest region, which includes the six contiguous states comprising the BMO footprint, should improve to 1.8% in 2015 and 2.1% in 2016 in response to an increase in automobile production, the recovery in housing markets and generally expansionary fiscal policies. However, because of the ongoing weakness in exports, the region could continue to lag the national average.

This Economic Developments and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Note: Data points are averages for the month, quarter or year, as appropriate. References to years are calendar years.

BMO Financial Group 198th Annual Report 2015	31

MANAGEMENT’S DISCUSSION AND ANALYSIS

Value Measures

Total Shareholder Return

The average annual total shareholder return (TSR) is a key measure of shareholder value, and confirms that our strategic priorities drive value creation for our shareholders. Our one-year TSR of negative 3% was better than the average of our Canadian bank peer group and the overall market return in Canada. Our three-year average annual TSR of 13.5% was strong, outperforming our Canadian bank peer group and the overall market return in Canada. Our five-year average annual TSR of 9.5% outperformed the overall market return in Canada, although it was slightly below our Canadian bank peer group.

The table below summarizes dividends paid on BMO common shares over the past five years and the movements in BMO’s share price. An investment of $1,000 in BMO common shares made at the beginning of fiscal 2011 would have been worth $1,576 at October 31, 2015, assuming reinvestment of dividends, for a total return of 57.6%.

On December 1, 2015, BMO announced that the Board of Directors had declared a quarterly dividend payable to common shareholders of $0.84 per common share, an increase of $0.02 per share or 2% from the prior quarter and up $0.04 per share or 5% from a year ago. The dividend is payable on February 26, 2016 to shareholders of record on February 2, 2016. We have increased our quarterly dividend declared four times over the past two years from $0.76 per common share for the first quarter of 2014. Dividends paid over a ten-year period have increased at an average annual compound rate of 5.9%.

The average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a fixed period. The return includes the change in share price and assumes that dividends received were reinvested in additional common shares.

Total Shareholder Return

For the year ended October 31	2015	2014	2013	2012	2011	3-year CAGR (1)	5-year CAGR (1)
Closing market price per common share ($)	76.04	81.73	72.62	59.02	58.89	8.8	4.8
Dividends paid ($ per share)	3.20	3.04	2.92	2.80	2.80	4.6	2.7
Dividend yield (%)	4.3	3.8	4.0	4.8	4.8	nm	nm
Increase (decrease) in share price (%)	(7.0)	12.5	23.0	0.2	(2.2)	nm	nm
Total annual shareholder return (%) (2)	(3.0)	17.1	28.8	5.2	2.4	13.5	9.5
(1)	Compound annual growth rate (CAGR) expressed as a percentage.
(2)	Total annual shareholder return assumes reinvestment of quarterly dividends and therefore does not equal the sum of dividend and share price returns in the table.
nm	– not meaningful

32	BMO Financial Group 198th Annual Report 2015

Non-GAAP Measures

Results and measures in this MD&A are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the following table. Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

(Canadian $ in millions, except as noted)	2015	2014	2013

Reported Results
Revenue (1)	19,389	18,223	16,830
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	(1,254)	(1,505)	(767)
Revenue, net of CCPB	18,135	16,718	16,063
Provision for credit losses	(612)	(561)	(587)
Non-interest expense	(12,182)	(10,921)	(10,226)
Income before income taxes	5,341	5,236	5,250
Provision for income taxes	(936)	(903)	(1,055)
Net Income	4,405	4,333	4,195
Diluted EPS ($)	6.57	6.41	6.17

Adjusting Items (Pre-tax) (2)
Credit-related items on the purchased performing loan portfolio (3)	–	–	406
Acquisition integration costs (4)	(53)	(20)	(251)
Amortization of acquisition-related intangible assets (5)	(163)	(140)	(125)
Decrease in the collective allowance for credit losses (6)	–	–	2
Run-off structured credit activities (7)	–	–	40
Restructuring costs (8)	(149)	–	(82)
Adjusting items included in reported pre-tax income	(365)	(160)	(10)

Adjusting Items (After tax) (2)
Credit-related items on the purchased performing loan portfolio (3)	–	–	250
Acquisition integration costs (4)	(43)	(16)	(155)
Amortization of acquisition-related intangible assets (5)	(127)	(104)	(89)
Increase in the collective allowance for credit losses (6)	–	–	(9)
Run-off structured credit activities (7)	–	–	34
Restructuring costs (8)	(106)	–	(59)
Adjusting items included in reported net income after tax	(276)	(120)	(28)
Impact on diluted EPS ($)	(0.43)	(0.18)	(0.04)

Adjusted Results
Revenue (1)	19,391	18,223	16,139
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	(1,254)	(1,505)	(767)
Revenue, net of CCPB	18,137	16,718	15,372
Provision for credit losses	(612)	(561)	(357)
Non-interest expense	(11,819)	(10,761)	(9,755)
Income before income taxes	5,706	5,396	5,260
Provision for income taxes	(1,025)	(943)	(1,037)
Net Income	4,681	4,453	4,223
Diluted EPS ($)	7.00	6.59	6.21

Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

(1)	Effective the first quarter of 2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.
(2)	Adjusting items are included in Corporate Services with the exception of the amortization of acquisition-related intangible assets, which is charged to the operating groups, and acquisition integration costs in 2015 and 2014 related to F&C, which are charged to Wealth Management.
(3)	Credit-related items on the purchased performing portfolio in 2013 were comprised of revenue of $638 million, provisions for credit losses of $232 million and provisions for income taxes of $156 million, resulting in an increase in reported net income after tax of $250 million. Effective the first quarter of 2014, Corporate Services adjusted results include credit-related items in respect of the purchased performing loan portfolio, including $103 million of revenue and $5 million of specific provisions for credit losses in 2015 ($238 million and $82 million in 2014, respectively).
(4)	Acquisition integration costs related to F&C are charged to Wealth Management and acquisition integration costs related to Marshall & Isley Corporation and GE Capital’s Transportation Finance business are charged to Corporate Services. Acquisition integration costs are primarily recorded in non-interest expense.
(5)	These expenses were included in the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 47, 49, 53, 56 and 60.
(6)	In 2013, the impact of the purchased performing portfolio on the collective allowance is reflected in credit-related items.
(7)	Primarily comprised of valuation changes associated with these activities that are mainly included in trading revenues in non-interest revenue.
(8)	Primarily due to restructuring to drive operational efficiencies. The charge in 2015 also includes the settlement of a legacy legal matter from an acquired entity.

BMO Financial Group 198th Annual Report 2015	33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary Financial Results and Earnings per Share Growth

The year-over-year percentage change in earnings per share (EPS) and in adjusted EPS are our key measures for analyzing earnings growth. All references to EPS are to diluted EPS, unless indicated otherwise.

EPS was $6.57, up $0.16 or 2% from $6.41 in 2014. Adjusted EPS was $7.00, up $0.41 or 6% from $6.59 in 2014. Our five-year average annual adjusted EPS growth rate was 7.9%, in line with our current medium-term objective of achieving average annual adjusted EPS growth of 7% to 10%. EPS growth in both 2015 and 2014 primarily reflected increased earnings. Adjusted net income available to common shareholders was 67% higher over the five-year period, while the average number of diluted common shares outstanding increased 15% over the same period.

Net income was $4,405 million in 2015, up $72 million or 2% from the previous year. Adjusted net income was $4,681 million, up $228 million or 5%.

On an adjusted basis, there was solid revenue growth in 2015. Higher revenue exceeded incremental costs, contributing to growth in net income. There were modestly higher provisions for credit losses and a slightly higher effective income tax rate in 2015.

There was good adjusted net income growth in Canadian P&C, Wealth Management and U.S. P&C, a decline in BMO Capital Markets and lower results in Corporate Services. In addition to operating performance, adjusted net income benefitted from the stronger U.S. dollar. This benefit was more than offset by lower purchased loan accounting benefits.

Canadian P&C adjusted net income increased $88 million or 4% to $2,108 million, due to continued revenue growth as a result of higher balances and improved non-interest revenue, with stable net interest margin, partially offset by higher expenses. Expenses rose primarily due to continued investment in the business, net of expense management, and higher costs associated with a changing business and regulatory environment. Canadian P&C results are discussed in the operating group review on page 48.

U.S. P&C adjusted net income increased $174 million or 25% to $880 million, and increased $57 million or 9% to $701 million on a U.S. dollar basis, primarily due to lower provisions for credit losses. Revenue was stable as higher balances and increased mortgage banking revenue offset the effects of lower net interest margin. Non-interest expenses also remained stable. U.S. P&C results are discussed in the operating group review on page 51.

Wealth Management adjusted net income was $955 million, up $112 million or 13% from a year ago. Adjusted net income in traditional wealth was $715 million, up $158 million or 28% from a year ago, due to good organic growth from the businesses, a gain on the sale of BMO’s U.S. retirement services business, and the full year benefit from the acquired F&C business. Adjusted net income in insurance was $240 million, compared to $286 million a year ago, primarily due to higher taxes in the current year and higher actuarial benefits in the prior year. Wealth Management results are discussed in the operating group review on page 55.

BMO Capital Markets adjusted net income decreased $44 million or 4% to $1,034 million as the benefit of the stronger U.S. dollar was more than offset by higher provisions in the current year compared to net recoveries in the prior year. BMO Capital Markets results are discussed in the operating group review on page 58.

Corporate Services adjusted net loss for the year was $296 million, compared with an adjusted net loss of $194 million a year ago. Adjusted results decreased mainly due to lower purchased loan portfolio revenues and lower credit recoveries. Corporate Services results are discussed in the operating group review on page 62.

Changes to reported and adjusted net income for each of our operating groups are discussed in more detail in the 2015 Operating Groups Performance Review, which starts on page 45.

Earnings per share (EPS) is calculated by dividing net income attributable to bank shareholders, after deduction of preferred dividends, by the average number of common shares outstanding. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 25 on page 191 of the financial statements. Adjusted EPS is calculated in the same manner using adjusted net income.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 33.

34	BMO Financial Group 198th Annual Report 2015

Return on Equity

Increased capital expectations for banks internationally have resulted in increased levels of common shareholders’ equity over the last several years which, all else being equal, negatively impacts return on equity (ROE). ROE was 12.5% in 2015 and adjusted ROE was 13.3%, compared with 14.0% and 14.4%, respectively, in 2014. ROE declined in 2015 primarily due to growth in common equity exceeding growth in income. There was an increase of $96 million in earnings ($252 million in adjusted earnings) available to common shareholders in 2015. Average common shareholders’ equity increased by $4.5 billion from 2014, primarily due to the impact of the stronger U.S. dollar on our investments in foreign operations and increased retained earnings. Adjusted return on tangible common equity (ROTCE) was 16.4%, compared with 17.4% in 2014. Book value per share increased 17% from the prior year to $56.31, given the substantial increase in shareholders’ equity. ROTCE is meaningful both because it measures the performance of businesses consistently, whether they were acquired or developed organically, and because it is commonly used in the North American banking industry.

Return on common shareholders’ equity (ROE) is calculated as net income, less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income.

Adjusted return on tangible common equity (ROTCE) is calculated as adjusted net income available to common shareholders as a percentage of average tangible common equity. Tangible common equity is calculated as common shareholders’ equity less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.

Return on Equity and Adjusted Return on Tangible Common Equity

(Canadian $ in millions, except as noted) For the year ended October 31	2015	2014	2013	2012	2011*
Reported net income	4,405	4,333	4,195	4,156	3,114
Attributable to non-controlling interest in subsidiaries	(35)	(56)	(65)	(74)	(73)
Preferred dividends	(117)	(120)	(120)	(136)	(146)
Net income available to common shareholders	4,253	4,157	4,010	3,946	2,895
Average common shareholders’ equity	34,135	29,680	26,956	24,863	19,145
Return on equity (%)	12.5	14.0	14.9	15.9	15.1
Adjusted net income available to common shareholders	4,529	4,277	4,038	3,849	3,056
Adjusted return on equity (%)	13.3	14.4	15.0	15.5	16.0
Average tangible common equity	27,666	24,595	22,860	20,798	16,790
Adjusted return on tangible common equity (%)	16.4	17.4	17.3	18.0	17.9

* 2011 has not been restated to reflect the IFRS standards adopted in 2014.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 33.

Basel III Common Equity Tier 1 Ratio

BMO’s Basel III Common Equity Tier 1 (CET1) Ratio is the last of our four key value measures. BMO’s CET1 Ratio is strong and exceeds the Office of the Superintendent of Financial Institutions Canada’s requirements for large Canadian banks. Our CET1 Ratio was 10.7% at October 31, 2015, compared to 10.1% at October 31, 2014. The CET1 Ratio increased by 60 basis points from the end of fiscal 2014 primarily due to higher capital, partially offset by an increase in risk-weighted assets. The acquisition of GE Capital’s Transportation Finance business is expected to reduce BMO’s CET1 Ratio by approximately 70 basis points on closing in the first quarter of 2016.

Basel III Common Equity Tier 1 (CET1) Ratio is calculated as CET1 capital, which is comprised of common shareholders’ equity less deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, divided by risk-weighted assets for CET1.

BMO Financial Group 198th Annual Report 2015	35

MANAGEMENT’S DISCUSSION AND ANALYSIS

2015 Financial Performance Review

This section provides a review of our enterprise financial performance for 2015 that focuses on the Consolidated Statement of Income included in our consolidated financial statements, which begin on page 135. A review of our operating groups’ strategies and performance follows the enterprise review. A summary of the enterprise financial performance for 2014 appears on page 64. This section contains adjusted results, which are non-GAAP and are disclosed in more detail in the Non-GAAP Measures section on page 33.

Highlights

•

On a net revenue basis(1), revenue increased $1,417 million or 8% in 2015 to $18,135 million. Adjusted revenue increased $1,419 million or 8% to $18,137 million. Revenue growth was due to the benefits of our diversified business mix and successful execution against our strategic priorities. The impact of the stronger U.S. dollar increased adjusted net revenue growth by $732 million or 4%. The remaining increase was mainly due to revenue growth in Canadian P&C and Wealth Management.

•

Revenue growth in Canadian P&C reflected higher balances and improved non-interest revenue. U.S. P&C revenue increased $458 million or 15% on a Canadian dollar basis, and was stable on a U.S. dollar basis as strong commercial loan growth and increased mortgage banking revenue offset the effects of lower net interest margin. Wealth Management revenue growth was driven by traditional wealth growth of 20%, including the full year contribution from the acquired F&C business. Insurance net revenue declined due to higher actuarial benefits in the prior year. BMO Capital Markets revenue increased, driven by the stronger U.S. dollar. Corporate Services adjusted revenue declined mainly due to lower revenue related to the purchased loan portfolio.

•

Provisions for credit losses totalled $612 million in the current year, up from $561 million in 2014, primarily due to lower recoveries in Corporate Services and higher provisions in BMO Capital Markets, partially offset by reduced provisions in the P&C businesses.

•

Adjusted non-interest expense increased $1,058 million or 10% to $11,819 million, of which approximately 6% was due to the stronger U.S. dollar, 2% was due to the inclusion of F&C results for two additional quarters relative to a year ago, and 2% was due to business growth.

•

The effective income tax rate in 2015 was 17.5%, compared with 17.2% in 2014. The adjusted effective income tax rate(2) was 18.0%, compared with 17.5% in 2014. The higher adjusted effective tax rate was attributable to a lower proportion of income from lower tax rate jurisdictions.

(1)	See page 38 for a description of net revenue.
(2)	The adjusted rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

36	BMO Financial Group 198th Annual Report 2015

Foreign Exchange

The U.S. dollar was stronger compared to the Canadian dollar at October 31, 2015 than at October 31, 2014. BMO’s U.S.-dollar-denominated assets and liabilities are translated at year-end rates. The average exchange rate over the course of 2015, which is used in the translation of BMO’s U.S.-dollar-denominated revenues and expenses, was higher in 2015 than in 2014. Consequently, the Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, recovery of (provision for) credit losses and income taxes in 2015 increased relative to the preceding year. The table below indicates average Canadian/U.S. dollar exchange rates in 2015, 2014 and 2013 and the impact of changes in the average rates on our U.S. segment results. At October 31, 2015, the Canadian dollar traded at $1.3075 per U.S. dollar. It traded at $1.1271 per U.S. dollar at October 31, 2014.

Changes in the exchange rate will affect future results measured in Canadian dollars and the impact on those results is a function of the periods in which revenues, expenses and provisions for (recoveries of) credit losses arise. If future results are consistent with results in 2015, each one cent increase (decrease) in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, would be expected to increase (decrease) the Canadian dollar equivalent of U.S.-dollar-denominated adjusted net income before income taxes for the year by $10 million in the absence of hedging transactions.

Economically, our U.S. dollar income stream was largely unhedged to changes in foreign exchange rates during the year. During 2015, we hedged a portion of the forecasted BMO Capital Markets U.S. dollar net income. These hedges are subject to mark-to-market accounting, which resulted in a $21 million after tax loss in 2015, which was recorded in our BMO Capital Markets business.

We regularly determine whether to execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income.

Effects of Changes in Exchange Rates on BMO’s Reported and Adjusted Results

(Canadian $ in millions, except as noted)	2015 vs. 2014	2014 vs. 2013
Canadian/U.S. dollar exchange rate (average)
2015	1.2550
2014	1.0937	1.0937
2013		1.0235

Effects on reported results
Increased net interest income	409	183
Increased non-interest revenue	351	150
Increased revenues	760	333
Increased provision for credit losses	(5)	(1)
Increased expenses	(598)	(262)
Increased income taxes	(33)	(14)
Increased reported net income before impact of hedges	124	56
Hedging losses in current year after tax	(21)	(10)
Increased reported net income	103	46

Effects on adjusted results
Increased net interest income	409	183
Increased non-interest revenue	351	150
Increased revenues	760	333
Increased provision for credit losses	(15)	(2)
Increased expenses	(578)	(255)
Increased income taxes	(34)	(15)
Increased adjusted net income before impact of hedges	133	61
Hedging losses in current year after tax	(21)	(10)
Increased adjusted net income	112	51

Caution

This Foreign Exchange section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 33.

BMO Financial Group 198th Annual Report 2015	37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenue(1)

Revenue increased $1,166 million or 6% in 2015 to $19,389 million. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue increased $1,417 million or 8% to $18,135 million.

Amounts in the rest of this Revenue section are stated on an adjusted basis.

Net revenue increased $1,419 million or 8% to $18,137 million, including a $732 million or 4% impact of the stronger U.S. dollar, mainly due to growth in Canadian P&C and Wealth Management. BMO analyzes revenue at the consolidated level based on GAAP revenues as reported in the financial statements, and on an adjusted basis. Consistent with our Canadian peer group, we analyze revenue on a taxable equivalent basis (teb) at the operating group level. The teb adjustments for 2015 totalled $524 million, up from $476 million in 2014.

Canadian P&C revenue increased $235 million or 4% as a result of higher balances and improved non-interest revenue, with stable net interest margin.

U.S. P&C revenue increased $458 million or 15% on a Canadian dollar basis and remained stable at $2,877 million on a U.S. dollar basis, as higher balances and increased mortgage banking revenue offset the effects of lower net interest margin.

Wealth Management revenue increased $676 million or 18% to $4,509 million on a net revenue basis, with traditional wealth growth of 20% due to good growth in client assets, including the full year benefit from the acquired F&C business. Net insurance revenue decreased due to higher actuarial benefits in the prior year.

BMO Capital Markets revenue increased $153 million or 4% to $3,873 million due to the stronger U.S. dollar. Higher trading revenues, including the prior year unfavourable impact of implementing a funding valuation adjustment, and higher lending revenues were offset by lower investment banking fees and reduced securities gains.

Corporate Services adjusted revenue declined by $105 million, mainly due to lower revenue related to the purchased loan portfolio.

(1)	Commencing in 2015, insurance claims, commissions and changes in policy benefit liabilities are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified. Insurance can experience variability arising from fluctuations in the fair value of insurance assets and the related liabilities. The investments which support actuarial liabilities are predominantly fixed income assets recorded at fair value with changes in the fair values recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in insurance claims, commissions and changes in policy benefit liabilities. The discussion of revenue on a net basis reduces this variability in the results, which allows for a better discussion of operating results.

Taxable equivalent basis (teb) Revenues of operating groups are presented in our MD&A on a taxable equivalent basis (teb). The teb adjustment increases GAAP revenue and the provision for income taxes by an amount that would increase revenue on certain tax-exempt items to a level that would incur tax at the statutory rate, to facilitate comparisons. This adjustment is offset in Corporate Services.

Revenue and Adjusted Revenue (1)

(Canadian $ in millions, except as noted) For the year ended October 31	2015	2014	2013	2012	2011*
Net interest income	8,970	8,461	8,677	8,937	7,474
Year-over-year growth (%)	6	(3)	(3)	20	20
Non-interest revenue	10,419	9,762	8,153	8,166	7,587
Year-over-year growth (%)	7	20	–	8	8
Total revenue	19,389	18,223	16,830	17,103	15,061
Cdn./U.S. dollar translation effect	732	319	87	98	(188)
Year-over-year growth (%)	6	8	(2)	14	14
Impact of Cdn./U.S. dollar translation effect (%)	4	2	1	1	1
Adjusted net interest income	8,971	8,461	8,020	8,158	7,248
Year-over-year growth (%)	6	5	(2)	13	16
Adjusted non-interest revenue	10,420	9,762	8,119	7,882	7,612
Year-over-year growth (%)	7	20	3	4	8
Total adjusted revenue (2)	19,391	18,223	16,139	16,040	14,860
Year-over-year growth (%)	6	13	1	8	12
Total adjusted revenue, net of CCPB (2)	18,137	16,718	15,372	14,866	13,742
Cdn./U.S. dollar translation effect	732	319	78	85	(173)
Year-over-year growth (%)	8	9	3	8	12
Impact of Cdn./U.S. dollar translation effect (%)	4	2	1	1	1

* Growth rates for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011. 2011 has not been restated to reflect the new IFRS standards adopted in 2014.

(1)	Commencing in the first quarter of 2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.
(2)	Adjusted revenue for 2011-2013 excludes the portion of the credit mark recorded in net interest income on the purchased performing loan portfolio and income or losses from run-off structured credit activities recorded in non-interest revenue, which are recorded in Corporate Services, as discussed in the Non-GAAP Measures section on page 33.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 33.

38	BMO Financial Group 198th Annual Report 2015

Net Interest Income

Net interest income for the year was $8,970 million, an increase of $509 million or 6% from 2014, due to the impact of the stronger U.S. dollar and volume growth, partially offset by lower net interest margin and lower revenue from the purchased loan portfolio. The impact of the stronger U.S. dollar increased net interest income by $409 million.

BMO’s average earning assets increased $51 billion or 10% in 2015, including a $32 billion increase as a result of the stronger U.S. dollar. There was growth in all operating groups.

The main drivers of BMO’s overall net interest margin are the individual group margins, changes in the magnitude of each operating group’s average earning assets and changes in net interest income in Corporate Services. Changes are discussed in the 2015 Operating Groups Performance Review section starting on page 45.

Table 5 on page 122 and Table 6 on page 123 provide further details on net interest income and net interest margin.

Net interest income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.

Net interest margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin

	Net interest income (teb)			Average earning assets			Net interest margin
(Canadian $ in millions, except as noted) For the year ended October 31			Change			Change	(in basis points)
	2015	2014	%	2015	2014	%	2015	2014	Change
Canadian P&C	4,937	4,780	3	189,505	183,406	3	261	261	–
U.S. P&C	2,834	2,482	14	81,965	68,312	20	346	363	(17)
Personal and Commercial Banking (P&C)	7,771	7,262	7	271,470	251,718	8	286	289	(3)
Wealth Management	642	560	15	23,784	21,169	12	270	265	5
BMO Capital Markets	1,334	1,177	13	238,916	222,471	7	56	53	3
Corporate Services	(777)	(538)	44	45,301	33,428	36	nm	nm	nm
Total BMO reported	8,970	8,461	6	579,471	528,786	10	155	160	(5)
U.S. P&C (US$ in millions)	2,259	2,269	–	65,319	62,443	5	346	363	(17)

  nm – not meaningful

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 33.

BMO Financial Group 198th Annual Report 2015	39

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-Interest Revenue

Non-interest revenue, which comprises all revenue other than net interest income, increased $908 million or 11% on a net revenue basis to $9,165 million. Excluding the impact of the stronger U.S. dollar, net non-interest revenue increased 7% with the majority of the growth driven by strong performance in Wealth Management, as well as growth in the P&C businesses.

Mutual fund revenue increased $312 million and investment management and custodial fees increased $254 million, both due to good organic growth in client assets and the contribution from six additional months of revenue from the F&C business relative to a year ago and the impact of the stronger U.S. dollar.

Deposit and payment service charges increased $75 million, due to the impact of the stronger U.S. dollar and growth in Canadian P&C.

Lending fees increased $57 million, due to the impact of the stronger U.S. dollar and growth in lending activity in BMO Capital Markets and in the Canadian P&C loan portfolio.

Trading revenues increased $38 million and are discussed in the Trading-Related Revenues section that follows.

Securities commissions and fees increased $19 million. These revenues consist largely of brokerage commissions within Wealth Management, which account for about three-quarters of the total, and institutional equity trading commissions within BMO Capital Markets. The increase is due to the stronger U.S. dollar and higher client activity in BMO Capital Markets, partially offset by lower securities commissions in Wealth Management due to softer equity markets.

Insurance revenue decreased $246 million from a year ago, when lower long-term interest rates increased the fair value of insurance investments, partially offset by increased underlying business premium income in 2015. The decrease in insurance revenue was largely offset by lower insurance claims, commissions and changes in policy benefit liabilities as discussed on page 41.

Underwriting and advisory fees decreased $38 million, due to more challenging market conditions, offset in part by the impact of the stronger U.S. dollar.

Other non-interest revenue includes various sundry amounts and increased by $186 million from the prior year, primarily due to a gain on sale of BMO’s U.S. retirement services business and a legal settlement.

Foreign exchange, other than trading, securities gains and card fees were largely consistent with the prior year.

Table 3 on page 120 provides further details on revenue and revenue growth.

Non-Interest Revenue (1)

(Canadian $ in millions)			Change from 2014
For the year ended October 31	2015	2014	2013	(%)
Securities commissions and fees	953	934	846	2
Deposit and payment service charges	1,077	1,002	916	8
Trading revenues	987	949	849	4
Lending fees	737	680	603	8
Card fees	460	462	461	–
Investment management and custodial fees	1,500	1,246	971	20
Mutual fund revenues	1,385	1,073	832	29
Underwriting and advisory fees	706	744	659	(5)
Securities gains, other than trading	171	162	285	6
Foreign exchange, other than trading	172	179	172	(4)
Insurance revenue (1)	1,762	2,008	1,212	(12)
Other	509	323	347	58
Total BMO reported (1)	10,419	9,762	8,153	7
BMO reported, net of CCPB	9,165	8,257	7,386	11
Insurance revenue, net of CCPB	508	503	445	1
(1)	Commencing in the first quarter of 2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.

40	BMO Financial Group 198th Annual Report 2015

Trading-Related Revenues

Trading-related revenues are dependent on, among other things, the volume of activities undertaken for clients who enter into transactions with BMO to mitigate their risks or to invest. BMO earns a spread or profit on the net sum of its client positions by profitably managing, within prescribed limits, the overall risk of the net positions. On a limited basis, BMO also earns revenue from principal trading positions.

Interest and non-interest trading-related revenues increased $86 million or 9%. Excluding the impact of the stronger U.S. dollar and the result of hedging a portion of U.S. net income, trading-related revenues increased by $75 million or 8%. Interest rate trading-related revenues increased $82 million or 25%, including the prior year unfavourable impact of implementing a funding valuation adjustment, primarily due to increased client activity in our fixed income businesses. Foreign exchange trading-related revenues were up $25 million or 7%, driven by increased client activity in response to, among other things, the Bank of Canada rate changes and potential changes by the U.S. Federal Reserve. Equities trading-related revenues increased $7 million or 1%, reflecting increased activity with corporate and investor clients. Commodities trading-related revenues increased $3 million or 6% due to increased client hedging activity.

The Market Risk section on page 100 provides more information on trading-related revenues.

Trading-related revenues include net interest income and non-interest revenue earned from on and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenues also include income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Interest and Non-Interest Trading-Related Revenues (1)

(Canadian $ in millions)				Change from 2014
(taxable equivalent basis)
For the year ended October 31	2015	2014	2013	(%)
Interest rates	422	325	479	30
Foreign exchange	364	356	285	2
Equities	638	626	499	2
Commodities	56	46	43	21
Other (2)	6	13	29	(54)
Total (teb)	1,486	1,366	1,335	9
Teb offset	467	433	309	8
Reported Total	1,019	933	1,026	9
Reported as:
Net interest income	499	417	486	20
Non-interest revenue – trading revenues	987	949	849	4
Total (teb)	1,486	1,366	1,335	9
Teb offset	467	433	309	8
Reported Total, net of teb offset	1,019	933	1,026	9
Adjusted net interest income, net of teb offset	32	(16)	157	+100
Adjusted non-interest revenue – trading revenues	987	949	815	4
Adjusted total, net of teb offset	1,019	933	972	9
(1)	Trading-related revenues are presented on a taxable equivalent basis.
(2)	Includes nominal revenues from run-off structured credit activities and hedging exposures in BMO’s structural balance sheet. Prior to 2014, the structured credit revenues were adjusting items and excluded from adjusted trading-related revenues.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 33.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities were $1,254 million in the current year, down $251 million from $1,505 million in 2014 when lower long-term interest rates increased the fair value of investments backing our policy benefit liabilities, partially offset by increased underlying business premium income in 2015. The decline was largely offset in revenue.

BMO Financial Group 198th Annual Report 2015	41

MANAGEMENT’S DISCUSSION AND ANALYSIS

Provision for Credit Losses

The provision for credit losses (PCL) was $612 million in the current year, up from $561 million in 2014. There was no net change to the collective allowance in the year. The increase in PCL was due to lower recoveries in Corporate Services and higher provisions in BMO Capital Markets, partially offset by reduced provisions in the P&C businesses.

PCL as a percentage of average net loans and acceptances was 0.19% in 2015, consistent with the prior year.

On an operating group basis, most of our provisions relate to Personal and Commercial Banking. In Canadian P&C, PCL decreased by $32 million to $496 million in 2015, reflecting lower provisions in both the consumer and commercial portfolios. U.S. P&C PCL was $119 million, down $58 million from 2014, reflecting better credit quality in both the consumer and commercial loan portfolios and loan sale benefits. Wealth Management provisions increased to $7 million in 2015, compared to a net recovery of $3 million in the previous year. BMO Capital Markets recorded provisions of $26 million, compared to net recoveries of $18 million in the prior year. Corporate Services recoveries of credit losses of $36 million in 2015 were down from $123 million in 2014, primarily reflecting lower recoveries.

On a geographic basis, the majority of our provisions relate to our Canadian loan portfolio. Specific PCL in Canada and other countries (excluding the United States) was $498 million, compared to $527 million in 2014. Specific PCL in the United States was $114 million, up from $34 million in 2014, reflecting lower Corporate Services loan recoveries in 2015. Note 4 on page 148 of the financial statements provides PCL information on a geographic basis. Table 15 on page 130 provides further PCL segmentation information.

Provision for Credit Losses

(Canadian $ in millions, except as noted) For the year ended October 31	2015	2014	2013
New specific provisions	1,278	1,413	1,636
Reversals of previously established allowances	(210)	(228)	(267)
Recoveries of loans previously written off	(456)	(624)	(772)
Specific provision for credit losses	612	561	597
Decrease in collective allowance	–	–	(10)
Provision for credit losses (PCL)	612	561	587
PCL as a % of average net loans and acceptances (annualized)	0.19	0.19	0.22
Provision for Credit Losses by Operating Group
(Canadian $ in millions) For the year ended October 31	2015	2014	2013
Canadian P&C	496	528	559
U.S. P&C	119	177	236
Personal and Commercial Banking	615	705	795
Wealth Management	7	(3)	3
BMO Capital Markets	26	(18)	(36)
Corporate Services, including T&O (1)
Impaired real estate loans	28	21	(43)
Interest on impaired loans	17	26	48
Purchased credit impaired loans	(86)	(252)	(410)
Purchased performing loans (1)	5	82	–
Adjusted provision for credit losses	612	561	357
Purchased performing loans (1)	–	–	240
Decrease in collective allowance	–	–	(10)
Provision for credit losses	612	561	587
(1)	Effective the first quarter of 2014, Corporate Services adjusted results include credit-related items in respect of the purchased performing loan portfolio. Further details are provided in the Non-GAAP Measures section on page 33.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 33.

42	BMO Financial Group 198th Annual Report 2015

Non-Interest Expense

Non-interest expense increased $1,261 million or 12% to $12,182 million in 2015. Reported results in 2015 included a $149 million charge, primarily due to restructuring to drive operational efficiencies.

Amounts in the rest of this Non-Interest Expense section are stated on an adjusted basis, unless otherwise noted.

Adjusted non-interest expense excludes acquisition integration costs for certain significant acquisitions and amortization of acquisition-related intangible assets in 2015, 2014 and 2013, and restructuring costs in 2015 and 2013 to align our cost structure with the environment.

Adjusted non-interest expense increased $1,058 million or 10% to $11,819 million, of which approximately 6% was due to the stronger U.S. dollar, and 2% was due to the inclusion of F&C results for two additional quarters, excluding which adjusted non-interest expense increased by 2% due to business growth.

The dollar and percentage changes in expense by category are outlined in the adjacent Adjusted Non-Interest Expense and Non-Interest Expense table. Table 4 on page 121 provides more detail on expenses and expense growth.

Performance-based compensation was unchanged, excluding the impact of the stronger U.S. dollar and the inclusion of F&C’s results for two additional quarters relative to a year ago. On the same basis, other employee compensation, which includes salaries, benefits and severance, increased $214 million or 5%, primarily due to merit increases and higher pension costs.

Premises and equipment costs increased $143 million or 7%, excluding the impact of the stronger U.S. dollar, mainly due to higher costs related to technology investments.

Other adjusted expenses declined $20 million or 1%, excluding the impact of the stronger U.S. dollar.

BMO’s reported efficiency ratio was 62.8% and its adjusted efficiency ratio was 60.9% in 2015. On a net revenue basis, the adjusted efficiency ratio increased 80 basis points to 65.2% from 2014, primarily due to the currency impact of our foreign operations. On a basis that excludes the impact of the stronger U.S. dollar and purchased loan accounting impacts, operating leverage was 0.6% and the efficiency ratio would have been lower year over year.

Canadian P&C is BMO’s largest operating segment, and its reported efficiency ratio of 50.3% increased by 60 basis points, mainly due to lower revenue growth.

The adjusted efficiency ratio in U.S. P&C increased by 60 basis points to 64.2% due to modestly higher expenses in a challenging revenue growth environment for U.S. banks.

The adjusted efficiency ratio in Wealth Management on a net revenue basis improved by 40 basis points to 71.5%.

BMO Capital Markets reported efficiency ratio increased by 100 basis points to 64.2%, as the stronger U.S. dollar increased the weighting of its higher efficiency U.S. business.

On a net revenue basis, reported operating leverage was negative 3.0% in 2015 and adjusted operating leverage was negative 1.3%. On a net revenue basis and excluding the impact of the stronger U.S. dollar, adjusted operating leverage was negative 0.3%, and also excluding purchased loan accounting impacts it was positive 0.5%. Our ongoing focus on improving efficiency and generating positive operating leverage, by driving revenue growth through a strong customer focus and maintaining disciplined cost management, resulted in positive adjusted operating leverage on a net revenue basis in each of the last two quarters of 2015.

Examples of initiatives to enhance productivity are outlined in the 2015 Operating Groups Performance Review, which starts on page 45.

(1)	This ratio is calculated excluding insurance claims, commissions and changes in policy benefit liabilities (CCPB).

The efficiency ratio (or expense-to-revenue ratio) is a key measure of productivity. It is calculated as non-interest expense divided by total revenue (on a taxable equivalent basis in the operating groups), expressed as a percentage. The adjusted efficiency ratio is another key measure of productivity and is calculated in the same manner, utilizing adjusted revenue and expense.

Contribution to Growth in Adjusted Non-Interest Expense and Non-Interest Expense (%)

For the year ended October 31	2015	2014	2013
Significant businesses acquired	2.3	1.5	0.4
Canadian/U.S. dollar translation effect, excluding acquisitions	5.4	2.5	0.8
Other	2.1	6.3	2.5
Total adjusted non-interest expense growth	9.8	10.3	3.7
Impact of adjusting items	1.7	(3.5)	(2.8)
Total non-interest expense growth	11.5	6.8	0.9

BMO Financial Group 198th Annual Report 2015	43

MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Non-Interest Expense and Non-Interest Expense

(Canadian $ in millions, except as noted) For the year ended October 31	2015	2014	2013	Change from 2014 (%)
Performance-based compensation	2,087	1,939	1,682	8
Other employee compensation (1)	4,835	4,294	4,026	12
Total employee compensation	6,922	6,233	5,708	11
Premises and equipment	2,130	1,908	1,743	12
Other	2,519	2,378	2,083	6
Amortization of intangible assets	248	242	221	2
Total adjusted non-interest expense	11,819	10,761	9,755	10
Adjusting items	363	160	471	+100
Total non-interest expense	12,182	10,921	10,226	12
Adjusted non-interest expense growth (%)	9.8	10.3	3.7	na
Non-interest expense growth (%)	11.5	6.8	0.9	na
(1)	Includes restructuring costs in 2015 and 2013 to align our cost structure with the environment.
na	– not applicable

Efficiency Ratio by Group (teb) (%)

For the year ended October 31	2015	2014	2013
Efficiency Ratio
Canadian P&C	50.3	49.7	50.7
U.S. P&C	66.1	65.9	64.6
Wealth Management	58.3	53.2	55.8
BMO Capital Markets	64.2	63.2	61.5
Total BMO	62.8	59.9	60.8
Adjusted Efficiency Ratio
Canadian P&C	50.2	49.6	50.7
U.S. P&C	64.2	63.6	61.8
Wealth Management	55.9	51.7	54.9
Wealth Management, net of CCPB	71.5	71.9	67.1
BMO Capital Markets	64.1	63.2	61.5
Total BMO	60.9	59.1	60.4
Total BMO, net of CCPB	65.2	64.4	63.5

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 33.

Provision for Income Taxes

The provision for income taxes reflected in the Consolidated Statement of Income is based upon transactions recorded in income, regardless of when such transactions are subject to taxation by tax authorities, with the exception of the repatriation of retained earnings from foreign subsidiaries, as outlined in Note 24 on page 189 of the financial statements.

Management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.

The provision for income taxes was $936 million in 2015, compared with $903 million in 2014. The reported effective tax rate in 2015 was 17.5%, compared with 17.2% in 2014. The adjusted provision for income taxes(1) was $1,025 million in 2015, compared with $943 million in 2014. The adjusted effective tax rate in 2015 was 18.0%, compared with 17.5% in 2014. The change in the tax rate from year to year is attributable to a lower proportion of income from lower tax rate jurisdictions.

BMO partially hedges the foreign exchange risk arising from its foreign operations by funding the investments in the corresponding foreign currency. The gain or loss on hedging and the unrealized gain or loss on translation of foreign operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities results in an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the foreign operations does not incur income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuations in exchange rates from period to period. Hedging of the foreign operations has given rise to an income tax recovery in shareholders’ equity of $167 million for the year, compared with $144 million in 2014. Refer to the Consolidated Statement of Changes in Equity on page 138 of the financial statements for further details.

Table 4 on page 121 details the $1,651 million of total net government levies and income tax expense incurred by BMO in 2015. The increase from $1,505 million in 2014 was primarily due to higher payroll levies and sales taxes.

(1)	The adjusted rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 33.

44	BMO Financial Group 198th Annual Report 2015

2015 Operating Groups Performance Review

This section includes an analysis of the financial results of our operating groups and descriptions of their businesses, strategies, strengths, challenges, key value drivers, achievements and outlooks.

Personal and Commercial Banking (P&C) (pages 47 to 54)

Net income was $2,931 million in 2015, an increase of $261 million or 10% from 2014. Adjusted net income was $2,988 million, an increase of $262 million or 10%. Personal and Commercial Banking is comprised of two operating segments: Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C).

Wealth Management (pages 55 to 57)

Net income was $850 million in 2015, an increase of $70 million or 9% from 2014. Adjusted net income was $955 million, an increase of $112 million or 13%.

BMO Capital Markets (BMO CM) (pages 58 to 61)

Net income was $1,032 million in 2015, a decrease of $45 million or 4% from 2014. Adjusted net income was $1,034 million, a decrease of $44 million or 4%.

Corporate Services, including Technology and Operations (page 62)

Net loss was $408 million in 2015, compared with a net loss of $194 million in 2014. Adjusted net loss was $296 million, compared with an adjusted net loss of $194 million in 2014.

Allocation of Results

The basis for the allocation of results geographically and among operating groups is outlined in Note 27 on page 194 of the financial statements. Certain prior year data has been restated, as explained on the following page, which also provides further information on the allocation of results.

BMO Financial Group 198th Annual Report 2015	45

MANAGEMENT’S DISCUSSION AND ANALYSIS

Contributions to Revenue, Expenses, Net Income and Average Assets by Operating Group and by Location

(Canadian $ in millions, except as noted) For the year ended October 31	Personal and Commercial Banking			Wealth Management			BMO Capital Markets			Corporate Services			Total Consolidated
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
Operating Groups Relative Contribution to BMO’s Performance (%)
Revenue	52.9	52.4	53.6	29.7	29.3	25.1	20.0	20.4	20.1	(2.6)	(2.1)	1.2	100	100	100
Expenses	47.0	48.2	48.8	27.6	26.0	23.0	20.4	21.5	20.4	5.0	4.3	7.8	100	100	100
Net income	66.5	61.6	57.3	19.3	18.0	19.7	23.4	24.9	24.8	(9.2)	(4.5)	(1.8)	100	100	100
Adjusted net income	63.8	61.2	58.3	20.4	18.9	20.2	22.1	24.2	24.7	(6.3)	(4.3)	(3.2)	100	100	100
Average assets	43.0	44.5	43.7	4.4	4.2	4.0	43.7	43.7	44.4	8.9	7.6	7.9	100	100	100
Total Revenue
Canada	6,639	6,403	6,019	3,279	3,739	2,795	2,298	2,249	2,167	(447)	(374)	(262)	11,769	12,017	10,719
United States	3,609	3,151	3,000	1,016	788	910	1,379	1,261	1,064	(108)	(39)	467	5,896	5,161	5,441
Other countries	1	2	1	1,468	811	511	196	210	152	59	22	6	1,724	1,045	670
	10,249	9,556	9,020	5,763	5,338	4,216	3,873	3,720	3,383	(496)	(391)	211	19,389	18,223	16,830
Total Expenses
Canada	3,340	3,188	3,051	1,969	1,824	1,651	1,171	1,186	1,084	252	97	194	6,732	6,295	5,980
United States	2,386	2,071	1,940	818	721	599	1,116	970	842	336	326	575	4,656	4,088	3,956
Other countries	–	–	–	570	295	101	199	195	156	25	48	33	794	538	290
	5,726	5,259	4,991	3,357	2,840	2,351	2,486	2,351	2,082	613	471	802	12,182	10,921	10,226
Net Income
Canada	2,103	2,011	1,813	497	498	425	851	815	832	(249)	(45)	(173)	3,202	3,279	2,897
United States	827	658	588	127	58	206	178	235	207	(184)	(120)	117	948	831	1,118
Other countries	1	1	1	226	224	196	3	27	1	25	(29)	(18)	255	223	180
	2,931	2,670	2,402	850	780	827	1,032	1,077	1,040	(408)	(194)	(74)	4,405	4,333	4,195
Adjusted Net Income
Canada	2,107	2,015	1,818	534	516	426	851	814	832	(143)	(45)	(88)	3,349	3,300	2,988
United States	880	710	643	150	80	228	180	237	209	(186)	(120)	(26)	1,024	907	1,054
Other countries	1	1	1	271	247	200	3	27	1	33	(29)	(21)	308	246	181
	2,988	2,726	2,462	955	843	854	1,034	1,078	1,042	(296)	(194)	(135)	4,681	4,453	4,223
Average Assets
Canada	196,739	190,053	177,015	19,907	18,368	17,438	160,547	142,859	133,513	24,973	19,407	17,737	402,166	370,687	345,703
United States	88,905	74,371	65,764	4,888	4,055	3,527	106,540	97,228	94,840	34,175	25,261	25,345	234,508	200,915	189,476
Other countries	49	39	18	4,352	2,557	1,178	23,238	19,659	18,349	78	71	707	27,717	22,326	20,252
	285,693	264,463	242,797	29,147	24,980	22,143	290,325	259,746	246,702	59,226	44,739	43,789	664,391	593,928	555,431

How BMO Reports Operating Group Results

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform to the current presentation.

Corporate Services results reflect certain items in respect of the purchased loan portfolio, including the recognition of a portion of the credit mark that is reflected in net interest income over the term of the purchased loans and provisions and recoveries of credit losses on the purchased portfolio. Restructuring costs are also included in Corporate Services. Amounts excluded from adjusted results in prior years included credit-related items in respect of the purchased performing loan portfolio, acquisition integration costs and run-off structured credit activities.

Starting in the first quarter of 2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.

Effective November 1, 2014, we adopted several new and amended accounting pronouncements issued by the International Accounting Standards Board (IASB), which are outlined in Note 1 on page 140 of the financial statements.

BMO analyzes revenue at the consolidated level based on GAAP revenue reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases GAAP revenue and the GAAP provision for income taxes by an amount that would raise revenue on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenue and income tax provisions.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 33.

46	BMO Financial Group 198th Annual Report 2015

Personal and Commercial Banking

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Canadian P&C and U.S. P&C. These operating segments are reviewed separately in the sections that follow.

(Canadian $ in millions, except as noted) As at or for the year ended October 31	Canadian P&C			U.S. P&C			Total P&C
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Net interest income (teb)	4,937	4,780	4,536	2,834	2,482	2,321	7,771	7,262	6,857
Non-interest revenue	1,703	1,625	1,484	775	669	679	2,478	2,294	2,163
Total revenue (teb)	6,640	6,405	6,020	3,609	3,151	3,000	10,249	9,556	9,020
Provision for credit losses	496	528	559	119	177	236	615	705	795
Non-interest expense	3,340	3,182	3,055	2,386	2,077	1,936	5,726	5,259	4,991
Income before income taxes	2,804	2,695	2,406	1,104	897	828	3,908	3,592	3,234
Provision for income taxes (teb)	700	679	594	277	243	238	977	922	832
Reported net income	2,104	2,016	1,812	827	654	590	2,931	2,670	2,402
Amortization of acquisition-related intangible assets (1)	4	4	5	53	52	55	57	56	60
Adjusted net income	2,108	2,020	1,817	880	706	645	2,988	2,726	2,462
Key Performance Metrics and Drivers
Net income growth (%)	4.4	11.2	2.3	26.5	10.7	6.9	9.8	11.1	3.4
Adjusted net income growth (%)	4.4	11.2	2.4	24.8	9.2	3.7	9.7	10.7	2.7
Revenue growth (%)	3.7	6.4	2.0	14.6	5.1	(2.5)	7.3	5.9	0.5
Non-interest expense growth (%)	5.0	4.2	3.4	14.9	7.3	(3.2)	8.9	5.4	0.7
Adjusted non-interest expense growth (%)	4.9	4.2	3.4	15.6	8.1	(2.4)	9.1	5.7	1.1
Return on equity (%)							16.1	16.7	16.9
Adjusted return on equity (%)							16.4	17.1	17.4
Operating leverage (teb) (%)	(1.3)	2.2	(1.4)	(0.3)	(2.2)	0.7	(1.6)	0.5	(0.2)
Adjusted operating leverage (teb) (%)	(1.2)	2.2	(1.4)	(1.0)	(3.0)	(0.1)	(1.8)	0.2	(0.6)
Efficiency ratio (teb) (%)	50.3	49.7	50.7	66.1	65.9	64.6	55.9	55.0	55.3
Adjusted efficiency ratio (teb) (%)	50.2	49.6	50.7	64.2	63.6	61.8	55.1	54.2	54.4
Net interest margin on average earning assets (teb) (%)	2.61	2.61	2.66	3.46	3.63	3.88	2.86	2.89	2.97
Average common equity							17,848	15,410	13,723
Average earning assets	189,505	183,406	170,739	81,965	68,312	59,813	271,470	251,718	230,552
Average current loans and acceptances	194,199	187,788	174,534	73,455	60,414	53,033	267,654	248,202	227,567
Average deposits	132,767	124,925	113,901	77,795	65,412	61,344	210,562	190,337	175,245
Assets under administration	22,848	24,150	23,190	126,513	123,082	112,732	149,361	147,232	135,922
Full-time equivalent employees	15,715	15,795	15,879	7,661	7,835	7,991	23,376	23,630	23,870

(1)	Before tax amounts of $73 million in 2015, $75 million in 2014 and $87 million in 2013 are included in non-interest expense.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 33.

BMO Financial Group 198th Annual Report 2015	47

MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking provides a full range of financial products and services to eight million customers. We’re here to help our customers make the right financial decisions as they do business with us seamlessly across our channels: getting advice from our 16,000 employees at their place of business, in our branches, on their mobile devices, online, over the telephone, and through our automated banking machines.

Cameron Fowler

Group Head

Canadian Personal and Commercial Banking, BMO Financial Group

Lines of Business

Personal Banking provides customers with a wide range of products and services, including chequing and savings accounts, credit cards, mortgages, creditor insurance and everyday financial and investment advice. Our employees are focused on providing exceptional service to all of our customers every time they interact with us.

Commercial Banking provides small business and commercial banking customers with a broad suite of commercial products and services, including business deposit accounts, commercial credit cards, business loans and commercial mortgages, cash management solutions, foreign exchange and specialized banking programs. Our Commercial bankers partner with our customers to help them grow and manage their business.

Strengths and Value Drivers

•	Strong commercial banking business, reflected by BMO’s number two ranking in Canadian market share for business loans of $25 million or less.
•	Largest MasterCard® issuer in Canada, and one of the top commercial card issuers in North America.
•	Leading issuer of AIR MILES®, Canada’s premier coalition loyalty program.
•	Recognized for the third consecutive year by the global financial services research firm Celent with a 2015 Model Bank Award for excellence in the digital banking category.
•	Proud to be the official bank of the Canadian defence community, serving the unique needs of the Canadian military.
•	Consistently applied credit risk management practices that provide customers with reliable access to appropriate financing solutions in all economic conditions.

Strategy and Key Priorities

Our strategy is focused on capturing key growth and loyalty opportunities while capitalizing on the shift to digital to improve efficiency.

Continued our focus on customer loyalty and growth

2015 Achievements

•	Improved our industry-leading employee engagement score by another two percentage points in our annual survey.
•	Established new customer service standards across all channels to provide a differentiated experience for our customers and build their loyalty.
•	Redesigned our fraud recovery and personal estate processes, in order to make our customers’ involvement easier for them in moments that matter.

Personal banking

•	Achieved personal lending (excluding retail cards) and deposit growth of 2% and 6%, respectively.
•	Increased share of wallet, demonstrating that our products continue to meet the needs of our valued customers.
•	Our Spring Home Financing and Summer Everyday Banking Campaigns were a success. Our Summer Everyday Banking Campaign resulted in everyday banking plan sales growing 26% compared to last year.
•	Introduced the BMO Savings Builder Account, becoming the first Canadian bank to reward customers with bonus interest for saving monthly.
•	World Elite MasterCard® recognized as the Best Travel Reward Credit Card and Best Travel Points Credit Card.
•	BMO’s Premium CashBack MasterCard for Business was named #1 in MoneySense™ magazine’s annual ranking of Canada’s Best Business Cash Back.

Commercial banking

•	Achieved 7% growth in both commercial lending and deposits.
•	Launched the BMO Biz Basic™ Plan, to help small business owners easily manage their daily banking simply and cost-effectively.
•

Expanded our cash management offerings with the launch of BMO DepositEdge™, enabling our clients to deposit cheques remotely, and BMO Spend Dynamics™, giving corporate card clients convenient access to their transaction data and the ability to analyze their program spend.

•

Named as the Best Commercial Bank in Canada by World Finance Magazine in recognition of our commitment to building long-term customer relationships and innovative solutions with a strong regional and industry focus, particularly in the areas of Aboriginal Banking and Women in Business.

2016 Focus

•

Focus on improving customer loyalty to deepen relationships. In personal banking, increase personal share of wallet and in commercial banking, target opportunities across geography, segment and industry.

48	BMO Financial Group 198th Annual Report 2015

Accelerating our digital channel strategy

2015 Achievements

•	Digital channel sales volume continued to grow, rising ~14% from last year, which is equivalent to the total sales volume at ~100 branches.
•	First major Canadian financial institution to offer Touch ID, allowing mobile banking features to be securely accessed with the touch of a button.
•

Launched a new BMO Banking and InvestorLine portal, becoming the first major Canadian bank to provide customers with online access to both personal banking and self-directed investment accounts, as well as a personal finance management tool, all in one place.

•	Provided Interac® e-Transfers for all business customer services through our digital channels (Online Banking, Mobile Banking and Online Banking for Business).
•

Opened or upgraded 24 branches across Canada and expanded our channel network with more than 400 ABMs at Shell locations. We have improved the network with image-enabled ABM technology that offers enhanced interface and transactional capabilities.

2016 Focus

•	Focus on continuing to accelerate our channel strategy and increase our digital capabilities.

Continued our strong risk leadership and operating discipline

2015 Achievements

•	Enhanced our risk appetite framework with more effective linkages to strategic planning.
•	Provisions for credit losses declined by 6% and gross impaired loan formations were 11% lower year over year.
•

Continued to make enhancements to our automated leads management engine, which leverages data to identify banking opportunities that we can present to our customers; these relevant and timely offers support our front-line bankers in increasing share of wallet.

•	Continued to invest in maintaining strong anti-money laundering capabilities to protect our customers.

2016 Focus

•	Continue to focus on our strength in productivity and risk management.

Canadian P&C

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2015	2014	2013
Net interest income	4,937	4,780	4,536
Non-interest revenue	1,703	1,625	1,484
Total revenue (teb)	6,640	6,405	6,020
Provision for credit losses	496	528	559
Non-interest expense	3,340	3,182	3,055
Income before income taxes	2,804	2,695	2,406
Provision for income taxes	700	679	594
Reported net income	2,104	2,016	1,812
Amortization of acquisition-related intangible assets (1)	4	4	5
Adjusted net income	2,108	2,020	1,817
Key Performance Metrics and Drivers
Personal revenue	4,415	4,237	3,993
Commercial revenue	2,225	2,168	2,027
Net income growth (%)	4.4	11.2	2.3
Revenue growth (%)	3.7	6.4	2.0
Non-interest expense growth (%)	5.0	4.2	3.4
Operating leverage (%)	(1.3)	2.2	(1.4)
Efficiency ratio (%)	50.3	49.7	50.7
Net interest margin on average earning assets (%)	2.61	2.61	2.66
Average earning assets	189,505	183,406	170,739
Average current loans and acceptances	194,199	187,788	174,534
Average deposits	132,767	124,925	113,901
Full-time equivalent employees	15,715	15,795	15,879

(1)	Before tax amounts of $5 million in 2015, $4 million in 2014 and $5 million in 2013 are included in non-interest expense.

BMO Financial Group 198th Annual Report 2015	49

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Review

Canadian P&C reported net income of $2,104 million, up $88 million or 4% from a year ago, with improved performance in the second half of the year. Revenue increased $235 million or 4% to $6,640 million as a result of higher balances and improved non-interest revenue, with stable net interest margin.

Revenue increased $178 million or 4% in our personal banking business as a result of higher balances and improved non-interest revenue. In our commercial banking business, revenue increased $57 million or 3%, mainly driven by higher balances.

Our credit performance improved, as provisions for credit losses declined $32 million or 6% to $496 million, due to lower provisions in both the consumer and commercial portfolios.

Non-interest expense was $3,340 million, up $158 million or 5% from a year ago, primarily due to continued investment in the business, net of expense management, and higher costs associated with a changing business and regulatory environment. Adjusted operating leverage improved over the course of the year, demonstrating the benefit of actions we took related to containing expenses.

Average current loans and acceptances increased $6.4 billion or 3% from a year ago to $194.2 billion. Total personal lending balances (excluding retail cards) increased 2% year over year, with solid residential mortgage growth partially offset by declines in indirect auto loans. Credit card balances were consistent with the prior year in both retail and corporate cards. Commercial loan balances (excluding corporate cards) increased 7% year over year with growth across a number of industry sectors.

Average deposits increased $7.8 billion or 6% to $132.8 billion. Personal deposit balances increased 6%, driven by strong growth in primary chequing accounts. Commercial deposit growth was broad-based, with balances growing 7% year over year.

Business Environment, Outlook and Challenges

Canada’s economic growth and employment are expected to improve in 2016, benefitting from firm demand from the United States, the lower Canadian dollar, and a moderate rise in oil prices. Interest rates are expected to stay low.

In the Canadian personal banking sector, retail operating deposits are projected to grow by approximately 4% in 2016, in line with growth in personal income. Credit card loan balances are expected to continue to grow at a pace a little below 4%, as a result of increasing customer preferences for prime-based lines of credit. Residential mortgage balance growth is projected to approximate 5% in 2016.

In the commercial banking sector, growth in commercial operating deposits and short-term business credit is expected to ease moderately to just under 6% in 2016, partly reflecting a carry-over from weak conditions in the resource sector in 2015.

We expect to generate growth by increasing our customer share of wallet, improving sales force productivity and targeting commercial opportunities across geography, segment and industry. We will continue to operate within the parameters of our risk appetite and our effective governance framework should position us well as information security needs increase and high regulatory expectations continue. Our evolving digital capabilities are expected to help us improve productivity over time as customer transactions migrate to digital channels and this, combined with our strong employee engagement, will improve customer loyalty.

The Canadian economic environment in 2015 and outlook for 2016 are discussed in more detail in the Economic Developments and Outlook section on page 30.

Caution

This Canadian P&C Banking section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 33.

50	BMO Financial Group 198th Annual Report 2015

U.S. Personal and Commercial Banking

We’re here to help our more than two million customers feel confident in their financial decisions by providing a banking experience with a human touch. Our retail and small and mid-sized business banking customers are served through more than 500 branches, contact centres, online and mobile banking platforms and more than 1,300 ABMs across eight states. Our commercial banking customers are offered in-depth specific industry knowledge, as well as strategic capital markets solutions.
Alexandra Dousmanis-Curtis Group Head U.S. Retail and Business Banking	David R. Casper Group Head Commercial Banking and President and CEO, BMO Harris Bank

Lines of Business

Personal Banking offers a broad range of products and services to individuals, as well as small and mid-sized business customers, including deposits, mortgages, consumer credit, business lending, credit cards and other banking services.

Commercial Banking provides business customers that have annual revenue above $20 million with a broad range of banking products and services, including lending, deposits, treasury management and risk management.

Strengths and Value Drivers

•	Rich heritage of more than 160 years in the U.S. Midwest, with a deep commitment to our communities and helping our customers succeed.
•	Strong, experienced leadership team that knows how to compete and excel in our markets.
•	Unique, differentiated platform for profitable growth provided by our attractive branch footprint and top-tier deposit market share in key U.S. Midwest markets.
•	Large-scale, relationship-based national commercial banking business centred in the U.S. Midwest, complemented by in-depth industry knowledge in select sectors.
•	Comprehensive and integrated control structure that allows us to actively manage risks and regulatory compliance.

Strategy and Key Priorities

We aim to grow our business and be a leader in our markets by creating a differentiated, intuitive customer experience and advising our customers on a wide range of financial topics, leveraging our brand reputation, local presence and high-performance teams.

Deliver a great customer experience to a loyal, profitable and growing customer base

2015 Achievements

•

Delivered strong and improving net promoter score (NPS) results for the commercial banking segment, as we revitalized our internal and external customer experience initiatives to build greater loyalty.

•	Our NPS for the retail and business banking segments improved year over year, as we continued to focus on customer feedback.
•	Enhanced sales coaching with a focus on the customer experience drove significant year-over-year improvements:
•	Consumer deposit sales per retail banker increased 7%.
•	Consumer loan sales per retail banker increased 27%.
•	Mortgage sales per mortgage banker and sales of loans and deposits to our mass affluent customers per team both increased in excess of 25%.

2016 Focus

•	Maintain strong customer loyalty and increase brand awareness, while growing our customer base in high-opportunity segments, including mass affluent customers.

Continue to improve our product and channel capabilities to meet our customers’ evolving needs

2015 Achievements

•	Continued our multi-year investment in improving our treasury management capabilities and services, including significant enhancements to our online banking solution.
•	Introduced our Smart Branch format, which allows customers to conduct transactions with ABM video tellers and makes day-to-day banking easier and more convenient.
•

BMO Harris was named as the Most Innovative Financial Institution at this year’s ATM & Mobile Innovation Summit, which recognizes innovators in ATM and mobile technology, by Networld Media Group, publishers of ATMmarketplace.com and MobilePaymentsToday.com.

•

With the introduction of Mobile Cash, which allows customers to withdraw money from an ABM using their smartphones, we now have the largest network of mobile-enabled cardless ABMs in the United States.

•	Enhanced our mobile banking application with the addition of Touch ID and Passcode for a faster and more secure log-in process.

2016 Focus

•	Build on our mobile and online channel capabilities as we continue to enhance our customer experience.

BMO Financial Group 198th Annual Report 2015	51

MANAGEMENT’S DISCUSSION AND ANALYSIS

Improve financial performance by growing revenue and effectively managing costs

2015 Achievements

•	Maintained stable revenue in a low interest rate environment and a highly competitive U.S. personal and commercial banking market.
•	Total loans increased by $3.3 billion or 6%, while the total commercial loan portfolio grew by $4.5 billion or 14%.
•

Deposits grew by $2.2 billion or 4% as a result of strong chequing account growth of $3.7 billion or 11%. In the Chicago and Wisconsin areas, we maintained our strong second place rankings, while holding the number four market share position within our primary footprint of Illinois, Wisconsin, Missouri, Kansas, Indiana and Minnesota and increasing our overall market share to 6.4%.

•	Managed expenses effectively while continuing to invest in our business.

2016 Focus

•	Continue to focus on profitable growth by deepening existing client relationships and acquiring new customers, while managing costs.
Continue to deploy our unique commercial operating model by delivering local access and industry expertise to our clients across a broad geographic footprint

2015 Achievements

•	Continued strong growth in commercial and industrial (C&I) loans and commercial real estate loans, with year-over-year increases of $4.3 billion or 16% and $0.5 billion or 15%, respectively.
•

Announced the signing of an agreement with General Electric Capital Corporation (GE Capital) to acquire its Transportation Finance business. GE Capital’s Transportation Finance business is the largest provider of financing for the truck and trailer sector in North America, with over 40 years of experience servicing the complete supply chain.

•	Launched the “One Bank” initiative to better serve customers with operations across North America.
•	Deepened customer relationships by providing treasury management services, driving a 6% increase in fee income year over year.

2016 Focus

•

Continue to leverage our North American commercial franchise and partnerships to deliver a “One Bank” customer experience and successfully integrate the acquired GE Capital Transportation Finance business.

Continue our strong risk leadership and operating discipline

2015 Achievements

•	Provision for credit losses improved by 41% over the prior year.
•	Actively managed risks and regulatory compliance through a reinforced oversight and control structure.
•	Continued to invest in maintaining strong anti-money laundering capabilities to protect our customers.

2016 Focus

•	Continue to focus on our strength in productivity and risk management.

52	BMO Financial Group 198th Annual Report 2015

U.S. P&C

(Canadian $ in millions, except as noted)

As at or for the year ended October 31	2015	2014	2013
Total revenue (teb)	3,609	3,151	3,000
Reported net income	827	654	590
Adjusted net income	880	706	645
Net income growth (%)	26.5	10.7	6.9
Adjusted net income growth (%)	24.8	9.2	3.7
Revenue growth (%)	14.6	5.1	(2.5)
Non-interest expense growth (%)	14.9	7.3	(3.2)
Adjusted non-interest expense growth (%)	15.6	8.1	(2.4)

(US$ in millions, except as noted)
Net interest income (teb)	2,259	2,269	2,268
Non-interest revenue	618	611	664
Total revenue (teb)	2,877	2,880	2,932
Provision for credit losses	95	162	230
Non-interest expense	1,901	1,899	1,892
Income before income taxes	881	819	810
Provision for income taxes (teb)	222	222	231
Reported net income	659	597	579
Amortization of acquisition-related intangible assets (1)	42	47	54
Adjusted net income	701	644	633
Key Performance Metrics and Drivers (US$ basis)
Net income growth (%)	10.3	3.2	5.1
Adjusted net income growth (%)	8.8	1.8	1.9
Revenue growth (%)	(0.2)	(1.8)	(4.4)
Non-interest expense growth (%)	0.1	0.4	(5.1)
Adjusted non-interest expense growth (%)	0.7	1.2	(4.4)
Operating leverage (teb) (%)	(0.3)	(2.2)	0.7
Adjusted operating leverage (teb) (%)	(0.9)	(3.0)	–
Efficiency ratio (teb) (%)	66.1	65.9	64.6
Adjusted efficiency ratio (teb) (%)	64.2	63.6	61.8
Net interest margin on average earning assets (teb) (%)	3.46	3.63	3.88
Average earning assets	65,319	62,443	58,432
Average current loans and acceptances	58,520	55,224	51,955
Average deposits	61,962	59,804	59,941
Full-time equivalent employees	7,661	7,835	7,991

(1)	Before tax amounts of $55 million in 2015, $67 million in 2014 and $81 million in 2013 are included in non-interest expense.

Financial Review

Net income of $827 million increased $173 million or 26%. Adjusted net income of $880 million increased $174 million or 25%. Revenue grew $458 million or 15% to $3,609 million. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $659 million increased $62 million or 10% from a year ago. Adjusted net income of $701 million increased $57 million or 9%.

Revenue remained stable at $2,877 million as higher balances and increased mortgage banking revenue offset the effects of lower net interest margin.

In our commercial banking business, revenue increased $27 million or 2% to $1,431 million, reflecting strong loan volume growth, primarily in the C&I loan portfolio, partially offset by the impact of competitive spread compression.

In our personal banking business, revenue decreased by $30 million or 2% to $1,446 million, primarily due to declines in loan spreads and balances and reduced fees from deposits and credit cards, partially offset by increased mortgage banking revenue and chequing balance growth.

Net interest margin decreased by 17 basis points to 3.46%, driven by competitive loan pricing, changes in mix including loans growing faster than deposits and the low rate environment.

Provisions for credit losses of $95 million improved by $67 million or 41% from a year ago, primarily due to lower provisions in both the consumer and commercial loan portfolios and loan sale benefits.

Non-interest expense of $1,901 million remained stable. Adjusted non-interest expense of $1,846 million increased $14 million, or less than 1%, as we continue to focus on expense management while making selective investments in the business.

Average current loans and acceptances increased $3.3 billion or 6% to $58.5 billion. The C&I loan portfolio continues to experience strong growth, increasing by $4.3 billion or 16% from a year ago to $30.9 billion. We have grown our commercial real estate portfolio by $0.5 billion or 15%. These increases offset decreases in home equity and mortgage loans, due in part to the effects of our continued practice of selling most mortgage originations in the secondary market.

Average deposits of $62.0 billion increased $2.2 billion, as growth in our commercial business and in our personal chequing accounts was partially offset by a reduction in higher-cost personal money market and time deposit accounts.

BMO Financial Group 198th Annual Report 2015	53

MANAGEMENT’S DISCUSSION AND ANALYSIS

Business Environment, Outlook and Challenges

U.S. P&C has a significant footprint in eight states, primarily concentrated in six contiguous states in the U.S. Midwest region (Illinois, Wisconsin, Indiana, Minnesota, Missouri and Kansas).

Following modest growth in recent years, the U.S. Midwest economy is expected to improve to 1.8% in 2015 and 2.1% in 2016. Growth in consumer and commercial loans strengthened this year. Consumer loan volumes are expected to trend higher in 2016 due to relatively low interest rates, improvements in household finances, rising consumer confidence and steady demand for automobiles. Residential mortgage growth shows improvement as housing remains relatively healthy. Commercial loan growth, including non-residential mortgages, should remain strong in response to improvements in economic growth and business confidence across our footprint.

The U.S. Midwest banking environment continues to be highly competitive, and the low interest rate environment remains a challenge for the banking industry. We continue to concentrate on our customer-focused growth strategy, offering multiple product packages and attracting new customers through our differentiated channel offerings, while deepening our existing client relationships by focusing on cross-selling and delivering a “One Bank” experience. We expect to deliver growth from executing on our strategies, while still operating within the parameters of our risk appetite and the GE Capital Transportation Finance business acquisition. We are also positioned to benefit from rising interest rates. We will continue to actively manage risks and regulatory compliance through a reinforced oversight and control structure.

The U.S. economic environment in 2015 and the outlook for 2016 are discussed in more detail in the Economic Developments and Outlook section on page 30.

Caution

This U.S. P&C Banking section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 33.

54	BMO Financial Group 198th Annual Report 2015

BMO Wealth Management

BMO’s wealth business serves a full range of client segments, from mainstream to ultra-high net worth and institutional, with a broad offering of wealth management products and services including insurance. Wealth Management is a global business with an active presence in markets across Canada, the United States, Europe and Asia.

Gilles Ouellette

Group Head

Wealth Management

Lines of Business

Our Personal wealth businesses provide wealth management solutions to retail clients in Canada, the United States and Asia:

BMO Nesbitt Burns, our full-service investing business in Canada, offers comprehensive and client-focused investment and wealth advisory services leveraging strong financial planning capabilities.

BMO InvestorLine is an online investing service that offers clients two ways to invest: our top-ranked self-directed service, which provides tools to help investors make independent investment decisions; or adviceDirect™, which provides investors with online advice and investment recommendations for their portfolios.

BMO’s Private Banking businesses operate in Canada, the United States, Hong Kong and Singapore, offering a comprehensive range of financial services and solutions to high net worth and ultra-high net worth clients and, under BMO Harris Financial Advisors, to mass affluent clients in the United States.

BMO Global Asset Management is a global investment organization that provides investment management, and trust and custody services to institutional, retail and high net worth investors around the world.

BMO Insurance operates in Canada and internationally. In Canada, we manufacture life insurance, accident and sickness insurance, and annuity products that are marketed both to brokers and directly to individuals. Our creditor insurance division markets group creditor insurance, and internationally, we provide reinsurance solutions.

Strengths and Value Drivers

•	Planning and advice-based approach that integrates investment, insurance, specialized wealth management and core banking solutions.
•	Team of highly skilled wealth professionals who are committed to providing an exceptional client experience.
•	Prestigious brand that is broadly recognized and trusted.
•	Strong presence in North America, and globally in asset management and private banking in select markets, including Europe and Asia.
•	Diversified portfolio of digital investment solution platforms, ranging from self-directed investing to professional money management.
•	Access to BMO’s broad client base and distribution networks.
•	Transparent and effective risk management framework.

Strategy and Key Priorities

Our aim is to be the wealth management solutions provider that defines great client experience. Our strategy is to deliver on our clients’ wealth management needs now and in the future by enhancing the client experience, while focusing on productivity and investing for future growth.

Enhance our clients’ experience by delivering on their evolving wealth management needs

2015 Achievements

•	Improved financial planning capabilities through the use of remote and in-field training and the addition of financial planning professionals, as well as enhancements to financial planning software.
•	Expanded wealth management offerings, solutions and programs for targeted growth demographics, such as millennials and women investors.
•	Strong focus on collaboration across BMO, in order to offer our clients holistic solutions to their financial needs at every stage of their lives.
•

BMO Global Asset Management is now positioned as a Top 50 Asset Manager Worldwide in the “personal investments” category by Pensions & Investments, and BMO Funds was rated second among U.S. mutual fund families by the annual Barron’s/Lipper Fund Family Ranking.

•

Received numerous awards, including Best Wealth Management in Canada, 2015 (Global Banking and Finance Review); Best Wealth Management Bank Canada, 2015 (International Finance Magazine); BMO Harris Private Banking was named Best Private Bank in Canada, 2015 (Global Banking and Finance Review); BMO Nesbitt Burns was named the Best Full-Service Investment Advisory in Canada, 2015 (Global Banking and Finance Review) and recognized as having the Best Integrated Investment Advisor Digital Platform in Canada, 2015 (Global Banking and Finance Review); and BMO InvestorLine was named Best Overall Discount Brokerage, 2015 (Money Sense).

2016 Focus

•	Attract new clients and focus on delivering a great client experience.

Drive productivity and increase revenue per employee

2015 Achievements

•	Introduced automated sales processes across our business, including Insurance.

BMO Financial Group 198th Annual Report 2015	55

•	Enhanced our data analytics capabilities to increase sales force capacity and efficiency.
•	Launched a comprehensive training program to develop best-in-class sales and relationship management capabilities.
•	Divested our U.S. retirement services business to focus on core businesses.
•	Accelerated credit portfolio growth with improvements in lending processes and expansion in select areas.
•	Effectively managed within our risk appetite and responded to heightened regulatory expectations.

2016 Focus

•	Continue to improve productivity, while managing our risks with an emphasis on increasing revenue per employee.

Invest in our people, products, technology and footprint to drive future growth

2015 Achievements

•

Completed the integration of F&C Asset Management plc (F&C) and rebranded it as BMO Global Asset Management. This acquisition strengthens the position of BMO Global Asset Management as a globally significant money manager, adding scale, capabilities and resources to its asset management platform and providing attractive cross-selling opportunities.

•

Launched tablet application with retail online banking to provide self-directed clients with a seamless “One Bank” experience, as well as launched the BMO Market Pro platform to cater to clients who are active traders.

•	Continued to onboard, train and expand our sales force in strategically important segments.

2016 Focus

•	Selectively invest in our sales force and continue to enhance technology to drive revenue growth.

Wealth Management

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2015	2014	2013
Net interest income	642	560	558
Non-interest revenue (1)	5,121	4,778	3,658
Total revenue (1)	5,763	5,338	4,216
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	1,254	1,505	767
Revenue, net of CCPB	4,509	3,833	3,449
Provision for (recovery of) credit losses	7	(3)	3
Non-interest expense	3,357	2,840	2,351
Income before income taxes	1,145	996	1,095
Provision for income taxes	295	216	268
Reported net income	850	780	827
Acquisition integration costs (2)	37	16	–
Amortization of acquisition-related intangible assets (3)	68	47	27
Adjusted net income	955	843	854
Key Performance Metrics and Drivers
Net income growth (%)	8.9	(5.7)	57.8
Adjusted net income growth (%)	13.3	(1.3)	56.7
Revenue growth (%) (1)	8.0	26.6	3.5
Revenue growth, net of CCPB	17.6	11.2	18.9
Non-interest expense growth (%)	18.2	20.8	6.0
Adjusted non-interest expense growth (%)	16.9	19.1	5.7
Return on equity (%)	14.8	18.4	28.4
Adjusted return on equity (%)	16.6	19.9	29.3
Operating leverage (%) (1)	(10.2)	5.8	(2.5)
Adjusted operating leverage, net of CCPB (%)	0.7	(7.9)	13.2
Efficiency ratio (%) (1)	58.3	53.2	55.8
Adjusted efficiency ratio, net of CCPB (%)	71.5	71.9	67.1
Net interest margin on average earning assets (%)	2.70	2.65	2.87
Average common equity	5,688	4,181	2,884
Average earning assets	23,784	21,169	19,399
Average current loans and acceptances	14,502	12,897	11,909
Average deposits	27,377	24,912	23,337
Assets under administration	465,742	414,547	357,594
Assets under management	397,959	379,606	194,158
Full-time equivalent employees	6,477	6,649	6,012
U.S. Business Select Financial Data (US$ in millions)
Total revenue	806	720	886
Non-interest expense	652	658	585
Reported net income	99	53	199
Adjusted net income	118	73	220
Average earning assets	3,242	3,028	2,687
Average current loans and acceptances	2,938	2,629	2,510
Average deposits	6,010	5,834	4,947
(1)	Commencing in the first quarter of 2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.
(2)	F&C acquisition integration costs before tax amounts of $46 million in 2015 and $20 million in 2014 are included in non-interest expense.
(3)	Before tax amounts of $88 million in 2015, $62 million in 2014 and $36 million in 2013 are included in non-interest expense.

56	BMO Financial Group 198th Annual Report 2015

Financial Review

Wealth Management net income was $850 million, up $70 million or 9% from a year ago. Adjusted net income, which excludes the amortization of acquisition-related intangible assets and acquisition integration costs, was $955 million, up $112 million or 13% from a year ago.

Adjusted net income in traditional wealth was $715 million, up $158 million or 28% from a year ago, due to good growth from the businesses, a gain on the sale of BMO’s U.S. retirement services business, as well as the benefit from the full year contribution from the acquired F&C business. Adjusted net income in insurance was $240 million compared to $286 million a year ago, primarily due to higher taxes in the current year and higher actuarial benefits in the prior year.

Revenue was $5,763 million, up $425 million or 8% from a year ago. Revenue was $4,509 million on a basis that nets CCPB with insurance revenue, up $676 million or 18% from the prior year. Revenue in traditional wealth was $4,057 million, up $687 million or 20% primarily due to good growth in client assets, including the full year contribution from the acquired F&C business. Insurance revenue, net of CCPB, was $452 million, compared to $463 million a year ago, due to higher actuarial benefits in the prior year. The stronger U.S. dollar increased revenue by $133 million or 4%.

The provision for credit losses was $7 million compared to a $3 million net recovery a year ago.

Non-interest expense was $3,357 million, up $517 million or 18%. Adjusted non-interest expense was $3,223 million, up $465 million or 17%, of which 4% is due to the stronger U.S. dollar, 9% is due to the inclusion of F&C results for two additional quarters and 4% was primarily due to higher revenue-based costs.

Assets under management and administration grew by $70 billion or 9% from a year ago to $864 billion, driven by favourable foreign exchange movements and market appreciation.

Net income in Wealth Management U.S. businesses was US$99 million. Adjusted net income in Wealth Management U.S. businesses was US$118 million, up $45 million or 59% from a year ago, due to a gain on sale of BMO’s U.S. retirement services business in the current year and higher costs related to the settlement of a legal matter in the prior year.

Business Environment, Outlook and Challenges

Growth in the Canadian economy slowed in the first half of 2015, and it is estimated that GDP will grow 1.1% in fiscal 2015, while the United States GDP is expected to grow approximately 2.5%. Canadian and U.S. stock markets continued to perform well in the first half of the year, but experienced declines in the second half. We recorded growth in client assets despite the softer equity markets towards the end of the year as a result of our strategic focus on enhancing the client experience, product innovation and sales force investments. The Bank of Canada reduced interest rates twice and the Federal Reserve held interest rates steady in 2015, putting pressure on our brokerage net interest income for much of the year. The overall investment climate was unfavourable during the latter part of the year, which was reflected in low levels of client trading activity.

Moderate growth of 2.0% is expected in the Canadian economy in 2016, and we anticipate that a sustained level of higher activity in equity markets will continue to positively affect both transaction volumes and asset levels. The Bank of Canada is expected to hold interest rates steady in 2016, before shifting to a tightening stance in early 2017, while the Federal Reserve is expected to slowly increase interest rates in 2016.

Changing demographics, particularly in the retirement, mass affluent and high net worth sectors, will continue to drive the wealth management industry over the longer term. Tailoring our offering for key client segments, enhancing our team-based client service model to provide a holistic approach that supports clients as they move through different life stages and keeping pace with advances in technology, are ways in which we can continue to meet our clients’ evolving needs.

We have experienced significant growth, both organically and through strategic acquisitions. Our F&C acquisition further strengthens our position as a globally significant money manager and supports our plans to offer truly global services to our clients across our international footprint.

The Canadian and U.S. economic environment in fiscal 2015 and the outlook for fiscal 2016 are discussed in more detail in the Economic Developments and Outlook section on page 30.

Caution

This Wealth Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 33.

BMO Financial Group 198th Annual Report 2015	57

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO Capital Markets

BMO Capital Markets is a North American-based financial services provider offering a complete range of products and services to corporate, institutional and government clients. BMO Capital Markets has approximately 2,200 professionals in 29 locations around the world, including 16 offices in North America.

Darryl White

Group Head

BMO Capital Markets

Lines of Business

Investment and Corporate Banking offers clients debt and equity capital-raising services, as well as loan origination and syndication, balance sheet management solutions and treasury management services. We provide strategic advice on mergers and acquisitions, restructurings and recapitalizations, as well as valuation and fairness opinions. We also offer trade finance and risk mitigation services to support the international business activities of our clients, and we provide a wide range of banking and other operating services tailored to North American and international financial institutions.

Trading Products offers research and access to global markets for institutional, corporate and retail clients through an integrated suite of sales and trading solutions that include debt, foreign exchange, interest rate, credit, equity, securitization and commodities. We also offer new product development and origination services, as well as risk management (derivatives) advice and services to hedge against fluctuations in a variety of key inputs, including interest rates and commodities prices. In addition, we provide funding and liquidity management to our clients.

Strengths and Value Drivers

•

Unified coverage approach and integrated distribution creates an exceptional client experience across our North American platform, together with a complementary international presence in select industry sectors.

•	Innovative ideas and expertise delivered through our top-tier coverage team, dedicated to understanding and meeting our core clients’ needs.
•	Top-ranked economic equity and fixed income research, sales and trading capabilities with deep expertise in core sectors.
•	Focus on first-line-of-defence risk management capabilities, enabling effective decision-making in support of our strategy and client experience.

Strategy and Key Priorities

BMO Capital Markets’ aim is to be the lead investment bank that enables our clients to achieve their ambitions. We offer an integrated platform that is differentiated by leading ideas and unified coverage.

Continue to earn leading market share in Canada without taking outsized risk

2015 Achievements

•

Named 2015 Greenwich Quality Leader for Canadian Equity Sales and Corporate Access, Canadian Mergers and Acquisitions, and Large Corporate Cash Management and Large Corporate Trade Finance by Greenwich Associates.

•	Ranked #1 (tied) as a 2015 Greenwich Share Leader for Overall Canadian Fixed Income Market Share by Greenwich Associates.
•	Ranked #2 as a 2015 Greenwich Share Leader for Canadian Equity Trading and #2 (tied) for Canadian Foreign Exchange Market Share by Greenwich Associates.
•	Ranked #3 as a 2015 Greenwich Share Leader for Canadian Equity Research/Advisory Vote Share by Greenwich Associates.

2016 Focus

•	Continue to earn leading market share in Canada by delivering leading ideas through our top-tier coverage team.

Continue to serve global clients with North American interests and leverage our global leadership in select strategic sectors

2015 Achievements

•	Completed a reorganization of Trading Products by asset class to further enhance customer experience and North American franchise value.
•	Named World’s Best Metals & Mining Investment Bank for the sixth consecutive year by Global Finance magazine.
•	Named Best Supply Chain Finance Bank in North America for the second consecutive year by Trade Finance magazine.
•	Named Best Bank in Canadian Dollar Foreign Exchange for the fifth consecutive year by FX Week magazine.
•	Named 2015 Greenwich Quality Leader for Canadian Fixed Income Research by Greenwich Associates.
•

Acted as joint lead on an issue for KfW Development Bank, attracting strong interest from Asia and Europe that resulted in the largest outstanding sovereigns, supranationals and agencies (SSA) issue in the Canadian market.

•

BMO served as a co-chair of the TFSA RMB Working Group, which played a crucial role in establishing an offshore renminbi clearing hub in Canada. The Canadian hub facilitates settlements in renminbi, with the intention of encouraging trade and strengthening ties between Canadian companies and their Chinese business partners. BMO Capital Markets initiated the first renminbi trade to celebrate the hub’s official launch.

58	BMO Financial Group 198th Annual Report 2015

2016 Focus

•	Leverage our strong North American capabilities and presence in select international markets.

Continue to drive performance in our U.S. client franchise with a greater weighting in corporate banking to further support our clients and the stability of future earnings

2015 Achievements

•	Continued to leverage our full-service capabilities to gain a competitive advantage against our U.S. mid-market and boutique competitors.
•	Closed the sale of GKST, our municipal bond trading business, which will allow us to focus resources on our core U.S. fixed income business.
•	The number of M&A transactions closed this year was up 23%, totalling $13.9 billion.
•	Named 2014 Mid-Market Equity House of the Year by International Financing Review.
•	Ranked among Top 20 global investment banks and 12th-largest investment bank in North and South America, based on fees, by Thomson Reuters.
•	Average lending assets increased 20% in the United States from the prior year.

2016 Focus

•	Continue to drive performance in our U.S. platform with a focused strategy and selectively grow our corporate bank where we are competitively advantaged.

Continue to enhance our risk management, regulatory and compliance practices

2015 Achievements

•	Investments in our compliance, risk and regulatory infrastructure and processes have improved our capabilities in each of these areas and positioned us well for future regulatory changes.
•	Compliant with all key regulations, including full implementation of systems for Volcker Rule compliance.

2016 Focus

•	Continue to enhance our first-line-of-defence risk management, regulatory and compliance practices.

BMO Financial Group 198th Annual Report 2015	59

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO Capital Markets

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2015	2014	2013
Net interest income (teb)	1,334	1,177	1,197
Non-interest revenue	2,539	2,543	2,186
Total revenue (teb)	3,873	3,720	3,383
Provision for (recovery of) credit losses	26	(18)	(36)
Non-interest expense	2,486	2,351	2,082
Income before income taxes	1,361	1,387	1,337
Provision for income taxes (teb)	329	310	297
Reported net income	1,032	1,077	1,040
Amortization of acquisition-related intangible assets (1)	2	1	2
Adjusted net income	1,034	1,078	1,042
Key Performance Metrics and Drivers
Trading Products revenue	2,412	2,257	2,126
Investment and Corporate Banking revenue	1,461	1,463	1,257
Net income growth (%)	(4.2)	3.6	5.4
Revenue growth (%)	4.1	9.9	4.2
Non-interest expense growth (%)	5.7	12.9	5.0
Return on equity (%)	14.9	19.1	17.9
Operating leverage (teb) (%)	(1.6)	(3.0)	(0.8)
Efficiency ratio (teb) (%)	64.2	63.2	61.5
Net interest margin on average earning assets (teb) (%)	0.56	0.53	0.59
Average common equity	6,538	5,422	5,582
Average earning assets	238,916	222,471	202,062
Average assets	290,325	259,746	246,702
Average current loans and acceptances	37,416	30,101	24,807
Average deposits	141,275	133,405	121,193
Full-time equivalent employees	2,223	2,270	2,163
U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb)	1,099	1,154	1,040
Non-interest expense	890	887	823
Reported net income	142	216	203
Average earning assets	76,630	79,958	76,984
Average assets	84,872	88,902	92,690
Average current loans and acceptances	10,969	9,536	8,502
Average deposits	55,942	57,754	60,116
(1)	Before tax amounts of $2 million in 2015, $3 million in 2014 and $2 million in 2013 are included in non-interest expense.

Financial Review

BMO Capital Markets net income decreased $45 million or 4% to $1,032 million as the benefit of the stronger U.S. dollar was more than offset by higher provisions in the current year compared to net recoveries in the prior year. Return on equity of 14.9% declined by 4.2% from the prior year, largely due to higher allocated capital.

Revenue increased $153 million or 4% to $3,873 million. Excluding the impact of the stronger U.S. dollar, revenue was stable year over year as higher trading revenues, including the prior year unfavourable impact of implementing a funding valuation adjustment, and higher lending revenues were offset by lower investment banking fees and reduced securities gains.

Trading Products revenue increased $155 million or 7%. Excluding the impact of the stronger U.S. dollar, revenue increased $69 million or 3%, reflecting higher trading revenues related to stronger client trading activity.

Investment and Corporate Banking revenue was consistent with the prior year. Excluding the impact of the stronger U.S. dollar, revenue decreased $65 million or 4%, as growth in lending revenue was more than offset by lower investment banking client activity and reduced securities gains.

Provision for credit losses was $44 million higher due to higher provisions compared with net recoveries in the prior year.

Non-interest expense increased $135 million or 6% to $2,486 million. Excluding the impact of the stronger U.S. dollar, non-interest expense decreased $7 million primarily due to lower employee-related expenses, partially offset by higher support costs related to a changing business and regulatory environment.

Average assets of $290.3 billion increased $30.6 billion from the prior year. Excluding the impact of the stronger U.S. dollar, average assets increased $16.9 billion. Higher levels of net loans and acceptances due to increases in corporate banking activity and higher repo and derivative financial assets were partially offset by decreases in securities and cash balances.

BMO Capital Markets participated in 1,355 new global issues in 2015, comprised of 571 corporate debt deals, 558 government debt deals and 226 equity transactions, raising $3,650 billion.

60	BMO Financial Group 198th Annual Report 2015

Business Environment, Outlook and Challenges

BMO Capital Markets’ performance in fiscal 2015 reflected our balanced, diversified and client-focused business model, as well as our disciplined approach to risk management in an environment influenced by market factors that contribute to variability in results.

In fiscal 2015, we experienced challenging markets, including a financial crisis in Greece, Bank of Canada rate cuts, volatility in commodities and energy prices at new lows. While market volatility persists, and equity markets remain challenging, our Capital Markets strategy remains constant. We continue to concentrate on our growth strategy, while leveraging our diversified business model and focusing on the United States as our largest market opportunity and growth engine.

Looking ahead to fiscal 2016, we expect economic growth in the United States to be sustained and healthy, with some improvement anticipated in Canada. Low inflation rates and the decline in unemployment are expected to continue in the United States, with a modest rise anticipated in interest rates. Unemployment rates should hold steady in Canada, as low interest rates, a weak currency and a partial recovery in oil prices provide an offset to a still-challenging global economic backdrop.

The Canadian and U.S. economic environment in fiscal 2015 and the outlook for fiscal 2016 are discussed in more detail in the Economic Developments and Outlook section on page 30.

Caution

This BMO Capital Markets section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 33.

BMO Financial Group 198th Annual Report 2015	61

MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate Services, including Technology and Operations

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of these Corporate Units and T&O services are largely transferred to the three client operating groups (P&C, Wealth Management and BMO Capital Markets), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services adjusted operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired real estate secured assets and purchased loan accounting impacts. Corporate Services reported results in 2013 and prior years reflected a number of items and activities that were excluded from BMO’s adjusted results to help assess BMO’s performance. These adjusting items were not reflective of core operating results. They are itemized in the Non-GAAP Measures section on page 33.

Corporate Services focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience. Notable achievements during the year included:

•

Simplifying and automating our processes for greater efficiency: digitized cheque image capture and digital statements; improved commercial and retail lending systems for quicker customer response and more efficient workflow.

•	Leveraging data to better serve our customers: building enterprise-level data solutions which both meet regulatory expectations and help us intuitively anticipate customer needs.
•

Extending the digital experience across all channels: improvements to our mobile and online platforms for security and convenience; improvements to our ABM network in the United States to allow customers to withdraw cash using their mobile device.

•	Realizing real estate synergies and improving our technology capabilities in channels, products, functions and infrastructure.
•

Meeting regulatory expectations: continued delivery of programs that meet evolving expectations of our regulators, for example, in credit risk management and risk reporting, stress testing and anti-money laundering.

Financial Review

Corporate Services reported net loss for the year was $408 million, compared with a reported net loss of $194 million a year ago. Reported results in 2015 included certain acquisition integration costs and a $106 million charge, primarily due to restructuring to drive operational efficiencies. The adjusted net loss for the year was $296 million, compared with an adjusted net loss of $194 million a year ago. Excluding the impact of the group teb adjustment on revenue and taxes, results were lower mainly due to lower purchased loan portfolio revenues and lower credit recoveries. Adjusted non-interest expense was down modestly.

Corporate Services, including Technology and Operations

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2015	2014	2013
Net interest income before group teb offset	(253)	(62)	409
Group teb offset	(524)	(476)	(344)
Net interest income (teb)	(777)	(538)	65
Non-interest revenue	281	147	146
Total revenue (teb)	(496)	(391)	211
Recovery of credit losses	(36)	(123)	(175)
Non-interest expense (1)	613	471	802
Loss before income taxes	(1,073)	(739)	(416)
Recovery of income taxes (teb)	(665)	(545)	(342)
Reported net loss	(408)	(194)	(74)
Adjusted total revenue (teb)	(494)	(391)	(480)
Adjusted recovery of credit losses	(36)	(123)	(405)
Adjusted non-interest expense	459	471	456
Adjusted net loss	(296)	(194)	(135)
Full-time equivalent employees	14,277	14,229	13,586
U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb)	(87)	(31)	459
Recovery of credit losses	(79)	(120)	(256)
Non-interest expense	272	298	564
Provision for (recovery of) income taxes (teb)	(133)	(103)	38
Reported net income (loss)	(147)	(106)	113
Adjusted total revenue (teb)	(87)	(31)	(169)
Adjusted recovery of credit losses	(30)	(117)	(398)
Adjusted non-interest expense	228	298	307
Adjusted net loss	(148)	(105)	(28)

(1)	Includes restructuring costs in 2015 and 2013 to align our cost structure with the environment.

62	BMO Financial Group 198th Annual Report 2015

Corporate Services Provision for Credit Losses

(Canadian $ in millions) As at or for the year ended October 31	2015	2014	2013
Impaired real estate loans	28	21	(43)
Interest on impaired loans	17	26	48
Purchased credit impaired loans	(86)	(252)	(410)
Purchased performing loans (1)	5	82	–
Recovery of credit losses, adjusted basis	(36)	(123)	(405)
Purchased performing loans (1)	–	–	240
Decrease in collective allowance	–	–	(10)
Recovery of credit losses, reported basis	(36)	(123)	(175)
Average loans and acceptances	242	452	972
Year-end loans and acceptances	182	306	526

(1)	Effective the first quarter of 2014, Corporate Services adjusted results include credit-related items in respect of the purchased performing loan portfolio. Further details are provided in the Non-GAAP Measures section on page 33.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 33.

Review of Fourth Quarter 2015 Performance

Reported net income was $1,214 million for the fourth quarter of 2015, up $144 million or 13% from the prior year. Adjusted net income was $1,264 million, up $153 million or 14% from the prior year, with good income growth across all of our operating groups. Adjusted results for the quarter exclude the amortization of acquisition-related intangible assets of $43 million ($33 million after-tax) which were charged to the non-interest expense of the operating groups and acquisition integration costs of $20 million ($17 million after-tax) which were primarily recorded in non-interest expense. Acquisition integration costs related to F&C were charged to Wealth Management and acquisition integration costs related to GE Capital’s Transportation Finance business were charged to Corporate Services.

Reported EPS of $1.83 and adjusted EPS of $1.90 were both up 17% from the prior year. Return on equity was 12.9% and adjusted return on equity was 13.5%.

Amounts in the rest of this Review of Fourth Quarter 2015 Performance section are stated on an adjusted basis. Summary income statements and data for the quarter and comparative quarters are outlined on page 67.

The combined P&C banking business adjusted net income of $782 million was up 11%. Canadian P&C results increased 7%, driven by higher revenue and strong credit performance, partially offset by higher expenses. U.S. P&C adjusted net income increased 22% on a Canadian dollar basis and increased 3% on a U.S. dollar basis, driven by lower provisions for credit losses. Wealth Management adjusted net income was $271 million, up 8% from a year ago. Adjusted net income in traditional wealth was $214 million, driven by a gain on sale and underlying business growth, despite softer equity markets, partially offset by a legal reserve. Adjusted net income in traditional wealth was up $79 million or 60%. Adjusted net income in insurance was $57 million, compared to $117 million a year ago, primarily due to high actuarial benefits in the prior year. BMO Capital Markets results increased 27% due to higher revenue. Corporate Services adjusted results were better as lower revenue was more than offset by lower expenses, and credit loss recoveries.

Total revenue of $4,984 million increased $344 million or 7% from the fourth quarter a year ago. On a net revenue basis, revenue increased $377 million or 9%, including the 6% impact of the stronger U.S. dollar. Canadian P&C revenue increased due to higher balances across most products and increased non-interest revenue. U.S. P&C revenue increased 19% on a Canadian dollar basis and was consistent with the prior year on a U.S. dollar basis as higher loan and deposit volume and mortgage banking revenue were offset by lower net interest margin. Wealth Management results increased on a net revenue basis, with traditional wealth revenue benefitting from a gain on sale and higher fee-based revenue, partially offset by lower brokerage commissions. Net insurance revenue decreased mainly due to high actuarial benefits in the prior year. BMO Capital Markets revenue was up due to higher trading revenue, including the unfavourable impact of implementing a funding valuation adjustment in the prior year and higher securities commissions and fees. Investment and Corporate Banking revenue increased due to higher lending revenue. Both Trading Products and Investment and Corporate Banking revenue were impacted by lower securities gains. Corporate Services revenue was lower due to a higher group teb adjustment and lower treasury-related revenue.

Net interest income of $2,367 million increased $189 million or 9% from a year ago, due to the impact of the stronger U.S. dollar and volume growth, partially offset by lower net interest margin. BMO’s overall net interest margin decreased by 3 basis points to 1.57%. Average earning assets increased $58 billion or 11% to $597 billion, including a $42 billion increase as a result of the stronger U.S. dollar.

Non-interest revenue increased $188 million or 9% on a net revenue basis to $2,350 million. Excluding the impact of the stronger U.S. dollar, net non-interest revenue increased 3%. Increases in other non-interest revenue and mutual fund revenues were partially offset by lower net insurance revenue, underwriting and advisory fees, and securities gains.

The total provision for credit losses was $128 million, a decrease of $42 million from the prior year, due to net recoveries in Corporate Services and lower provisions in Canadian P&C. There was no net change to the collective allowance in the quarter.

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $265 million, down $35 million from the fourth quarter a year ago, when lower long-term interest rates increased our policy benefit liabilities, partially offset by increased underlying business premiums in the current quarter. The decrease was largely offset in revenue.

Adjusted non-interest expense increased $198 million or 7% to $3,032 million. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense was well controlled, up by $9 million or less than 1%. On a net revenue basis, adjusted operating leverage was positive 1.8% year over year. On a net revenue basis and excluding the impact of the stronger U.S. dollar, adjusted operating leverage was positive 2.6% year over year. The adjusted efficiency ratio was 60.8%, and was 64.2% on a net revenue basis, improving 110 basis points from the prior year.

The adjusted provision for income taxes of $295 million increased $70 million from a year ago. The adjusted effective tax rate was 18.9% in the current quarter, compared with 16.8% a year ago. The higher adjusted tax rate was primarily due to a higher proportion of income from higher tax-rate jurisdictions. On a teb basis, the adjusted effective tax rate for the quarter was 24.7%, compared with 22.6% a year ago.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 33.

BMO Financial Group 198th Annual Report 2015	63

MANAGEMENT’S DISCUSSION AND ANALYSIS

2014 Financial Performance Review

The preceding discussions in the MD&A focused on our performance in fiscal 2015. This section summarizes our performance in fiscal 2014 relative to fiscal 2013. As noted on page 26, certain prior year data has been reclassified to conform to the presentation in 2015, including restatements arising from transfers between operating groups. In addition, commencing in the first quarter of 2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Further information on restatements is provided on page 46.

Net Income

Net income increased $138 million or 3% to $4,333 million in 2014 and EPS increased $0.24 or 4% to $6.41. Adjusted net income increased $230 million or 5% to $4,453 million and adjusted EPS increased $0.38 or 6% to $6.59, reflecting strong adjusted net income growth of 11% in Canadian P&C, 4% growth in BMO Capital Markets and 2% growth in U.S. P&C on a U.S. dollar basis. There was a modest decline in Wealth Management, due to a $121 million after-tax security gain in the prior year, and lower results in Corporate Services.

Adjusting items are detailed in the Non-GAAP Measures section on page 33.

Return on Equity

Return on equity and adjusted return on equity were 14.0% and 14.4%, respectively, in 2014, compared with 14.9% and 15.0%, respectively, in 2013. There was an increase of $147 million in earnings ($239 million in adjusted earnings) available to common shareholders. In 2014, we held higher levels of average common shareholders’ equity as a result of increased capital expectations for banks internationally. Average common shareholders’ equity increased $2.7 billion from 2013.

Revenue

Revenue increased $1,393 million or 8% to $18,223 million in 2014. Adjusted revenue increased $2,084 million or 13% to $18,223 million. Excluding the impact of the stronger U.S. dollar, adjusted revenue increased $1,761 million or 11%, due to growth in Wealth Management, Canadian P&C and BMO Capital Markets.

Provisions for Credit Losses

The provision for credit losses was $561 million in 2014, down from $587 million in 2013 and up from $357 million in 2013 on an adjusted basis. There were no adjusting items in 2014. The increase in adjusted PCL was due to a significant reduction in recoveries on the purchased credit impaired portfolio and the inclusion of provisions on the purchased performing loan portfolio in adjusted PCL in 2014, offset in part by reduced provisions in Canadian P&C and U.S. P&C.

Non-Interest Expense

Non-interest expense increased $695 million or 7% to $10,921 million in 2014. Adjusted non-interest expense increased $1,006 million or 10% to $10,761 million. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense increased 8%, primarily due to continued investment in the business, higher employee-related costs, including severance, increased regulatory costs and the acquired F&C business.

Provision for Income Taxes

The provision for income taxes was $903 million in 2014, compared with $1,055 million in 2013. The reported effective tax rate in 2014 was 17.2%, compared with 20.1% in 2013. The adjusted provision for income taxes was $943 million in 2014, compared with $1,037 million in 2013. The adjusted effective tax rate in 2014 was 17.5%, compared with 19.7% in 2013. The lower adjusted effective tax rate was mainly attributable to higher tax-exempt income and a lower proportion of income from higher tax-rate jurisdictions.

Canadian P&C

Canadian P&C reported net income of $2,016 million in 2014, up $204 million or 11% from 2013. Revenue increased $385 million or 6% to $6,405 million. Revenue growth was at or above 6% in each quarter of 2014. Revenue increased $244 million or 6% in our personal banking business and revenue increased $141 million or 7% in our commercial banking business, mainly driven by growth in balances and fees across most products. Non-interest expense was $3,182 million, up $127 million or 4% from the prior year, primarily due to continued investment in the business, net of expense management.

U.S. P&C

Net income in U.S. P&C of $654 million in 2014 increased $64 million or 11% from 2013, while adjusted net income of $706 million increased $61 million or 9%. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $597 million in 2014 increased $18 million or 3% from the prior year. Adjusted net income of $644 million increased $11 million or 2%. Revenue decreased $52 million or 2% to $2,880 million, as the benefits of strong commercial loan growth were more than offset by the effects of lower net interest margin and reduced mortgage banking revenue. Non-interest expense of $1,899 million increased $7 million. Adjusted non-interest expense of $1,832 million increased $21 million, as we continued to focus on productivity while making selective investments in the business and responding to regulatory changes.

Wealth Management

Wealth Management net income was $780 million in 2014, compared to $827 million in 2013. Adjusted net income was $843 million in 2014, compared to $854 million in 2013. Results in 2014 reflected the contribution from the acquired F&C business and results in 2013 included a $121 million after-tax security gain. Adjusted net income in traditional wealth was $557 million in 2014, compared to $593 million in 2013, as strong growth from the businesses of $85 million or 18%, including the contribution from the acquired F&C business, was more than offset by the impact of the security gain in the prior year. Adjusted net income in insurance was $286 million, up $25 million or 9%. Wealth Management revenue of $3,833 million in 2014 increased $384 million or 11% on a basis that nets CCPB with insurance revenue. Revenue in traditional wealth increased $525 million or 19%, excluding the security gain in the prior year, reflecting growth in client assets and a contribution from the F&C acquisition.

64	BMO Financial Group 198th Annual Report 2015

Insurance revenue, net of CCPB, increased $50 million or 12%, due to continued growth in both the underlying creditor and life insurance businesses of 10% and the impact of beneficial changes in actuarial reserves. The stronger U.S. dollar increased revenue, net of CCPB, by $50 million or 1%. Insurance claims, commissions and changes in policy benefit liabilities were $1,505 million, up $738 million from the prior year. Non-interest expense was $2,840 million in 2014, up $489 million or 21%. Adjusted non-interest expense was $2,758 million, up $443 million or 19%. The increase was due primarily to the impact of the F&C acquisition and higher revenue-based costs. The stronger U.S. dollar increased expenses by $44 million or 2%.

BMO Capital Markets

BMO Capital Markets net income increased $37 million or 4% to $1,077 million in 2014. The increase reflected growth in revenue across both Investment and Corporate Banking and Trading Products, with good contributions from our U.S. businesses, partially offset by an increase in expenses. Revenue increased $337 million or 10% to $3,720 million, driven by higher securities gains and increases in trading revenues, lending revenues and investment banking fees, particularly in our U.S. platform. Investment and Corporate Banking revenue increased $206 million, reflecting higher securities gains and higher activity levels, particularly in equity underwriting, as well as growth in lending revenue. Trading Products revenue increased $129 million, reflecting growth in trading revenues, particularly from equity trading and foreign exchange trading related to more favourable market conditions, as well as higher securities commissions and fees. The stronger U.S. dollar increased revenue by $82 million. Non-interest expense increased $269 million or 13% to $2,351 million, resulting from higher employee-related expenses and increased support costs, both driven by a changing business and regulatory environment, as well as by stronger performance. The stronger U.S. dollar increased expenses by $62 million.

Corporate Services

Corporate Services reported and adjusted net loss was $194 million in 2014, compared with a reported net loss of $74 million and an adjusted net loss of $135 million in 2013. Commencing in 2014, the impact from the purchased performing loan portfolio was included in adjusted results. Adjusted revenue improved $89 million in 2014, mainly due to the inclusion of purchased performing loan revenue of $238 million, partially offset by a higher group teb offset of $132 million. Adjusted recoveries of credit losses of $123 million in 2014 were $282 million lower than the prior year, primarily due to $158 million lower loan recoveries. Adjusted non-interest expense of $471 million in 2014 was up $15 million from the prior year, mainly due to higher technology investments and regulatory-related costs.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 33.

BMO Financial Group 198th Annual Report 2015	65

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary Quarterly Earnings Trends

BMO’s results and performance measures for the past eight quarters are outlined on page 67.

Periodically, certain business lines and units within the business lines are transferred between client operating groups to more closely align BMO’s organizational structure and its strategic priorities. Comparative figures have been restated to conform to the current presentation.

Over the past two years, we have remained focused on executing our strategic priorities. Economic conditions have weakened in Canada due to the downturn in oil and other resource prices, but have remained healthy in the United States.

Seasonality

BMO’s quarterly earnings, revenue and expense are modestly affected by seasonal factors. Since our second fiscal quarter has 89 days (90 in a leap year) and other quarters have 92 days, second-quarter results are lower relative to other quarters because there are fewer calendar days, and thus fewer business days. The months of July (third quarter) and August (fourth quarter) are typically characterized by lower levels of capital markets activity, which has an effect on results in Wealth Management and BMO Capital Markets. The December holiday season also contributes to a slowdown in some activities.

Canadian P&C

Canadian P&C delivered strong net income performance throughout 2014, moderating in the first half of 2015, with improved performance in the last two quarters. Improved net income in the second half of 2015 has been a result of strong credit performance, moderating expense growth, and stable revenue growth. Revenue growth has been driven by higher balances and non-interest revenue, with relatively stable net interest margins each quarter. Expenses have grown as a result of continued investment in the business net of a continued focus on expense management. Provisions for credit losses have remained relatively low, with particularly strong credit performance over the past two quarters.

U.S. P&C

Results have been improving since the second quarter of 2014 due to lower provisions for credit losses and disciplined expense management in a challenging revenue environment. Results in the fourth quarter of 2015 reflected a slight decline in net income growth due to lower fee income and investments in the business.

Wealth Management

Wealth Management’s overall results have reflected good momentum since the second half of 2013, driven by double-digit organic revenue growth in traditional wealth for nine of the past ten quarters. Traditional wealth operating results have benefitted from the acquired F&C business since the second half of fiscal 2014. Quarterly results in the insurance businesses have been subject to variability, resulting primarily from changes in long-term interest rates and methodology and actuarial assumptions changes.

BMO Capital Markets

BMO Capital Markets delivered good performance in the first three quarters of 2014, leveraging our consistent and diversified strategy, and benefiting from favourable market conditions. In the fourth quarter of 2014 and the first quarter of 2015, we experienced slower activity and were unfavourably affected by credit and funding valuation adjustments. The remainder of the year reflects improved performance in both our Trading Products and Investment and Corporate Banking businesses, with reduced activity in certain markets in the fourth quarter of 2015.

Provisions for Credit Losses

BMO’s PCL measured as a percentage of loans and acceptances has generally been declining since 2012 and has stabilized in recent quarters.

Corporate Services

Adjusted quarterly net income can vary from quarter to quarter but has been relatively stable in 2014 and 2015, despite reduced benefits from the purchased loan portfolio.

Foreign Exchange

The U.S. dollar strengthened significantly in 2014 and 2015, with the exception of a slight weakening in the third quarter of 2014 and in the second quarter of 2015. A stronger U.S. dollar increases the translated value of U.S.-dollar-denominated revenues, expenses, provisions for (recoveries of) credit losses, income taxes and net income.

Provision for Income Taxes

The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

Caution

This Summary Quarterly Earnings Trends section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 33.

66	BMO Financial Group 198th Annual Report 2015

Summarized Statement of Income and Quarterly Financial Measures

(Canadian $ in millions, except as noted)	Q4-2015	Q3-2015	Q2-2015	Q1-2015	Q4-2014	Q3-2014	Q2-2014	Q1-2014
Net interest income	2,367	2,272	2,112	2,219	2,178	2,107	2,063	2,113
Non-interest revenue (1)	2,615	2,554	2,414	2,836	2,462	2,628	2,306	2,366
Total revenue (1)	4,982	4,826	4,526	5,055	4,640	4,735	4,369	4,479
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	265	218	24	747	300	520	328	357
Revenue, net of CCPB	4,717	4,608	4,502	4,308	4,340	4,215	4,041	4,122
Provision for credit losses – specific (see below)	128	160	161	163	170	130	162	99
Provision for (recovery of) credit losses – collective	–	–	–	–	–	–	–	–
Non-interest expense	3,093	2,971	3,112	3,006	2,887	2,756	2,594	2,684
Income before provision for income taxes	1,496	1,477	1,229	1,139	1,283	1,329	1,285	1,339
Provision for income taxes	282	285	230	139	213	203	209	278
Reported net income (see below)	1,214	1,192	999	1,000	1,070	1,126	1,076	1,061
Adjusted net income (see below)	1,264	1,230	1,146	1,041	1,111	1,162	1,097	1,083
Provision for credit losses – specific
Canadian P&C	112	109	143	132	129	129	131	139
U.S. P&C	42	19	18	40	47	57	52	21
Personal and Commercial Banking	154	128	161	172	176	186	183	160
Wealth Management	1	3	1	2	(1)	(3)	2	(1)
BMO Capital Markets	(2)	14	5	9	(7)	(6)	(4)	(1)
Corporate Services	(25)	15	(6)	(20)	2	(47)	(19)	(59)
BMO Financial Group provision for credit losses – specific	128	160	161	163	170	130	162	99
Operating group reported net income
Canadian P&C	560	556	486	502	526	525	480	485
U.S. P&C	207	222	206	192	169	161	157	167
Personal and Commercial Banking	767	778	692	694	695	686	637	652
Wealth Management	243	210	238	159	225	189	192	174
BMO Capital Markets	242	273	296	221	191	305	305	276
Corporate Services	(38)	(69)	(227)	(74)	(41)	(54)	(58)	(41)
BMO Financial Group net income	1,214	1,192	999	1,000	1,070	1,126	1,076	1,061
Operating group adjusted net income
Canadian P&C	561	557	487	503	527	526	481	486
U.S. P&C	221	235	219	205	182	174	170	180
Personal and Commercial Banking	782	792	706	708	709	700	651	666
Wealth Management	271	233	265	186	252	211	198	182
BMO Capital Markets	243	274	296	221	191	305	306	276
Corporate Services	(32)	(69)	(121)	(74)	(41)	(54)	(58)	(41)
BMO Financial Group adjusted net income	1,264	1,230	1,146	1,041	1,111	1,162	1,097	1,083
Information per Common Share ($)
Dividends declared	0.82	0.82	0.80	0.80	0.78	0.78	0.76	0.76
Basic earnings per share	1.83	1.81	1.49	1.47	1.57	1.68	1.61	1.58
Diluted earnings per share	1.83	1.80	1.49	1.46	1.56	1.67	1.60	1.58
Adjusted diluted earnings per share	1.90	1.86	1.71	1.53	1.63	1.73	1.63	1.61
Book value	56.31	55.36	51.65	52.98	48.18	46.69	45.94	45.60
Market price
High	78.50	79.43	80.76	84.39	85.71	82.79	76.68	74.69
Low	64.01	71.27	73.12	72.87	76.41	74.28	67.04	68.01
Close	76.04	72.98	78.82	72.93	81.73	81.27	75.55	68.06
Financial Measures (%)
Dividend yield	4.3	4.5	4.1	4.4	3.8	3.8	4.0	4.5
Return on equity	12.9	13.6	11.4	11.8	13.1	14.4	14.3	14.2
Adjusted return on equity	13.5	14.0	13.2	12.3	13.7	14.9	14.6	14.5
Net interest margin on average earning assets	1.57	1.55	1.51	1.55	1.60	1.58	1.59	1.62
Adjusted net interest margin on average earning assets	1.57	1.55	1.51	1.55	1.60	1.58	1.59	1.62
Efficiency ratio (1)	62.1	61.6	68.7	59.5	62.2	58.2	59.4	59.9
Adjusted efficiency ratio (1)	60.8	60.5	64.3	58.4	61.1	57.2	58.8	59.2
Adjusted efficiency ratio, net of CCPB	64.2	63.4	64.7	68.5	65.3	64.2	63.5	64.3
Operating leverage (1)	0.3	(5.9)	(16.3)	0.9	(4.5)	6.8	1.3	2.6
Adjusted operating leverage, net of CCPB	1.8	1.4	(2.0)	(6.8)	(5.9)	(1.1)	1.2	(0.3)
PCL as a % of average net loans and acceptances	0.15	0.20	0.20	0.21	0.23	0.18	0.22	0.14
Effective tax rate	18.8	19.3	18.8	12.2	16.6	15.3	16.2	20.8
Adjusted effective tax rate	18.9	19.4	19.8	12.6	16.8	15.6	16.5	20.9
Canadian/U.S. dollar as at exchange rate ($)	1.3075	1.3080	1.2064	1.2711	1.1271	1.0904	1.0960	1.1138
Canadian/U.S. dollar average exchange rate ($)	1.3191	1.2671	1.2412	1.1923	1.1114	1.0807	1.1029	1.0800
Cash and securities-to-total assets	27.8	29.3	30.0	30.1	30.2	33.0	32.1	32.3
Capital Ratios (%)
Common Equity Tier 1 Ratio	10.7	10.4	10.2	10.1	10.1	9.6	9.7	9.3
Tier 1 Capital Ratio	12.3	11.7	11.4	11.4	12.0	11.4	11.1	10.6
Total Capital Ratio	14.4	13.7	13.5	13.4	14.3	13.3	13.0	12.4

(1) Commencing in the first quarter of 2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.

In the opinion of Bank of Montreal management, information that is derived from unaudited financial information, including information as at and for the interim periods, includes all adjustments necessary for a fair presentation of such information. All such adjustments are of a normal and recurring nature. Financial ratios for interim periods are stated on an annualized basis, where appropriate, and the ratios, as well as interim operating results, are not necessarily indicative of actual results for the full fiscal year.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 33.

BMO Financial Group 198th Annual Report 2015	67

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Condition Review

Summary Balance Sheet

(Canadian $ in millions) As at October 31	2015	2014	2013	2012	2011
Assets
Cash and interest bearing deposits with banks	47,677	34,496	32,607	26,256	25,656
Securities	130,918	143,319	135,800	129,441	122,115
Securities borrowed or purchased under resale agreements	68,066	53,555	39,799	47,011	37,970
Net loans and acceptances	334,024	303,038	279,294	253,846	238,885
Other assets	61,196	54,251	49,544	68,130	75,949
Total assets	641,881	588,659	537,044	524,684	500,575
Liabilities and Shareholders’ Equity
Deposits	438,169	393,088	368,369	325,235	302,373
Other liabilities	159,383	155,254	133,500	165,813	164,197
Subordinated debt	4,416	4,913	3,996	4,093	5,348
Capital trust securities	–	–	–	–	821
Shareholders’ equity	39,422	34,313	30,107	28,108	26,353
Non-controlling interest in subsidiaries	491	1,091	1,072	1,435	1,483
Total liabilities and shareholders’ equity	641,881	588,659	537,044	524,684	500,575

Overview

Total assets increased $53.2 billion from the prior year to $641.9 billion, including a $35.8 billion increase due to the stronger U.S. dollar, excluding the impact on derivative financial assets. Total liabilities increased $48.7 billion from October 31, 2014, including a $35.7 billion increase due to the stronger U.S. dollar, excluding the impact on derivative financial liabilities. Derivative financial assets increased $5.6 billion and derivative financial liabilities increased $9.0 billion, primarily due to the increase in the fair value of interest rate and foreign exchange contracts resulting from the decline in interest rates and the strengthening U.S. dollar, respectively. Total equity increased $4.5 billion from October 31, 2014.

Cash and Interest Bearing Deposits with Banks

Cash and interest bearing deposits with banks increased $13.2 billion, primarily reflecting a $6.3 billion increase due to the stronger U.S. dollar and balances held with central banks.

Securities

(Canadian $ in millions) As at October 31	2015	2014	2013	2012	2011
Trading	72,460	85,022	75,159	70,109	69,925
Available-for-sale	48,006	46,966	53,710	57,340	51,426
Held-to-maturity	9,432	10,344	6,032	875	–
Other	1,020	987	899	1,117	764
Total securities	130,918	143,319	135,800	129,441	122,115

Securities decreased $12.4 billion, primarily reflecting decreases in trading securities related to client-driven activities in BMO Capital Markets.

Securities Borrowed or Purchased Under Resale Agreements

Securities borrowed or purchased under resale agreements increased $14.5 billion, driven by client activities in BMO Capital Markets.

Loans and Acceptances

(Canadian $ in millions) As at October 31	2015	2014	2013	2012	2011
Residential mortgages	105,918	101,013	96,392	84,211	81,075
Consumer instalment and other personal	65,598	64,143	63,640	61,436	59,445
Credit cards	7,980	7,972	7,870	7,814	8,038
Businesses and governments	145,076	120,766	104,585	94,072	84,883
Customers’ liability under acceptances	11,307	10,878	8,472	8,019	7,227
Gross loans and acceptances	335,879	304,772	280,959	255,552	240,668
Allowance for credit losses	(1,855)	(1,734)	(1,665)	(1,706)	(1,783)
Net loans and acceptances	334,024	303,038	279,294	253,846	238,885

Net loans and acceptances increased $31 billion, including a $16.1 billion increase due to the stronger U.S. dollar. The remaining increase was primarily due to a $12.1 billion increase in loans to businesses and governments across most operating groups and a $3.7 billion increase in residential mortgages primarily in Canadian P&C.

Table 7 on page 124 provides a comparative summary of loans by geographic location and product. Table 9 on page 125 provides a comparative summary of net loans in Canada by province and industry. Loan quality is discussed on pages 96 and 97 and further details on loans are provided in Notes 4, 6 and 26 on pages 148, 153 and 192 of the financial statements.

68	BMO Financial Group 198th Annual Report 2015

Other Assets

Other assets excluding derivative assets increased $1.4 billion or decreased $0.6 billion excluding the stronger U.S. dollar impact. Other assets includes premises and equipment, goodwill and intangible assets, current and deferred tax assets, accounts receivable and prepaid expenses. The increase in derivative financial assets is discussed above and is detailed in Note 8 on page 156 of the financial statements.

Deposits

(Canadian $ in millions) As at October 31	2015	2014	2013	2012	2011
Banks	27,135	18,243	20,591	18,102	20,877
Businesses and governments	263,618	239,139	222,346	188,103	159,209
Individuals	147,416	135,706	125,432	119,030	122,287
Total deposits	438,169	393,088	368,369	325,235	302,373

Deposits increased $45.1 billion, including an increase of $30.5 billion due to the stronger U.S. dollar. The balance of the increase was largely driven by a $6.9 billion increase in deposits by banks, a $4.8 billion increase in deposits by individuals and a $2.9 billion increase in deposits by businesses and governments, reflecting higher levels of wholesale and customer deposits. Further details on the composition of deposits are provided in Note 13 on page 166 of the financial statements and in the Liquidity and Funding Risk section on page 105.

Other Liabilities

Other liabilities excluding derivative financial liabilities decreased $4.9 billion, or decreased $10.0 billion excluding the stronger U.S. dollar impact, primarily driven by a decrease of $6.8 billion in securities sold but not yet purchased and a $3.4 billion decrease in securities lent or sold under repurchase agreements related to client activities in BMO Capital Markets. The increase in derivative financial liabilities is discussed above. Further details on the composition of other liabilities are provided in Note 14 on page 167 of the financial statements.

Subordinated Debt

Subordinated debt decreased $0.5 billion. Further details on the composition of subordinated debt are provided in Note 15 on page 168 of the financial statements.

Equity

(Canadian $ in millions) As at October 31	2015	2014	2013	2012	2011
Share capital
Preferred shares	3,240	3,040	2,265	2,465	2,861
Common shares	12,313	12,357	12,003	11,957	11,332
Contributed surplus	299	304	315	213	113
Retained earnings	18,930	17,237	15,087	13,456	11,381
Accumulated other comprehensive income	4,640	1,375	437	17	666
Total shareholders’ equity	39,422	34,313	30,107	28,108	26,353
Non-controlling interest in subsidiaries	491	1,091	1,072	1,435	1,483
Total equity	39,913	35,404	31,179	29,543	27,836

Total equity increased $4.5 billion. Total shareholders’ equity increased $5.1 billion, partly offset by a decrease in non-controlling interest in subsidiaries of $0.6 billion due to the redemption of BMO BoaTS – Series D. Total shareholders’ equity increased due to an increase of $2.7 billion in accumulated other comprehensive income on translation of net foreign operations as a result of the strengthening U.S. dollar net of hedging impacts and increased retained earnings of $1.7 billion.

The increase in share capital is driven by the issuance of preferred shares, as well as the issuance of common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP) and Stock Option Plan, net of the impact of share repurchases. BMO’s DRIP is described in the Enterprise-Wide Capital Management section that follows. Our Consolidated Statement of Changes in Equity on page 138 provides a summary of items that increase or reduce shareholders’ equity, while Note 17 on page 170 of the financial statements provides details on the components of and changes in share capital. Details of our enterprise-wide capital management practices and strategies can be found on the following page.

2011 data has not been restated to reflect the new IFRS standards adopted in 2014.

BMO Financial Group 198th Annual Report 2015	69

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise-Wide Capital Management

BMO’s Common Equity Tier 1 Ratio of 10.7% is strong and exceeds regulatory requirements.

Objective

BMO is committed to a disciplined approach to capital management that balances the interests and requirements of shareholders, regulators, depositors and rating agencies. Our objective is to maintain a strong capital position in a cost-effective structure that:

•	is appropriate given our target regulatory capital ratios and internal assessment of required Economic Capital;
•	is consistent with our target credit ratings;
•	underpins our operating groups’ business strategies; and
•	supports depositor, investor and regulator confidence, while building long-term shareholder value.

Capital Management Framework

The principles and key elements of BMO’s capital management framework are outlined in our Capital Management Corporate Policy and in our annual capital plan, which includes the results of our Internal Capital Adequacy Assessment Process (ICAAP).

ICAAP is an integrated process that evaluates capital adequacy on both a regulatory and an economic capital basis, and is used to establish capital targets and capital strategies that take into consideration the strategic direction and risk appetite of the enterprise. The capital plan is developed considering the results of our ICAAP and in conjunction with our annual business plan, promoting alignment between our business and risk strategies, regulatory and economic capital requirements and the availability of capital. Enterprise-wide stress testing and scenario analysis are also used to assess the impact of various stress conditions on BMO’s risk profile and capital requirements. The framework seeks to ensure that we are adequately capitalized given the risks we take, and supports the determination of limits, goals and performance measures that are used to manage balance sheet positions, risk levels and capital requirements at both the consolidated entity and line of business levels. Assessments of actual and forecast capital adequacy are compared to the capital plan throughout the year, and the capital plan is updated as required, based on changes in our business activities, risk profile or operating environment.

BMO uses a combination of regulatory and economic capital to evaluate business performance and considers capital implications in its strategic, tactical and transactional decision-making. By allocating our capital to operating groups and measuring their performance in relation to the capital necessary to support the risks in their business, we seek to optimize our risk-adjusted return to shareholders, while maintaining a well-capitalized position. This approach aims to protect our stakeholders from the risks inherent in our various businesses, while still allowing the flexibility to deploy resources to support the strategic growth activities of our operating groups. We increased the capital allocated to the operating groups in fiscal 2015 given higher capital expectations for the bank. Capital in excess of what is required to support our line of business activities is held in Corporate Services.

For further discussion of the risks underlying our business activities, refer to the Enterprise-Wide Risk Management section on page 86.

Governance

The Board of Directors, either directly or in conjunction with its Risk Review Committee, provides ultimate oversight and approval of capital management, including our Capital Management Corporate Policy framework, capital plan and capital adequacy assessments. The Board regularly reviews BMO’s capital position and key capital management activities, and the Risk Review Committee reviews the ICAAP-determined capital adequacy assessment results. The Balance Sheet and Capital Management Committee provides senior management oversight, including the review and discussion of significant capital management policies, issues and activities and, along with the Risk Management Committee, the capital required to support the execution of our enterprise-wide strategy. Finance and Risk Management are responsible for the design and implementation of the corporate policies and framework related to capital and risk management and the ICAAP.

Regulatory Capital

Common equity is the most permanent form of capital. Common Equity Tier 1 (CET1) capital is comprised of common shareholders’ equity less deductions for goodwill, intangible assets, defined benefit pension assets, certain deferred tax assets and certain other items. Additional Tier 1 capital primarily consists of preferred shares and innovative hybrid instruments, less certain regulatory deductions. Tier 1 capital is comprised of CET1 capital and Additional Tier 1 capital. Tier 2 capital is primarily comprised of subordinated debentures and a portion of the collective and individual allowances for credit losses, less certain regulatory deductions. Total capital includes Tier 1 and Tier 2 capital.

Regulatory capital requirements for BMO are determined on a Basel III basis. The minimum Basel III capital ratios proposed by the Basel Committee on Banking Supervision (BCBS) were a 4.5% CET1 Ratio, 6% Tier 1 Capital Ratio and 8% Total Capital Ratio. These ratios are calculated using a five-year transitional phase-in of regulatory adjustments and a nine-year transitional phase-out of non-qualifying capital instruments. However, guidance issued by the Office of the Superintendent of Financial Institutions Canada (OSFI) required Canadian deposit-taking institutions to meet the 2019 Basel III capital requirements in 2013, other than the phase-out of non-qualifying capital instruments, and OSFI has expected banks to

70	BMO Financial Group 198th Annual Report 2015

attain a target Basel III CET1 Ratio of at least 7% (4.5% minimum plus 2.5% Capital Conservation Buffer) since January 31, 2013 (also referred to as the “all-in” requirements).

In addition, OSFI issued guidance designating the six largest Canadian banks as domestic systemically important banks (D-SIBs), increasing minimum capital ratio requirements by 1% commencing on January 1, 2016. No Canadian banks are currently considered to be globally systemically important. Our practice is to hold capital in addition to these requirements for a number of reasons, including regulatory considerations, market expectations and to provide flexibility for growth.

The fully implemented Basel III requirements and the OSFI “all-in” Basel III requirements are summarized in the following table.

Regulatory Capital Requirements (% of Risk-Weighted Assets)

	Common Equity Tier 1 Ratio (1)	Tier 1 Capital Ratio	Total Capital Ratio	Leverage Ratio (3)
Basel III – Stated 2019 minimum requirements	4.5	6.0	8.0	3.0
Plus: Capital Conservation Buffer (2) (effective January 1, 2013)	2.5	2.5	2.5	na
Plus: D-SIB Common Equity Surcharge (effective January 1, 2016)	1.0	1.0	1.0	na
OSFI Basel III effective requirements (4)	8.0	9.5	11.5	3.0

(1)	The minimum 4.5% CET1 Ratio requirement is augmented by the 2.5% Capital Conservation Buffer that can absorb losses during periods of stress. The Capital Conservation Buffer for BMO will be augmented in 2016 with the addition of the 1% Common Equity Surcharge for D-SIBs. If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, equity repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.
(2)	The Capital Conservation Buffer does not include the counter-cyclical capital buffer of up to 2.5% of CET1, which may be required on a national basis by supervisors if they perceive credit growth resulting in systemic risk. If imposed, this additional buffer would be effectively combined with the Capital Conservation Buffer.
(3)	A 3% minimum Leverage Ratio has been established by the BCBS. It will be subject to monitoring and analysis during a four-year parallel run test period, which began on January 1, 2013. Depending upon the results of the parallel run testing, there could be subsequent adjustments, which are targeted to be finalized in 2017, with the final Leverage Ratio requirement effective January 1, 2018. OSFI established a 3% minimum Basel III Leverage Ratio requirement in October 2014.
(4)	OSFI’s Basel III “effective requirements” are the capital requirements systemically important Canadian banks must meet in 2016 to avoid being subject to restrictions on discretionary distributions of earnings.

na – not applicable

OSFI’s Basel III capital rules also require the implementation of BCBS guidance on non-viability contingent capital (NVCC). NVCC provisions require the conversion of the capital instrument into a variable number of common shares in the event that OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.

Under OSFI’s Basel III rules, non-common share capital instruments that do not meet Basel III requirements, including NVCC requirements, are to be grandfathered and phased out over a nine-year period that began on January 1, 2013. OSFI’s guidance also outlines the requirements for redemption of these regulatory capital instruments due to a regulatory capital event.

BMO primarily uses the Advanced Internal Ratings Based (AIRB) Approach to determine credit risk-weighted assets (RWA) in our portfolio. Credit RWA arising from certain U.S. portfolios are determined using the Standardized Approach. The AIRB Approach utilizes sophisticated techniques to measure RWA at the exposure level based on sound risk management principles, including consideration of estimates of the probability of default, the likely loss given default and exposure at default, term to maturity and the type of Basel Asset Class exposure. These risk parameters are determined using historical portfolio data supplemented by benchmarking, and are updated periodically. Validation procedures related to these parameters are in place and are enhanced periodically in order to appropriately quantify and differentiate risks so they reflect changes in economic and credit conditions.

BMO’s market risk RWA are primarily determined using the Internal Models Approach, but the Standardized Approach is used for some exposures.

BMO uses the Advanced Measurement Approach (AMA), a risk-sensitive capital model, along with the Standardized Approach under OSFI rules, to determine capital requirements for operational risk.

OSFI advised banks that it would begin phasing in the Credit Valuation Adjustment (CVA) risk capital charge for Canadian banks in the first quarter of 2014. In 2015, the CVA risk capital charge applicable to CET1 was 64% of the fully implemented charge, and will remain at 64% in 2016.

In addition, starting in the first quarter of fiscal 2015, Canadian banks were expected to maintain a 3% minimum Basel III Leverage Ratio requirement, replacing the Assets-to-Capital Multiple which was discontinued.

In an effort to increase the comparability of capital requirements and to ensure minimum levels of capital across the banking system, BCBS is considering a standardized approach for credit, market and operational risk-weighted assets, including new capital floors based on revised standardized approaches. The current expectation is that the approaches will be settled on during 2016. BCBS is also completing a fundamental review of the trading book risk-weighted assets and released a consultative paper in June 2015 that discussed the appropriate capital to be held for interest rate risk in the banking book. Such changes, if implemented, along with the new impairment model based on expected credit losses under IFRS 9, could have the effect of increasing the capital that we are required to hold.

A number of other potential regulatory changes are still under discussion with regulators. OSFI may implement a stand-alone or “solo” capital framework that would assess a bank’s stand-alone capital adequacy by reducing such bank’s capital by the portion of its investments in subsidiaries that are not considered available to protect the parent bank depositors and senior creditors under exceptional circumstances. These changes could affect the amount of capital that we hold or are required to hold, or the attractiveness of certain investments in subsidiaries.

In August 2014, Canada’s Department of Finance issued a consultation paper on a Canadian bank resolution framework, including the Canadian bail-in regime and Higher Loss Absorbency (HLA) requirements that would apply to Canadian D-SIBs. In its budget on April 21, 2015, the Government of Canada provided details on the Canadian bail-in regime, stating that it would apply to unsecured, tradable, transferable senior debt with an original term to maturity of greater than or equal to 400 days and that all securities subject to bail-in would be convertible into common shares. The government did not provide details on the timing planned for implementation of the regime, on the amount, or on the period of time within which banks must transition to meet the new HLA requirement. In October 2015, the Federal Reserve Board proposed new rules on Total Loss Absorbing Capacity (TLAC) for U.S. domestic firms identified by the Board as Global Systemically Important Banks (G-SIBs) and for the U.S. operations of G-SIBs. In November 2015, the Financial Stability Board issued the final standard for TLAC for G-SIBs. Neither of these rules are expected to apply to BMO, as BMO is not a G-SIB. With respect to capital supply, in November 2015, BCBS issued a consultative document which proposes a Tier 2 deduction approach for investments in G-SIB TLAC by internationally active banks (both G-SIBs and non G-SIBs).

BMO conducts business through a variety of corporate structures, including subsidiaries and joint ventures. A framework is in place for subsidiaries to appropriately manage their funding and capital.

BMO Financial Group 198th Annual Report 2015	71

MANAGEMENT’S DISCUSSION AND ANALYSIS

As a bank holding company with total consolidated assets of US$50 billion or more, our subsidiary BMO Financial Corp. (BFC) became subject to the Federal Reserve Board’s (FRB) annual Comprehensive Capital Analysis and Review (CCAR) and mid-year Dodd-Frank Act stress testing (DFAST) requirements starting in fiscal 2014. CCAR requires BFC to test its ability to meet applicable regulatory capital requirements and continue to operate under severe stress. The quantitative and qualitative aspects of BFC’s 2015 CCAR capital plan were subject to supervisory review and the FRB applied its own quantitative tools to evaluate BFC. The FRB announced its decision not to object to BFC’s capital plan in March 2015 and disclosed the results of its quantitative analysis. BFC and its bank subsidiary BMO Harris Bank N.A. (BHB) also disclosed their results under the CCAR supervisory severely adverse scenario. Under DFAST, BFC executes mid-year company-run stress tests. BFC submitted its DFAST stress tests to the FRB and disclosed the results in July 2015.

The Common Equity Tier 1 Ratio reflects Basel III CET1 capital divided by CET1 capital RWA.

The Tier 1 Capital Ratio reflects Basel III Tier 1 capital divided by Tier 1 capital RWA.

The Total Capital Ratio reflects Basel III Total capital divided by Total capital RWA.

The Leverage Ratio is defined as Basel III Tier 1 capital divided by the sum of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

2015 Regulatory Capital Review

BMO’s capital ratios are strong and exceed OSFI’s requirements for large Canadian banks, including the 1% D-SIB Common Equity Surcharge to be implemented in 2016. Our CET1 Ratio was 10.7% at October 31, 2015, compared to 10.1% at October 31, 2014. The CET1 Ratio increased by 60 basis points from the end of fiscal 2014 primarily due to higher capital from accumulated other comprehensive income and retained earnings, partially offset by an increase in RWA. The RWA increase was attributable to foreign exchange rate movements, which we largely hedge as discussed below, higher business volumes and higher market risk, partly offset by methodology changes and changes in book quality.

Our Tier 1 Capital and Total Capital Ratios were 12.3% and 14.4%, respectively, at October 31, 2015, compared to 12.0% and 14.3%, respectively, at October 31, 2014. The Tier 1 and Total Capital Ratios increased by 30 basis points and 10 basis points, respectively, from the end of fiscal 2014 due mainly to the factors impacting the CET1 Ratio discussed above and the issuances of preferred shares, partially offset by Additional Tier 1 instruments redemptions. The increase in the Total Capital Ratio was mainly due to the factors impacting the CET1 and the Tier 1 Ratios, partially offset by the additional 10% phase-out of non-qualifying subordinated debt.

BMO’s Leverage Ratio was 4.2% at October 31, 2015, in excess of the 3% minimum requirement established by OSFI.

On September 10, 2015, we announced the signing of an agreement to acquire GE Capital’s Transportation Finance business. The acquisition is expected to reduce BMO’s CET1 Ratio by approximately 70 basis points on closing in the first quarter of 2016.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars. The foreign exchange impact of U.S.-dollar-denominated RWA and U.S.-dollar-denominated capital deductions may result in variability in the bank’s capital ratios. BMO may enter into hedging arrangements to reduce the impact of foreign exchange movements on its capital ratios and did so during 2015.

Regulatory Capital (All-in basis (1))

(Canadian $ in millions) As at October 31	2015	2014
Common Equity Tier 1 capital: instruments and reserves
Directly issued qualifying common share capital plus related stock surplus	12,612	12,661
Retained earnings	18,930	17,237
Accumulated other comprehensive income (and other reserves)	4,640	1,375
Goodwill and other intangibles (net of related tax liability)	(7,752)	(6,875)
Other common equity Tier 1 capital deductions	(2,802)	(1,977)
Common Equity Tier 1 capital (CET1)	25,628	22,421
Additional Tier 1 capital: instruments
Directly issued qualifying Additional Tier 1 instruments plus related stock surplus	2,150	1,200
Directly issued capital instruments subject to phase-out from Additional Tier 1	1,987	3,332
Additional Tier 1 instruments (and CET1 instruments not otherwise included) issued by subsidiaries and held by third parties (amount allowed in group AT1)	9	7
of which: instruments issued by subsidiaries subject to phase-out	9	7
Total regulatory adjustments applied to Additional Tier 1 capital	(358)	(358)
Additional Tier 1 capital (AT1)	3,788	4,181
Tier 1 capital (T1 = CET1 + AT1)	29,416	26,602
Tier 2 capital: instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	1,034	1,002
Directly issued capital instruments subject to phase-out from Tier 2	3,548	4,027
Tier 2 instruments (and CET1 and AT1 instruments not included) issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	46	80
of which: instruments issued by subsidiaries subject to phase-out	46	80
Collective allowances	590	266
Total regulatory adjustments to Tier 2 capital	(50)	(50)
Tier 2 capital (T2)	5,168	5,325
Total capital (TC = T1 + T2)	34,584	31,927

(1)	“All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments that no longer qualify as regulatory capital under Basel III rules is being phased out at a rate of 10% per year from January 1, 2013 to January 1, 2022.

72	BMO Financial Group 198th Annual Report 2015

Our CET1 capital and Tier 1 capital were $25.6 billion and $29.4 billion, respectively, at October 31, 2015, up from $22.4 billion and $26.6 billion, respectively, at October 31, 2014. CET1 capital increased due to higher accumulated other comprehensive income, primarily driven by foreign exchange movement due to our investment in foreign operations, retained earnings growth, the issuance of common shares through the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP) and the exercise of stock options, partially offset by higher deductions and share repurchases. The increase in Tier 1 capital since October 31, 2014 was attributable to the growth in CET1 capital and issuance of preferred shares, partially offset by the Additional Tier 1 instruments redemptions, as outlined below in the Capital Management Activities section.

Total capital was $34.6 billion at October 31, 2015, up from $31.9 billion at October 31, 2014, attributable to the growth in Tier 1 capital mentioned above, partially offset by the additional 10% phase-out of non-qualifying subordinated debt, as mentioned above.

Risk-Weighted Assets

(Canadian $ in millions) As at October 31	2015	2014
Credit Risk
Wholesale
Corporate, including specialized lending	91,489	81,340
Corporate small and medium-sized enterprises	31,954	33,644
Sovereign	1,765	1,612
Bank	3,902	4,186
Retail
Residential mortgages, excluding home equity line of credit	8,427	7,618
Home equity line of credit	7,889	6,541
Qualifying revolving retail	4,569	4,000
Other retail, excluding small and medium-sized enterprises	11,053	9,826
Retail small and medium-sized enterprises	1,968	1,604
Equity	1,369	1,362
Trading book	8,415	7,359
Securitization	2,456	3,098
Other credit risk assets – non-counterparty managed assets	16,255	14,946
Scaling factor for credit risk assets under AIRB Approach (1)	8,874	8,251
Total Credit Risk	200,385	185,387
Market Risk	10,262	9,002
Operational Risk	28,538	27,703
CET1 Capital Risk-Weighted Assets	239,185	222,092
Additional CVA adjustment, prescribed by OSFI, for Tier 1 Capital	286	336
Tier 1 Capital Risk-Weighted Assets	239,471	222,428
Additional CVA adjustment, prescribed by OSFI, for Total Capital	245	503
Total Capital Risk-Weighted Assets	239,716	222,931

(1)	The scaling factor is applied to the risk-weighted assets amounts for credit risk under the AIRB Approach.

Credit Risk RWA (CET1 basis) were $200.4 billion at October 31, 2015, up from $185.4 billion at October 31, 2014. The increase was largely due to foreign exchange movement and business growth, partially offset by changes in methodology and higher book quality. Market Risk RWA were $10.3 billion at October 31, 2015, up from $9.0 billion at October 31, 2014, attributable to an increase in client facilitation positions and market variables, partially offset by methodology and policy changes. Operational Risk RWA were $28.5 billion at October 31, 2015, up from $27.7 billion at October 31, 2014, largely due to growth in the bank’s average gross income.

Risk Capital Review

Economic capital is a measure of our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise, and allows returns to be measured on a basis that considers the risks undertaken. Economic capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – based on a one-year time horizon using a defined confidence level.

Risk-weighted assets (RWA) is a measure of the bank’s exposures weighted by risk and is calculated in accordance with the Regulatory Capital rules using a combination of Advanced approach models and Standardized approaches. RWA is calculated for credit, market (trading) and operational risk categories based on OSFI’s prescribed rules.

BMO Financial Group 198th Annual Report 2015	73

MANAGEMENT’S DISCUSSION AND ANALYSIS

Economic Capital and RWA by Operating Group and Risk Type

(As at October 31, 2015)

Capital Management Activities

On December 2, 2014, we announced our intention, and subsequently obtained the approval of OSFI and the Toronto Stock Exchange (TSX), to initiate a normal course issuer bid (NCIB) to purchase up to 15 million of BMO’s common shares on the TSX for the purpose of cancellation. During fiscal 2015, we purchased 8 million shares under our NCIB share repurchase program. The current NCIB is set to expire on January 31, 2016.

On December 1, 2015, we announced our intention, subject to the approval of OSFI and the TSX, to initiate a new NCIB for up to 15 million of BMO’s common shares, commencing on or about February 1, 2016, after the expiry of the current NCIB. Once approvals are obtained, the share repurchase program will permit BMO to purchase its common shares on the TSX for the purpose of cancellation. Maintaining an NCIB is part of BMO’s capital management strategy. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy.

During 2015, BMO issued 1.5 million common shares through the DRIP and the exercise of stock options.

On December 31, 2014, we redeemed all of our $600 million BMO Capital Trust Securities – Series D (BMO BOaTS – Series D). On February 25, 2015, we redeemed all of our $400 million Non-cumulative 5-Year Rate Reset Class B Preferred Shares, Series 23. On April 22, 2015, we redeemed all of our $500 million Subordinated Debentures, Series C Medium-Term Notes, Second Tranche. On May 25, 2015, we redeemed all of our $350 million Non-cumulative Perpetual Class B Preferred Shares, Series 13.

On June 5, 2015, we completed our offering of Non-cumulative 5-Year Rate Reset Class B Preferred Shares Series 33. We issued 8 million shares for aggregate proceeds of $200 million.

On July 29, 2015, we completed our offering of Non-cumulative Perpetual Class B Preferred Shares Series 35. We issued 6 million shares for aggregate proceeds of $150 million.

On October 16, 2015, we completed our offering of Non-cumulative Perpetual Class B Preferred Shares Series 36. We issued 600,000 shares for aggregate proceeds of $600 million.

On November 27, 2015, BMO announced its intention to redeem the $450 million of outstanding BMO Capital Trust Securities – Series E (BMO BOaTS – Series E) on December 31, 2015.

If an NVCC trigger event were to occur, our NVCC capital instruments, Non-cumulative 5-Year Rate Reset Class B Preferred Shares, Series 27, Series 29, Series 31, Series 33 and Series 36, Non-cumulative Perpetual Class B Preferred Shares, Series 35, and Series H Medium-Term Notes, Tranche 1, would be converted into BMO common shares pursuant to automatic conversion formulas with a conversion price based on the greater of: (i) a floor price of $5.00, and (ii) the current market price of our common shares at the time of the trigger event (10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would convert into 730 million BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

Further details are provided in Notes 15, 16 and 17 on pages 168, 169 and 170 of the financial statements.

74	BMO Financial Group 198th Annual Report 2015

Outstanding Shares and Securities Convertible into Common Shares

	Number of shares or dollar amount (in millions)	Dividends declared per share
As at November 25, 2015		2015	2014	2013
Common shares	643	$3.24	$3.08	$2.94
Class B Preferred shares
Series 5 (1)	–	–	–	$0.33
Series 13 (2)	–	$0.56	$1.13	$1.13
Series 14	$250	$1.31	$1.31	$1.31
Series 15	$250	$1.45	$1.45	$1.45
Series 16 (3)	$157	$0.85	$0.85	$1.19
Series 17 (3)	$143	$0.60	$0.64	$0.17
Series 18 (4)	–	–	$0.41	$1.63
Series 21 (5)	–	–	$0.81	$1.63
Series 23 (6)	–	$0.34	$1.35	$1.35
Series 25	$290	$0.98	$0.98	$0.98
Series 27	$500	$1.00	$0.59	–
Series 29	$400	$0.98	$0.46	–
Series 31	$300	$0.95	$0.31	–
Series 33	$200	$0.45	–	–
Series 35	$150	$0.41	–	–
Series 36	$600	–	–	–
Medium-Term Notes
Series H (7)	$1,000	na	na	na
Stock options
– vested	6.9
– non-vested	5.1

(1)	Redeemed in February 2013.
(2)	Redeemed in May 2015.
(3)	In August 2013, approximately 5.7 million Series 16 Preferred Shares were converted into Series 17 Preferred Shares on a one-for-one basis.
(4)	Redeemed in February 2014.
(5)	Redeemed in May 2014.
(6)	Redeemed in February 2015.
(7)	Note 15 on page 168 of the financial statements includes details on the Series H Medium-Term Notes, Tranche 1.

na – not applicable

Note 17 on page 170 of the financial statements includes details on share capital.

Dividends

Dividends declared per common share in fiscal 2015 totalled $3.24. Annual dividends declared represented 51.1% of reported net income and 48.0% of adjusted net income available to common shareholders on a last twelve months basis.

Our target dividend payout range (common share dividends as a percentage of net income available to shareholders, less preferred share dividends, based on adjusted earnings over the last twelve months) is 40% to 50%, which is consistent with our objective of maintaining flexibility to execute on our growth strategies, and takes into consideration the higher capital expectations resulting from the Basel III rules. BMO’s target dividend payout range seeks to provide shareholders with stable income, while ensuring sufficient earnings are retained to support anticipated business growth, fund strategic investments and provide for a sound capital level.

At year end, BMO’s common shares provided a 4.3% annual dividend yield based on the year-end closing share price and dividends declared in the last four quarters. On December 1, 2015, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $0.84 per share, up $0.02 per share or 2% from the prior quarter and up $0.04 per share or 5.0% from a year ago. The dividend is payable on February 26, 2016 to shareholders of record on February 1, 2016.

Common shareholders may elect to have their cash dividends reinvested in common shares of BMO in accordance with the DRIP. In the first quarter of 2015, common shares to supply the DRIP were issued from treasury without discount. Starting in the second quarter of 2015, common shares for the DRIP were purchased on the open market.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

This Enterprise-Wide Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group 198th Annual Report 2015	75

MANAGEMENT’S DISCUSSION AND ANALYSIS

Select Financial Instruments

The Financial Stability Board (FSB) issued a report in 2012 encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of the disclosures recommended by the Enhanced Disclosure Task Force of the FSB and where these disclosures appear in our Annual Report or Supplementary Financial Information is provided on page 84.

Caution

Given continued uncertainty in the capital markets environment, our capital markets instruments could experience valuation gains and losses due to changes in market value. This section, Select Financial Instruments, contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 30.

Consumer Loans

In Canada, our Consumer Lending portfolio is comprised of three main asset classes: Real Estate Secured Lending (including residential mortgages and home equity products), instalment/other personal loans (including indirect automobile loans) and credit card loans. We do not have any subprime or Alt-A mortgage or home equity loan programs, nor do we purchase subprime or Alt-A loans from third-party lenders.

In the United States, the Consumer Lending portfolio is primarily comprised of three asset classes: residential first mortgages, home equity products and indirect automobile loans. We have a small portfolio of first mortgage and home equity loans outstanding that had subprime or Alt-A characteristics at the date of authorization (e.g., low credit score or limited documentation). These programs have been discontinued. Balances outstanding and amounts in arrears 90 days or more at year end were not significant.

In both Canada and the United States, consumer lending products are underwritten to prudent standards relative to credit scores, loan-to-value ratios, and capacity assessment, and are generally based upon documented and verifiable income.

Leveraged Finance

Leveraged finance loans are defined by BMO as loans to private equity businesses and mezzanine financings where our assessment indicates a higher level of credit risk. BMO has exposure to leveraged finance loans, which represent 1.6% of our total assets, with $10.4 billion outstanding at October 31, 2015, up approximately $1.9 billion from a year ago. Of this amount, $351 million or 3.4% of leveraged finance loans were classified as impaired ($179 million or 2.1% in 2014).

BMO-Sponsored Securitization Vehicles

BMO sponsors various vehicles that fund assets originated by either BMO (through a bank securitization vehicle) or its customers (several Canadian customer securitization vehicles and one U.S. customer securitization vehicle). We earn fees for providing services related to the customer securitization vehicles, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. These fees totalled approximately $89 million in 2015 and $66 million in 2014.

Canadian Customer Securitization Vehicles

The customer securitization vehicles we sponsor in Canada provide our customers with access to financing either directly from BMO or in the asset-backed commercial paper (ABCP) markets. Customers sell their assets into these vehicles, which then issue ABCP to either investors or BMO to fund the purchases. In all cases, the sellers remain responsible for the servicing of the transferred assets and are first to absorb any losses realized on the assets.

Our exposure to potential losses relates to our investment in ABCP issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide to ABCP purchased by investors. We use our credit adjudication process in deciding whether to enter into these arrangements just as we do when extending credit in the form of a loan.

Two of these customer securitization vehicles are funded in the market, while a third is funded directly by BMO. BMO does not control these entities and therefore they are not consolidated. Further information on the consolidation of customer securitization vehicles is provided in Note 7 on page 154 of the financial statements. There were no material mortgage loans with subprime or Alt-A characteristics held in any of the customer securitization vehicles at year end. No losses have been recorded on any of BMO’s exposures to these vehicles.

BMO’s investment in the ABCP of the market-funded vehicles totalled $21 million at October 31, 2015 ($10 million in 2014).

BMO provided liquidity support facilities to the market-funded vehicles totalling $5.0 billion at October 31, 2015 ($4.6 billion in 2014). This amount comprised part of our commitments outlined in Note 26 on page 192 of the financial statements. All of these facilities remain undrawn. The assets of each of these market-funded customer securitization vehicles consist primarily of diversified pools of Canadian automobile-related receivables and Canadian insured residential mortgages. These two asset classes represent 86% (85% in 2014) of the aggregate assets of these vehicles.

U.S. Customer Securitization Vehicle

We sponsor a U.S. ABCP multi-seller vehicle that we consolidate under IFRS. This customer securitization vehicle assists our customers with the securitization of their assets to provide them with alternative sources of funding. The vehicle provides funding to diversified pools of portfolios through 28 (30 in 2014) individual securitization transactions with an average facility size of US$174 million (US$136 million in 2014). The size of the pools ranged from US$1 million to US$700 million at October 31, 2015. There were no residential mortgages classified as subprime or Alt-A held in this ABCP multi-seller vehicle.

The vehicle holds exposures secured by a variety of asset classes, including mid-market corporate loans, student loans and automobile loans.

The vehicle had US$4.1 billion of commercial paper outstanding at October 31, 2015 (US$2.6 billion in 2014). The ABCP of the vehicle is rated A1 by S&P and P1 by Moody’s. BMO has not invested in the vehicle’s ABCP. BMO provides committed liquidity support facilities to the vehicle, with the undrawn amount totalling US$5.4 billion at October 31, 2015 (US$4.6 billion in 2014).

76	BMO Financial Group 198th Annual Report 2015

Sectors of Interest: Oil and Gas, Mining

Our risks related to the Oil and Gas sector are further outlined in the Top and Emerging Risks That May Affect Future Results section on page 87. As at October 31, 2015, BMO’s Oil and Gas outstanding loans were $6.7 billion or 2.0% of total loans and up approximately $0.7 billion from a year ago. Of this amount, $102 million of oil and gas sector loans were classified as impaired ($1 million in 2014). The majority of oil and gas lending is to Exploration and Development companies at 66%, followed by Pipelines at 18%, Services at 14% and Manufacturing and Refining at 2%, with approximately half of these loans having an internal rating that maps to investment grade.

As at October 31, 2015, BMO’s loans in respect to the mining sectors were $1.3 billion or 0.4% of total loans and up approximately $0.2 billion from a year ago. Of this amount, $4 million of mining sector loans were classified as impaired ($12 million in 2014). Quarrying represents 12% of the total and of the remaining Metal/Non-Metal Mining, approximately half have an internal rating that maps to investment grade.

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations.

Credit Instruments

In order to meet the financial needs of our clients, we use a variety of off-balance sheet credit instruments. These include guarantees and standby letters of credit, which represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements. We also write documentary and commercial letters of credit, which represent our agreement to honour drafts presented by a third party upon completion of specified activities. Commitments to extend credit are off-balance sheet arrangements that represent our commitment to customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to meeting certain conditions.

There are a large number of credit instruments outstanding at any time. Our customers are broadly diversified and we do not anticipate events or conditions that would cause a significant number of our customers to fail to perform in accordance with the terms of their contracts with us. We use our credit adjudication process in deciding whether to enter into these arrangements, just as we do when extending credit in the form of a loan. We monitor off-balance sheet instruments to avoid undue concentrations in any geographic region or industry.

The maximum amount payable by BMO in relation to these credit instruments was approximately $124 billion at October 31, 2015 ($99 billion in 2014). However, this amount is not representative of our likely credit exposure or liquidity requirements for these instruments, as it does not take into account customer behaviour, which suggests that only a portion of our customers will utilize the facilities related to these instruments. It also does not take into account any amounts that could be recovered under recourse and collateral provisions. Further information on these instruments can be found in Note 26 on page 192 of the financial statements.

For the credit commitments outlined in the preceding paragraphs, in the absence of an event that triggers a default, early termination by BMO may result in a breach of contract.

Structured Entities (SEs)

Our interests in SEs are discussed primarily on page 76 in the BMO-Sponsored Securitization Vehicles section and in Note 7 on page 154 of the financial statements. Under IFRS, we consolidate our bank securitization vehicles, U.S. customer securitization vehicle, credit protection vehicle, and certain capital and funding vehicles. We do not consolidate our Canadian customer securitization vehicles, structured finance vehicles, certain capital and funding vehicles, and various BMO managed and non-BMO managed investment funds.

Guarantees

Guarantees include contracts under which we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds. Contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract and contracts under which we provide indirect guarantees of indebtedness are also considered guarantees. In the normal course of business, we enter into a variety of guarantees, including standby letters of credit, backstop and other liquidity facilities and derivatives contracts or instruments (including, but not limited to, credit default swaps), as well as indemnification agreements.

The maximum amount payable by BMO in relation to these guarantees was $30 billion at October 31, 2015 ($31 billion in 2014). However, this amount is not representative of our likely exposure, as it does not take into account customer behaviour, which suggests that only a portion of the guarantees will require us to make any payments. It also does not take into account any amounts that could be recovered through recourse and collateral provisions.

For a more detailed discussion of these agreements, please see Note 26 on page 192 of the financial statements.

Caution

This Off-Balance Sheet Arrangements section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group 198th Annual Report 2015	77

MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting Estimates

The most significant assets and liabilities for which we must make estimates include: allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred tax assets; goodwill and intangible assets; purchased loans; insurance-related liabilities; and contingent liabilities. We make judgments in assessing whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control SEs. These judgments are discussed in Notes 6 and 7, respectively, on pages 153 and 154 of the financial statements. Note 18 on page 172 of the financial statements discusses the judgments made in determining the fair value of financial instruments. If actual results differ from the estimates we make, the impact would be recorded in future periods. We have established detailed policies and control procedures that are intended to ensure the judgments we make in determining the estimates are well controlled, independently reviewed and consistently applied from period to period. We believe that our estimates of the value of BMO’s assets and liabilities are appropriate.

For a more detailed discussion of the use of estimates, please see Note 1 on page 140 of the financial statements.

Allowance for Credit Losses

One of our key performance measures is the provision for credit losses as a percentage of average net loans and acceptances. Over the 10 years prior to 2015, our average annual ratio has ranged from a high of 0.88% in 2009 to a low of 0.09% in 2006. This ratio varies with changes in the economy and credit conditions. If we were to apply these high and low ratios to average net loans and acceptances in 2015, our provision for credit losses would range from $288 million to $2,818 million and our allowance for credit losses would range from $1,728 million to $4,258 million. Our provision for credit losses in 2015 was $612 million and our allowance for credit losses as at October 31, 2015 was $2,052 million. Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of Credit and Counterparty Risk on page 94 as well as in Note 4 on page 148 of the financial statements.

Financial Instruments Measured at Fair Value

BMO records certain securities and derivatives at their fair value, and certain liabilities are designated at fair value. Fair value represents our estimate of the amount we would receive, or would be required to pay in the case of a liability, in a current transaction between willing parties. We employ a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information (Level 2) and internal models without observable market information (Level 3) in the valuation of securities, derivative assets and derivative liabilities as at October 31, 2015, as well as a sensitivity analysis of our Level 3 financial instruments, is disclosed in Note 18 on page 172 of the financial statements.

Our valuation models use general assumptions and market data, and therefore do not reflect the specific risks and other factors that could affect a particular instrument’s fair value. Valuation Product Control (VPC), a group independent of the trading lines of business, verifies the fair values at which financial instruments are recorded. For instruments that are valued using models, VPC identifies situations where valuation adjustments must be made to the model estimates to arrive at fair value. As a result, we incorporate certain adjustments when using internal models to establish fair values. These fair value adjustments take into account the estimated impact of credit risk, liquidity risk and other items, including closeout costs. For example, the credit risk adjustment for derivative financial instruments incorporates credit risk into our determination of fair values by taking into account factors such as the counterparty’s credit rating, the duration of the instrument and changes in credit spreads. We also incorporate an estimate of the implicit funding costs borne by BMO for over-the-counter derivative positions (the funding valuation adjustment).

The methodologies used for calculating these adjustments are reviewed on an ongoing basis to ensure that they remain appropriate. Significant changes in methodologies are made only when we believe that the change will result in better estimates of fair value.

Valuation Adjustments

(Canadian $ in millions) As at October 31	2015	2014
Credit risk	100	53
Funding risk	60	39
Liquidity risk	57	59
Other	–	2
Total	217	153

Valuation adjustments increased in 2015, primarily driven by the widening of credit spreads, lower interest rates, and the appreciation of the U.S. dollar.

Pension and Other Employee Future Benefits

Our pension and other employee future benefits expense is calculated by our independent actuaries using assumptions determined by management. If actual experience differs from the assumptions used, the difference is recognized in other comprehensive income.

Pension and other employee future benefits expense and the related obligations are sensitive to changes in discount rates. We determine discount rates at each year end for all our plans using high-quality corporate bonds with terms matching the plans’ specific cash flows.

Additional information regarding our accounting for pension and other employee future benefits, including a sensitivity analysis for key assumptions, is included in Note 23 on page 184 of the financial statements.

78	BMO Financial Group 198th Annual Report 2015

Impairment of Securities

We have investments in securities issued or guaranteed by Canadian, U.S. and other governments, corporate debt and equity securities, mortgage-backed securities and collateralized mortgage obligations, which are classified as either available-for-sale securities, held-to-maturity securities or other securities. We review held-to-maturity, available-for-sale and other securities at each quarter-end reporting period to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if there is objective evidence that the estimated future cash flows will be reduced and the impact can be reliably measured. We consider evidence such as delinquency or default, bankruptcy, restructuring or other evidence of deterioration in the creditworthiness of the issuer, or the absence of an active market. The decision to record a write-down, its amount and the period in which it is recorded could change if management’s assessment of those factors were to differ. We do not record impairment write-downs on debt securities when impairment is due to changes in market rates, if future contractual cash flows associated with the debt security are still expected to be recovered.

At the end of 2015, there were total unrealized losses of $152 million related to available-for-sale securities for which cost exceeded fair value and an impairment write-down had not been recorded. Of this amount, $5 million related to available-for-sale securities for which cost had exceeded fair value for 12 months or more. These unrealized losses resulted from changes in market interest rates and not from deterioration in the creditworthiness of the issuer.

Additional information regarding our accounting for available-for-sale securities, held-to-maturity securities and other securities and the determination of fair value is included in Note 3 on page 144 and Note 18 on page 172 of the financial statements.

Income Taxes and Deferred Tax Assets

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our Consolidated Statements of Income or Changes in Equity. In determining the provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as expected, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. We are required to assess whether it is probable that our deferred income tax asset will be realized prior to its expiration and, based on all the available evidence, determine if any portion of our deferred income tax asset should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, our forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the deferred income tax asset, and the remaining expiration period of tax loss carryforwards. Changes in our assessment of these factors could increase or decrease our provision for income taxes in future periods.

If income tax rates increase or decrease in future periods in a jurisdiction, our provision for income taxes for future periods will increase or decrease accordingly. Furthermore, our deferred tax assets and liabilities will increase or decrease as income tax rates decrease or increase, respectively, and will result in either an income tax charge or a recovery. A 1% decrease in the U.S. federal tax rate from 35% to 34% would reduce our deferred tax asset by about $58 million and would result in a corresponding income tax charge.

Additional information regarding our accounting for income taxes is included in Note 24 on page 189 of the financial statements.

Goodwill and Intangible Assets

Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value and the recoverable amount of each business unit to verify that the recoverable amount of the business unit is greater than its carrying value. If the carrying value were to exceed the recoverable amount of the business unit, an impairment calculation would be performed. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

Fair value less costs to sell was used to perform the impairment test in all periods. In determining fair value less costs to sell, we employ a discounted cash flow model, consistent with that used when we acquire businesses. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in any of these assumptions would affect the determination of fair value for each of the business units in a different manner. Management must exercise judgment and make assumptions in determining fair value, and differences in judgments and assumptions could affect the determination of fair value and any resulting impairment write-down. At October 31, 2015, the estimated fair value of each of our business units was greater than its carrying value.

Definite-lived intangible assets are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending on the nature of the asset. We test definite-lived intangible assets for impairment when circumstances indicate the carrying value may not be recoverable. During the year ended October 31, 2015, we recorded $1 million in impairment of definite-lived intangibles ($nil for 2014). Indefinite life intangible assets are tested annually for impairment. If any intangible assets are determined to be impaired, we write them down to their recoverable amount, the higher of value in use and fair value less costs to sell, when this is less than the carrying value. No such impairment was identified for the years ended October 31, 2015 and 2014. Additional information regarding the composition of goodwill and intangible assets is included in Note 11 on page 164 of the financial statements.

Purchased Loans

Significant judgment and assumptions were applied to determine the fair value of the Marshall & Ilsley Corporation (M&I) loan portfolio. Loans were identified as either purchased performing loans or purchased credit impaired loans (PCI loans), both of which were recorded at fair value at the time of acquisition. The determination of fair value involved estimating the expected cash flows to be received and determining the discount rate to be applied to the cash flows from the loan portfolio. In determining the discount rate, we considered various factors, including our cost to raise funds in the current market, the risk premium associated with the loans and the cost to service the portfolios. PCI loans are those where the timely collection of principal and interest was no longer reasonably assured as at the date of acquisition. We regularly evaluate what we expect to collect on PCI loans. Changes in expected cash flows could result in the recognition of impairment or a recovery through the provision for credit losses. Estimating the timing and amount of cash flows requires significant management judgment regarding key assumptions, including the probability of default, severity of loss, timing of payment receipts and valuation of collateral. All of these factors are inherently subjective and can result in significant changes in cash flow estimates over the term of a loan.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The purchased performing loans are subject to the same credit review processes we apply to loans we originate. Additional information regarding purchased loans is provided in Note 4 on page 148 of the financial statements.

Insurance-Related Liabilities

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The most significant impact on the valuation of a liability would be the result of a change in the assumption for future investment yields. If the assumed yield were to increase by one percentage point, net income would increase by approximately $66 million. A reduction of one percentage point would lower net income by approximately $65 million. See the Insurance Risk section on page 114 for further discussion of the impact of changing rates on insurance earnings.

Provisions

BMO and its subsidiaries are involved in various legal actions in the ordinary course of business.

Provisions are recorded at the best estimate of the amount required to settle any obligation related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Factors included in making the assessment include a case-by-case assessment of specific facts and circumstances, our past experience and opinions of legal experts. Management and internal and external experts are involved in estimating any amounts that may be required. The actual costs of resolving these claims may be substantially higher or lower than the amount of the provisions.

Additional information regarding provisions is provided in Note 26 on page 192 of the financial statements.

Transfers of Financial Assets and Consolidation of Structured Entities

We sell Canadian mortgage loans to third-party Canadian securitization programs, including the Canadian Mortgage Bond program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities program. We assess whether substantially all of the risk and rewards of the loans have been transferred to determine if they qualify for derecognition. Since we continue to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized loans, they do not qualify for derecognition. We continue to recognize the loans and recognize the related cash proceeds as secured financing in our Consolidated Balance Sheet. Additional information concerning the transfer of financial assets is included on page 76, as well as in Note 6 on page 153 of the financial statements.

In the normal course of business, BMO enters into arrangements with SEs. We are required to consolidate SEs if we determine that we control the SEs. We control an SE when we have power over the entity, exposure or rights to variable returns from our investment and the ability to exercise power to affect the amount of our returns. Additional information concerning BMO’s interests in SEs is included on pages 76 and 77, as well as in Note 7 on page 154 of the financial statements.

Caution

This Critical Accounting Estimates section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Changes in Accounting Policies in 2015

BMO adopted the following new or amended standards in 2015: IAS 36 Impairment of Assets; IAS 32 Financial Instruments: Presentation; IFRIC 21 Levies; and early adopted the own credit provisions of IFRS 9 Financial Instruments. The adoption of the own credit provisions of IFRS 9, which were adopted prospectively, resulted in a $120 million gain, net of taxes being recorded in other comprehensive income instead of net income related to the change in fair value of deposit and annuity liabilities due to changes in our credit spread. The adoption of the other new or amended standards did not have a significant impact on our financial statements. The impact of these accounting policy changes is discussed in Note 1 on page 140 of the financial statements.

Future Changes in Accounting Policies

BMO monitors the potential changes to IFRS proposed by the International Accounting Standards Board (IASB) and analyzes the effect that any such changes to the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards that will be effective for BMO in the future are described in Note 1 on page 140 of the financial statements.

Adoption of IFRS 9 Financial Instruments

As a result of an announcement from our regulator OSFI, we will be adopting IFRS 9 Financial Instruments effective November 1, 2017. IFRS 9 addresses the classification, measurement and impairment of financial instruments. The impairment requirements of IFRS 9 are expected to have the largest impact on the bank and will result in the earlier recognition in the credit cycle of provisions for credit losses and a higher initial collective loan loss allowance when the standard is implemented as an adjustment to retained earnings. We do not expect significant changes to the accounting for the specific loan loss allowance or the specific provision for credit losses.

IFRS 9 utilizes an expected credit loss model which will result in lifetime credit losses being recognized in the collective allowance if there is a significant deterioration in lifetime credit quality, regardless of whether there has been a credit event. The expected credit loss model requires the recognition of credit losses based on a 12-month time horizon for performing loans and requires the recognition of lifetime expected credit losses for loans that experience a significant deterioration in credit risk since inception. The expected loss calculations are required to incorporate forward-looking macroeconomic information in determining the final provision.

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The classification requirements will result in unrealized gains and losses on equity securities currently classified as available-for-sale being recognized in profit or loss going forward, as opposed to being recognized in other comprehensive income. Additionally, based on the results of the business model and cash flow characteristics test, certain investments in debt securities may be reclassified from the current amortized cost or available-for-sale categories to fair value through profit or loss or from available-for-sale into amortized cost.

In order to meet the requirement to adopt IFRS 9, we have established an enterprise-wide project. We are currently evaluating the impact of adoption on our financial results.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer to our customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank.

Details of our investments in joint arrangements and associates and the compensation of key management personnel are disclosed in Note 29 on page 197 of the financial statements. We also offer employees a subsidy on annual credit card fees.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Annual Report on Disclosure Controls and Procedures and

Internal Control over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as at October 31, 2015, by Bank of Montreal’s management under the supervision of the CEO and the CFO. Based on this evaluation, the CEO and the CFO have concluded that, as at October 31, 2015, our disclosure controls and procedures, as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act), are effective.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS and the requirements of the Securities and Exchange Commission (SEC) in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for Bank of Montreal.

Bank of Montreal’s internal control over financial reporting includes policies and procedures designed to provide assurance that records are maintained in reasonable detail to accurately and fairly reflect the transactions and dispositions of the assets of Bank of Montreal; and to provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with IFRS and the requirements of the SEC in the United States, as applicable, that receipts and expenditures of Bank of Montreal are being made only in accordance with authorizations by management and directors of Bank of Montreal, and that any unauthorized acquisition, use or disposition of Bank of Montreal’s assets which could have a material effect on the financial statements is prevented or detected in a timely manner.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the related policies or procedures may deteriorate.

Bank of Montreal’s management, under the supervision of the CEO and the CFO, has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013 (2013 COSO Framework). Based on this evaluation, management has concluded that internal control over financial reporting was effective as at October 31, 2015.

At the request of Bank of Montreal’s Audit and Conduct Review Committee, KPMG LLP (Shareholders’ Auditors), an independent registered public accounting firm, has conducted an audit of the effectiveness of our internal control over financial reporting based on the 2013 COSO Framework. The audit report concludes that, in KPMG’s opinion, Bank of Montreal maintained, in all material respects, effective internal control over financial reporting as at October 31, 2015, in accordance with the criteria established in the 2013 COSO Framework. This audit report appears on page 134.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting in fiscal 2015 that have materially affected, or are reasonably likely to materially affect, the adequacy and effectiveness of our internal control over financial reporting.

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Shareholders’ Auditors’ Services and Fees

Review of Shareholders’ Auditors

The Audit and Conduct Review Committee (ACRC) is responsible for the appointment, compensation and oversight of the shareholders’ auditors and conducts an annual assessment of the shareholders’ auditors’ performance and effectiveness considering factors such as: (i) the quality of services provided by the shareholders’ auditors’ engagement team during the audit period; (ii) the relevant qualifications, experience and geographical reach to serve BMO; (iii) the quality of communications received from the shareholders’ auditors; and (iv) the shareholders’ auditors’ independence, objectivity and professional skepticism.

The Board believes that it has robust review processes in place to monitor audit quality and oversee the work of the shareholders’ auditors, including the lead partner, which include:

•	annually reviewing the shareholders’ auditors’ audit plan, including a consideration of the impact of business risks on the audit plan and an assessment of the reasonableness of the audit fee;
•	monitoring the execution of the audit plan, with emphasis on the more complex and risky areas of the audit;
•	reviewing and evaluating the audit findings, including in camera sessions;
•

evaluating audit quality and performance, including recent Canadian Public Accountability Board and Public Company Accounting Oversight Board inspection reports on the shareholders’ auditors and their peer firms;

•	reviewing qualifications of their senior engagement team members with the shareholders’ auditors;
•	soliciting the opinion of the bank’s management and internal auditors on the performance of the engagement team; and
•	at a minimum, holding quarterly meetings with the ACRC Chair and the lead audit partner to discuss audit issues independently of management.

In 2015, we completed our periodic comprehensive review of the shareholders’ auditors. The comprehensive review was based on the recommendations of the Chartered Professional Accountants of Canada and the Canadian Public Accountability Board. The review focused on (1) the shareholders’ auditors’ independence, objectivity and professional skepticism; (2) quality of the engagement team; and (3) quality of communications and interactions with the shareholders’ auditors. As a result of this review the ACRC was satisfied with the performance of the shareholders’ auditors.

Independence of the shareholders’ auditors is overseen by the ACRC in accordance with the bank’s Auditor Independence Policy, as outlined below. The ACRC also ensures that the lead audit partner rotates out of that role after five consecutive years and does not return to that role for a further five years.

Pre-Approval Policies and Procedures

As part of BMO Financial Group’s corporate governance practices, the ACRC oversees the application of BMO’s Corporate Policy limiting the services provided by the shareholders’ auditors that are not related to their role as auditors. The ACRC pre-approves the types of services (“permitted services”) that can be provided by the shareholders’ auditors, as well as the annual audit plan, which includes fees for specific types of services. For permitted services that are not included in the pre-approved annual audit plan, confirmation to proceed with the engagement is obtained and the services to be provided are presented to the ACRC for ratification at its next meeting. All services must comply with our Auditor Independence Policy, as well as professional standards and securities regulations governing auditor independence.

Shareholders’ Auditors’ Fees

Aggregate fees paid to the Shareholders’ Auditors during the fiscal years ended October 31, 2015 and 2014 were as follows:

Fees ($ millions) (1)	2015	2014
Audit fees	17.1	17.3
Audit-related fees (2)	2.2	1.9
Tax fees	0.1	–
All other fees (3)	2.3	1.2
Total	21.7	20.4

(1)	The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission definitions.
(2)	Audit-related fees for 2015 and 2014 relate to fees paid for accounting advice, specified procedures on our Proxy Circular and other specified procedures.
(3)	All other fees for 2015 and 2014 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. They also include costs of translation services.

BMO Financial Group 198th Annual Report 2015	83

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enhanced Disclosure Task Force

On October 29, 2012, the Enhanced Disclosure Task Force (EDTF) of the Financial Stability Board published its first report, Enhancing the Risk Disclosures of Banks. We support the recommendations issued by the EDTF for the provision of high-quality, transparent risk disclosures.

Disclosures related to the EDTF recommendations are detailed below.

General
1	Present all risk-related information in the Annual Report, Supplementary Financial Information and Supplementary Regulatory Capital Disclosure, and provide an index for easy navigation.

Annual Report: Risk-related information is presented in the Enterprise-Wide Risk Management section on pages 86 to 117.

An index for the MD&A is provided on page 26. An index for the notes to the financial statements is provided on page 140.

Supplementary Financial Information: An index is provided in our Supplementary Financial Information.
2	Define the bank’s risk terminology and risk measures and present key parameters used.

Annual Report: Specific risk definitions and key parameters underpinning BMO’s risk reporting are provided on pages 94 to 117.

A glossary of financial terms (including risk terminology) can be found on pages 202 to 203.

3	Discuss top and emerging risks for the bank.
Annual Report: BMO’s top and emerging risks are discussed on pages 87 to 89.
4	Outline plans to meet new key regulatory ratios once the applicable rules are finalized.
Annual Report: We outline BMO’s plans to meet new regulatory ratios on pages 71 to 73 and 110.
Risk Governance
5	Summarize the bank’s risk management organization, processes, and key functions.
Annual Report: BMO’s risk management organization, processes and key functions are summarized on pages 89 to 93.
6	Describe the bank’s risk culture.
Annual Report: BMO’s risk culture is described on page 90.
7	Describe key risks that arise from the bank’s business model and activities.
Annual Report: A diagram of BMO’s risk exposure by operating segment is provided on page 74.
8	Describe the use of stress testing within the bank’s risk governance and capital frameworks.
Annual Report: BMO’s stress testing process is described on page 93.
Capital Adequacy and Risk-Weighted Assets (RWA)
9	Provide minimum Pillar 1 capital requirements.
Annual Report: Basel III Pillar 1 capital requirements are described on pages 70 to 72.
Supplementary Financial Information: Basel III regulatory capital is disclosed on page 34.
10	Summarize information contained in the composition of capital templates adopted by the Basel Committee.
Annual Report: An abridged version of the Basel III regulatory capital template is provided on page 72.

Supplementary Financial Information: Basel III Pillar 3 disclosure is provided on pages 34 to 36 and 38. A Main Features template can be found on BMO’s website at www.bmo.com under Investor Relations and Regulatory Filings.

11	Present a flow statement of movements in regulatory capital, including changes in Common Equity Tier 1, Additional Tier 1, and Tier 2 capital.
Supplementary Financial Information: Regulatory capital flow statement is provided on page 39.
12	Discuss capital planning within a more general discussion of management’s strategic planning.
Annual Report: BMO’s capital planning process is discussed under Capital Management Framework on page 70.
13	Provide granular information to explain how RWA relate to business activities.
Annual Report: A diagram of BMO’s risk exposure, including RWA by operating group, is provided on page 74.
14	Present a table showing the capital requirements for each method used for calculating RWA.
Annual Report: Regulatory capital requirement, as a percentage of RWA, is outlined on page 71. Information about significant models used to determine RWA is provided on pages 95 to 96.
Supplementary Financial Information: A table showing RWA by model approach and by risk type is provided on page 38.
15	Tabulate credit risk in the banking book for Basel asset classes.
Supplementary Financial Information: Wholesale and retail credit exposures by internal rating grades are provided on page 46.
16	Present a flow statement that reconciles movements in RWA by credit risk and market risk.
Supplementary Financial Information: RWA flow statements are provided on page 40, with a reconciliation on page 37.
17	Describe the bank’s Basel validation and back-testing process.
Annual Report: BMO’s Basel validation and back-testing process for credit and market risk is described on page 113.
Supplementary Financial Information: A table showing Exposure at Default and RWA by model approach and asset class is provided on page 38. A table showing estimated and actual loss parameters is provided on page 48.

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Liquidity
18	Describe how the bank manages its potential liquidity needs and the liquidity reserve held to meet those needs.
Annual Report: BMO’s potential liquidity needs and the liquidity reserve held to meet those needs are described on pages 105 to 106.
Funding
19	Summarize encumbered and unencumbered assets in a table by balance sheet category.

Annual Report: An Asset Encumbrance table is provided on page 107.

Additional collateral requirements in the event of downgrades by rating agencies are disclosed in Note 8 on pages 158 to 159 of the financial statements.

Supplementary Financial Information: The Asset Encumbrance table by currency is provided on page 33.
20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity.
Annual Report: A Contractual Maturity table is presented in Note 30 on pages 198 to 201 of the financial statements.
21	Discuss the bank’s sources of funding and describe the bank’s funding strategy.
Annual Report: BMO’s sources of funding and funding strategy are described on pages 108 to 109. A table showing the composition and maturity of wholesale funding is provided on page 109.
Market Risk
22	Provide a breakdown of balance sheet positions into trading and non-trading market risk measures.
Annual Report: A table linking balance sheet items to market risk measures is provided on page 103.
23	Provide qualitative and quantitative breakdowns of significant trading and non-trading market risk measures.
Annual Report: Trading market risk exposures are described and quantified on pages 100 to 102. Structural (non-trading) market risk exposures are described and quantified on pages 103 to 104.
24	Describe significant market risk measurement model validation procedures and back-testing and how these are used to enhance the parameters of the model.
Annual Report: Market risk measurement model validation procedures and back-testing for trading market risk and structural (non-trading) market risk are described on page 113.
25	Describe the primary risk management techniques employed by the bank to measure and assess the risk of loss beyond reported risk measures.
Annual Report: The use of stress testing, scenario analysis and stressed VaR for market risk management is described on pages 100 to 101.
Credit Risk
26	Provide information about the bank’s credit risk profile.

Annual Report: Information about BMO’s credit risk profile is provided on pages 96 to 97 and in Notes 4 and 5 on pages 148 to 153 of the financial statements, respectively.

Supplementary Financial Information: Tables detailing credit risk information are provided on pages 20 to 29 and 42 to 49.

27	Describe the bank’s policies related to impaired loans and renegotiated loans.
Annual Report: Impaired and renegotiated loan policies are described in Note 4 on pages 148 and 150, respectively, of the financial statements.
28	Provide reconciliations of impaired loans and the allowance for credit losses.
Annual Report: Continuity schedules for gross impaired loans and allowance for credit losses are provided on page 97 and in Note 4 on pages 149 to 150 of the financial statements.
29	Provide a quantitative and qualitative analysis of the bank’s counterparty credit risk that arises from its derivative transactions.

Annual Report: Quantitative disclosures on collateralization agreements for over-the-counter (OTC) derivatives are provided on page 99 and qualitative disclosures are provided on page 94.

Supplementary Financial Information: Quantitative disclosures for OTC derivatives are provided on page 32.

30	Provide a discussion of credit risk mitigation.

Annual Report: A discussion of BMO’s credit and counterparty risk management is provided on pages 94 to 95. Collateral management discussions are provided on page 94 and in Notes 8 and 26 on pages 161 and 193, respectively, of the financial statements.

Supplementary Financial Information: The Exposures Covered by Credit Risk Mitigation table is provided on page 42.

Other Risks
31	Describe other risks and discuss how each is identified, governed, measured and managed.
Annual Report: A diagram illustrating the risk governance process that supports BMO’s risk culture is provided on page 89. Other risks are discussed on pages 111 to 117.
32	Discuss publicly known risk events related to other risks, where material or potentially material loss events have occurred.
Annual Report: Other risks are discussed on pages 111 to 117.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise-Wide Risk Management

As a diversified financial services company actively providing banking, wealth management, capital market and insurance services, we are exposed to a variety of risks that are inherent in carrying out our business activities. A disciplined and integrated approach to managing risk is therefore fundamental to the success of our operations. Our risk management framework provides independent risk oversight across the enterprise and is essential to building competitive advantage.

Surjit Rajpal

Chief Risk Officer

BMO Financial Group

Strengths and Value Drivers

•	Disciplined approach to risk-taking.
•	Comprehensive and consistent risk frameworks that address all risk types.
•	Risk appetite and metrics that are clearly articulated and integrated into strategic planning and the ongoing management of businesses and risk.
•	Sustained mindset of continuous improvement that drives consistency and efficiency in the management of risk.

Challenges

•	The heightened pace, volume and complexity of regulatory requirements.
•	Balancing risk and return in an uncertain economic and geopolitical environment.
•	The evolving technology improvements required to meet customer expectations and the need to anticipate and respond to cyber threats.

Priorities

•	Address increased complexity by streamlining risk management activities and by simplifying processes and ensuring consistent practices across different business lines.
•	Support greater integration of risk in the business, while managing the high rate of change with more dynamic assessment and monitoring of the risks that are being taken.
•	Continue to enhance our risk management infrastructure through greater integration of our systems, data and models to ensure ongoing alignment of these critical elements.

2015 Accomplishments

•	Leveraged our capital processes to enhance our risk appetite and limit framework through further alignment with our businesses’ capacity to bear risk.
•	Developed and embedded our stress testing capabilities in business management processes and provided additional risk insights.
•	Continued to improve our risk culture as evidenced by internal and external surveys.
•	Fulfilled rising regulatory expectations, evidenced by improvements in stress testing, market risk measurement and anti-money laundering.
•	Continued to develop the next generation of our risk infrastructure by integrating, automating and upgrading foundational capabilities.

Text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of the MD&A form an integral part of the 2015 annual consolidated financial statements. They present required disclosures as set out by the International Accounting Standards Board in IFRS 7, Financial Instruments – Disclosures, which permits cross-referencing between the notes to the financial statements and the MD&A. See Note 1 on page 140 and Note 5 on page 151 of the financial statements.

Adjusted results in this Enterprise-Wide Risk Management section are non-GAAP and are discussed in the Non-GAAP Measures section on page 33.

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Overview

At BMO, we believe that risk management is every employee’s responsibility. We are guided by five core principles that inform our approach to managing risk across the enterprise.

Our Approach to Risk Management

•	Understand and manage.
•	Protect our reputation.
•	Diversify. Limit tail risk.
•	Maintain strong capital and liquidity.
•	Optimize risk return.

Our integrated and disciplined approach to risk management is fundamental to the success of our operations. All elements of our risk management framework work together in support of prudent and measured risk-taking, while striking an appropriate balance between risk and return. Our Enterprise Risk and Portfolio Management (ERPM) group develops our risk appetite, risk policies and limits, and provides independent review and oversight across the enterprise on risk-related issues to achieve prudent and measured risk-taking that is integrated with our business strategy.

Risks That May Affect Future Results

Top and Emerging Risks That May Affect Future Results

We are exposed to a variety of continually changing risks that have the potential to affect our business and financial condition. An essential mandate of our risk management process is to proactively identify, assess, monitor and manage a broad spectrum of top and emerging risks. Our top and emerging risk identification process consists of several forums for discussion with the Board, senior management and business thought leaders, combining both bottom-up and top-down approaches to considering risk. Our assessment of top and emerging risks is used to develop action plans and stress tests of our exposure to certain events.

In 2015, particular attention was given to the following top and emerging risks:

Slow Global Economic Growth

Concerns about global growth outside of North America could be triggered by a variety of disparate possible causes, ranging from disruption in China or other emerging markets to conflicts in the Middle East, North Africa and Europe. These could result in market volatility spikes, lower commodity prices, currency devaluations, rapid changes in capital flows, regional credit crises and disruption of the social fabric, and higher levels of uncertainty that reduce growth, employment, trade and business investment. In the short run, market shocks can impact our Capital Markets business, while over a longer period of time the broader impact could be felt through reduced North American economic growth and weaker credit quality in our internationally exposed customers.

BMO benefits from an integrated North American strategy in diverse industries, with limited direct lending exposure outside the region and with a footprint that partially acts as a natural hedge to commodity price and foreign exchange movements, wherein price declines/rises often have offsetting impacts across different North American regions. We actively monitor sources of global growth and continually assess our portfolio and business strategies against developments. We stress test our business plans and capital adequacy against severely adverse scenarios arising outside North America and develop contingency plans and mitigation strategies to react to and offset such possible adverse political and/or economic developments.

Further information on our direct and indirect European exposures is provided in the Select Geographic Exposures section on page 98.

Information and Cyber Security Risk

Information security is integral to BMO’s business activities, brand and reputation. Given our pervasive use of the internet and reliance on advanced digital technologies, particularly the mobile and online banking platforms that serve our customers, BMO faces heightened information security risks, including the threat of hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption. BMO proactively invests in defences and procedures to prevent, detect, respond to and manage cyber security threats. These include regular benchmarking and review of best practices, evaluation of the effectiveness of our key controls and development of new controls, as needed, and ongoing investments in both technology and human resources to protect BMO, third parties that we interact with, and our customers against these attacks. BMO also works with critical cyber security and software suppliers to bolster our internal resources and technology capabilities in order to ensure BMO remains resilient in the face of any such attacks in a rapidly evolving threat landscape.

Protracted Low Oil Prices

The significant decline in oil and gas prices has challenged many companies in the sector and has resulted in wide-ranging actions by affected companies to increase efficiency, reduce costs, limit capital outflows, sell assets and raise equity. Should oil and gas prices stay at a low level for a prolonged period of time there will be greater challenges for the industry, with a deterioration of borrower repayment capacity and of borrower ratings. The oil industry’s response to low prices has indirect negative impacts on commercial businesses and consumers in the oil-producing regions, particularly in Alberta.

Low oil prices have resulted in quite different outcomes for other sectors and regions within the BMO footprint as lower oil prices have led to a lower Canadian dollar and lower input costs for many consumers and businesses. Benefits of the lower oil price have shown through in the upturn of Canadian manufacturing output and non-oil exports and we expect those positive trends to strengthen into 2016. Overall, lower oil prices are a net positive for global and U.S. demand, and for Canadian non-energy exports.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Business Disruptors

The financial services industry is undergoing rapid change as technology enables non-traditional new entrants to compete in certain segments of the banking market, in some cases with reduced regulation. New entrants may use new technologies, advanced data and analytic tools, lower cost to serve, reduced regulatory burden and/or faster processes to challenge traditional banks. For example, new business models have been observed in retail payments, consumer and commercial lending, foreign exchange and low cost investment advisory services. While we closely monitor business disruptors, we also continue to adapt by making investments, including improving our mobile banking capabilities, building new branch formats, and refining our credit decisioning tools. We further mitigate this risk by providing our customers with access to banking services across different channels, focusing on improving customer loyalty and trust, using our own advanced data and analytical tools and leveraging current and future partnerships. However, matching the pace of innovation exhibited by new and differently-situated competitors may require us and policy-makers to adapt with greater pace.

Other Factors That May Affect Future Results

General Economic and Market Conditions in the Countries in which We Conduct Business

We conduct business in Canada, the United States and a number of other countries. Factors such as the general health of capital and/or credit markets, including liquidity, level of business activity, volatility and stability, could have a material impact on our business. As well, interest rates, foreign exchange rates, consumer saving and spending, housing prices, consumer borrowing and repayment, business investment, government spending and the rate of inflation affect the business and economic environments in which we operate. Therefore, the amount of business we conduct in a specific geographic region and its local economic and business conditions may have an effect on our overall revenue and earnings. For example, elevated consumer debt and housing price appreciation in some Canadian regions could create a vulnerability to higher credit losses for the bank in the event of a general economic downturn or other negative catalyst.

Regulatory Requirements

The financial services industry is highly regulated, and we have experienced further changes in regulatory requirements as governments and regulators around the world continue major reforms intended to strengthen the stability of the financial system. As a result, there is the potential for higher capital requirements and increased regulatory costs which could lower our returns. We monitor developments to ensure BMO is well-positioned to respond to and implement any required changes. Failure to comply with applicable regulatory and legal requirements may result in litigation, financial losses, regulatory sanctions, enforcement actions, an inability to execute our business strategies, a decline in investor confidence and harm to our reputation. Refer to the Legal and Regulatory Risk and Enterprise-Wide Capital Management sections on pages 114 and 70 for a more complete discussion of our legal and regulatory risk.

Fiscal, Tax, Monetary and Interest Rate Policies

Our earnings are affected by fiscal, tax, monetary, regulatory and other economic policies in Canada, the United States and other jurisdictions. Such policies may have the effect of increasing or reducing competition and uncertainty in the markets. Such policies may also adversely affect our customers and counterparties in the countries in which we operate, contributing to a greater risk of default by these customers and counterparties. As well, expectations in the bond and money markets related to inflation and central bank monetary policy have an effect on the level of interest rates. Changes in market expectations and monetary policy are difficult to anticipate and predict. Fluctuations in interest rates that result from these changes can have an impact on our earnings. Refer to the Market Risk section on page 100 for a more complete discussion of our interest rate risk exposures. Changes in tax rates and tax policy can also have an impact on our earnings and, as discussed in the Critical Accounting Estimates section, a reduction in income tax rates could lower the value of our deferred tax asset.

Acquisitions and Strategic Plans

We conduct thorough due diligence before completing an acquisition. However, it is possible that we could make an acquisition that subsequently does not perform in line with our financial or strategic objectives. Our ability to successfully complete an acquisition may be subject to regulatory and shareholder approvals and we may not be able to determine when, if or on what terms, the necessary approvals will be granted. Changes in the competitive and economic environment, as well as other factors, may result in lower revenue, while higher than anticipated integration costs and failure to realize expected cost savings after an acquisition could also adversely affect our earnings. Integration costs may increase as a result of higher regulatory costs related to an acquisition, unanticipated costs that were not identified in the due diligence process or demands on management time that are more significant than anticipated, as well as unexpected delays in implementing certain plans that in turn lead to delays in achieving full integration. Our post-acquisition performance is also contingent on retaining the clients and key employees of acquired companies, and there can be no assurance that we will always succeed in doing so.

Our financial performance is influenced by our ability to execute strategic plans developed by management. If these strategic plans do not meet with success or if there is a change in these strategic plans, our earnings could grow at a slower pace or decline. In addition, our ability to execute our strategic plans is dependent to a large extent on our ability to attract, develop and retain key executives, and there is no assurance we will continue to be able to do so.

Level of Competition

The level of competition among financial services companies is high. Furthermore, non-financial companies have increasingly been offering products and services traditionally provided by banks. Customer loyalty and retention can be influenced by a number of factors, including service levels, prices for products and services, our reputation and the actions of our competitors. Also, laws and regulations enacted by regulatory authorities in the United States and other jurisdictions in which we operate may provide advantages to our international competitors that could affect our ability to compete. Changes in these factors or any subsequent loss of market share could adversely affect our earnings.

Currency Rates

The Canadian dollar equivalents of our revenues, expenses, assets and liabilities denominated in currencies other than the Canadian dollar are subject to fluctuations in the value of the Canadian dollar relative to those currencies. Changes in the value of the Canadian dollar relative to the U.S. dollar could affect the earnings of our small business, corporate and commercial clients in Canada. A strengthening of the U.S. dollar could increase the value of our risk-weighted assets, lowering our capital ratios. Refer to the Foreign Exchange section on page 37, the Enterprise-Wide Capital Management section on page 70 and the Market Risk section on page 100 for a more complete discussion of our foreign exchange risk exposures.

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Changes to Our Credit Ratings, Capital and Funding Markets

Credit ratings are important to our ability to raise both capital and funding in order to support our business operations. Maintaining strong credit ratings allows us to access capital markets at competitive pricing. Should our credit ratings experience a material downgrade, our costs of funding would likely increase significantly and our access to funding and capital through capital markets could be reduced. In part, given changes in the regulatory environment, capital and funding markets have been less liquid than previously. Reduced market liquidity could impact the valuation of bank securities and the availability and pricing of bank funding. A material downgrade of our ratings could also have other consequences, including those set out in Note 8 on page 156 of the financial statements.

Operational and Infrastructure Risks

As a large enterprise conducting business in multiple jurisdictions, we are exposed to many operational risks that can have a significant impact. Such risks include the risk of fraud by employees or others, unauthorized transactions by employees and operational or human error. Given the large volume of transactions we process on a daily basis, certain errors may be repeated or compounded before they are discovered and rectified. Shortcomings or failures of our internal processes, employees or systems, or of services and products provided by third parties, including any of our financial, accounting or other data processing systems, could lead to financial loss and damage our reputation. In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely affected by a disruption to the infrastructure that supports both our operations and the communities in which we do business, including but not limited to disruption caused by public health emergencies or terrorist acts.

Legal Proceedings

We are subject to litigation arising in the ordinary course of business. The unfavourable resolution of any such litigation could have a material adverse effect on our financial results. Damage to our reputation could also result, harming our future business prospects. Information about certain legal and regulatory proceedings we currently face is provided in Note 26 on page 192 of the financial statements.

Critical Accounting Estimates and Accounting Standards

We prepare our financial statements in accordance with International Financial Reporting Standards (IFRS). Changes that the International Accounting Standards Board makes from time to time to these standards, which govern the preparation of our financial statements, can be difficult to anticipate and may materially affect how we record and report our financial results. Significant accounting policies and future changes in accounting policies are discussed in Note 1 on page 140 of the financial statements.

The application of IFRS requires management to make significant judgments and estimates that can affect the dates on which certain assets, liabilities, revenues and expenses are recorded in our financial statements, as well as their recorded values. In making these judgments and estimates, we rely on the best information available at the time. However, it is possible that circumstances may change or new information may become available.

Our financial results could be affected for the period during which any such new information or change in circumstances became apparent, and the extent of the impact could be significant. More information is included in the discussion of Critical Accounting Estimates on page 78.

Accuracy and Completeness of Customer and Counterparty Information

When deciding whether to extend credit or enter into other transactions with customers or counterparties, we may rely on information provided by or on behalf of those customers and counterparties, including audited financial statements and other financial information. We may also rely on representations made by customers and counterparties that the information they provide is accurate and complete. Our financial results could be adversely affected if the financial statements or other financial information provided by customers or counterparties are materially misleading.

Caution

This Risks That May Affect Future Results section and the remainder of this Enterprise-Wide Risk Management section contain forward-looking statements.

Other factors beyond our control that may affect our future results are noted in the Caution Regarding Forward-Looking Statements on page 30.

We caution that the preceding discussion of risks that may affect future results is not exhaustive.

Framework and Risks

Enterprise-Wide Risk Management Framework

Our enterprise-wide risk management framework operates at all levels of the bank and consists of our three-lines-of-defence operating model and our risk appetite framework, underpinned by our risk governance structure, and our strong risk culture.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Types

The framework provides for management of each individual risk type: credit and counterparty, market, liquidity and funding, operational, model, insurance, legal and regulatory, business, strategic, reputation, and environmental and social. We have identified risk types with a potentially material impact on our business and we consider those based upon their materiality and our ability to manage and mitigate those risks.

Risk Principles

Within the framework, risk-taking and risk management activities across the enterprise are guided by our Risk Principles:

•	management of risk is a responsibility at all levels of the organization;
•	material risks to which the enterprise is exposed are identified, measured, managed, monitored and reported;
•

risk identification and measurement will include both qualitative and quantitative elements, including views of risk relative to the external operating environment and stress testing and scenario analysis;

•	decision-making is based on a clear understanding of risk, accompanied by robust metrics and analysis; and
•	an Economic Capital methodology is employed to measure and aggregate risk across all risk types and business activities in order to facilitate the incorporation of risk into business returns.

Three Lines of Defence

Our framework is anchored in the three-lines-of-defence approach to managing risk, which is fundamental to our operating model, as described below:

Three Lines of Defence	Responsibilities
First Line: • Operating groups, which own the risks in their operations

•  Own, measure and manage all risks in their lines of business.

•  Identify, monitor, quantify and report risks arising from their operating activities and initiatives.

•  Establish appropriate internal control structures in accordance with our risk management framework.

•  Pursue suitable business opportunities within their established risk appetite.

•  Act within their delegated risk-taking authority as set out in established corporate policies.

Second Line: • Enterprise Risk and Portfolio Management (ERPM) group • Corporate Support Areas (CSAs)

•  Provide independent oversight, effective challenge and independent assessment of risks and risk management practices.

•  Set enterprise risk management policies and establish infrastructure, processes and practices that identify, assess, manage and monitor all significant risks across the enterprise.

•  Independently assess, quantify, monitor, manage, mitigate and report all significant risks.

Third Line: • Corporate Audit Division

•  Provide an independent assessment of the effectiveness of internal control within the enterprise, including risk management and governance processes that support the enterprise, its objectives and the Board of Directors’ discharge of its responsibilities.

Risk Culture

At BMO, we believe that risk management is the responsibility of every employee within the organization. This key tenet shapes and influences our risk culture and is evident in the actions and behaviours of our employees and leaders as they identify, interpret and discuss risks, and make choices and decisions that balance risks and opportunities and seek to optimize risk-adjusted returns. Our risk culture is deeply rooted within our policies, business processes, risk management frameworks, risk appetite, limits and tolerances, capital management and compensation practices, and is evident in every aspect of how we operate across the enterprise.

Our risk culture is grounded in a “Being BMO” risk management approach that encourages openness, constructive challenge and personal accountability. Timely and transparent information sharing is key to how we engage stakeholders in key decisions and strategy discussions, thereby bringing rigour and discipline to decision-making. This not only leads to the timely identification, escalation and resolution of issues, but also encourages open communication, independent challenge and a clear understanding of the key risks faced by our organization, so that our employees are equipped and empowered to make decisions and take action in a coordinated and consistent manner, supported by a strong monitoring and control framework. Our governance and leadership forums, committee structures and learning curriculums also reinforce and foster our risk culture.

Certain elements of our risk culture that are embedded throughout the enterprise include:

•

Risk appetite – promotes a clear understanding of the most prevalent risks that our businesses face and facilitates alignment of business strategies within our risk appetite, leading to sound business decision-making and execution, supported by a strong monitoring framework.

•

Communication and escalation channels – encourages information sharing and engagement between ERPM and the operating groups, leading to greater transparency and open and effective communication. We also foster and encourage a culture in which concerns about potential or emerging risks are escalated to senior management so that they can be evaluated and appropriately addressed.

•	Compensation philosophy – pay is aligned with prudent risk-taking to ensure that compensation rewards the appropriate use of capital and does not encourage excessive risk-taking.
•

Training and education – our programs are designed to foster a deep understanding of BMO’s capital and risk management frameworks across the enterprise, providing employees and management with the tools and awareness they need to fulfill their responsibilities for independent oversight regardless of their position in the organization. Our education strategy has been developed in partnership with BMO’s Institute for Learning, our risk management professionals, external risk experts and teaching professionals.

•	Rotation programs – two-way rotation allows employees to transfer between ERPM and the operating groups, thereby effectively embedding our strong risk culture across the enterprise.

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Risk Governance

Our enterprise-wide risk management framework is founded on a governance approach that includes a robust committee structure and a comprehensive set of corporate policies and limits, each of which is approved by the Board of Directors or its committees, as well as specific corporate standards and operating procedures. Our corporate policies outline frameworks and objectives for every significant risk type, in order to ensure that risks to which the enterprise is exposed are appropriately identified, managed, measured, monitored and reported in accordance with our risk appetite. Specific policies govern key risks such as credit, market, liquidity and funding, model, and operational risks. This enterprise-wide risk management framework is governed at all levels through a hierarchy of committees and individual responsibilities as outlined in the diagram below.

Our risk management framework is reviewed on a regular basis by the Risk Review Committee of the Board of Directors in order to provide guidance for the governance of our risk-taking activities. In each of our operating groups, management monitors governance activities, controls, and management processes and procedures. Management also oversees their effective implementation within our overall risk management framework. Individual governance committees establish and monitor further risk management limits, consistent with and subordinate to the Board-approved limits.

Appropriate risk governance frameworks, including our three lines of defence, are in place in all our material businesses and entities:

Board of Directors is responsible for supervising the management of the business and affairs of BMO. The Board, either directly or through its committees, is responsible for oversight in the following areas: strategic planning, defining risk appetite, the identification and management of risk, capital management, fostering a culture of integrity, internal controls, succession planning and evaluation of senior management, communication, public disclosure and corporate governance.

Risk Review Committee of the Board of Directors (RRC) assists the Board in fulfilling its oversight responsibilities in relation to BMO’s identification and management of risk, adherence to risk management corporate policies and procedures, compliance with risk-related regulatory requirements and the evaluation of the Chief Risk Officer. Our risk management framework is reviewed on a regular basis by the RRC in order to provide guidance for the governance of our risk-taking activities.

Audit and Conduct Review Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities for the integrity of BMO’s financial reporting, the effectiveness of BMO’s internal controls and the performance of its internal and external audit functions.

Chief Executive Officer (CEO) is directly accountable to the Board for all of BMO’s risk-taking activities. The CEO is supported by the Risk Management Committee and its sub-committees, as well as ERPM.

Chief Risk Officer (CRO) reports directly to the CEO and is head of ERPM. The CRO is responsible for providing independent review and oversight of enterprise-wide risks and leadership on risk issues, developing and maintaining a risk management framework and fostering a strong risk culture across the enterprise.

Risk Management Committee (RMC) is BMO’s senior risk committee. RMC reviews and discusses significant risk issues and action plans that arise in executing the enterprise-wide strategy. RMC provides risk oversight and governance at the highest levels of management. This committee is chaired by the CRO and its members include the heads of our operating groups, CEO and CFO.

RMC Sub-Committees have oversight responsibility for the risk implications and balance sheet impacts of management strategies, governance practices, risk measurement, model risk management and contingency planning. RMC and its sub-committees provide oversight of the processes whereby the risks assumed across the enterprise are identified, measured, managed, monitored and reported in accordance with policy guidelines, and are held within limits and risk tolerances.

Enterprise Risk and Portfolio Management (ERPM) as the risk management second line of defence, provides comprehensive risk management oversight. It promotes consistency in risk management practices and standards across the enterprise. ERPM supports a disciplined approach to risk-taking in fulfilling its responsibilities for independent transactional approval and portfolio management, policy formulation, risk reporting, stress testing, modelling, vetting and risk education. This approach seeks to meet enterprise objectives and to ensure that risks assumed are consistent with BMO’s risk appetite.

Operating Groups are responsible for identifying, measuring, managing, monitoring and reporting risk within their respective lines of business. They exercise business judgment and seek to ensure that effective policies, processes and internal controls are in place and that significant risk issues are reviewed with ERPM. Individual governance committees and ERPM establish and monitor further risk management limits that are consistent with and subordinate to the Board-approved limits.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Appetite Framework

Our Risk Appetite Framework consists of our Risk Appetite Statement, key risk metrics and corporate policies, standards and guidelines, including the related limits, concentration levels and controls defined therein. Our risk appetite defines the amount of risk that BMO is willing to assume given our guiding principles and capital capacity, and thus supports sound business initiatives, appropriate returns and targeted growth. Our risk appetite is integrated into our strategic and capital planning processes and performance management system. On an annual basis, senior management recommends our Risk Appetite Statement and key risk metrics to the RMC and the Board of Directors for approval. Our Risk Appetite Statement is articulated and applied consistently across the enterprise, with key enterprise businesses and entities articulating their own risk appetite statements within this framework. Among other things, our risk appetite requires:

•	that everything we do is guided by principles of honesty, integrity and respect, as well as high ethical standards;
•	taking only those risks that are transparent, understood, measured, monitored and managed;
•	maintaining strong capital, liquidity and funding positions that meet or exceed regulatory requirements and the expectations of the market;
•

new products and initiatives are subject to rigorous review and approval and new acquisitions must provide a good strategic, financial and cultural fit, and have a high likelihood of creating value for our shareholders;

•	setting capital limits based on our risk appetite and strategy and having our lines of business optimize risk-adjusted returns within those limits;
•	maintaining a robust recovery framework that enables an effective and efficient response in a severe crisis;
•	using Economic Capital, regulatory capital and stress testing methodologies to understand our risks and guide our risk-return assessments;
•	targeting an investment grade credit rating at a level that allows competitive access to funding;
•	limiting exposure to low-frequency, high-severity events that could jeopardize BMO’s credit ratings, capital position or reputation;
•

incorporating risk measures and risk-adjusted returns into our performance management system and including an assessment of performance against our risk appetite and return objectives in compensation decisions;

•

maintaining effective policies, procedures, guidelines, compliance standards and controls, training and management that guide the business practices and risk-taking activities of all employees so that they help optimize risk-adjusted returns and adhere to all legal and regulatory obligations and thus protect BMO’s reputation; and

•	protecting the assets of BMO and BMO’s clients by maintaining a system of effective limits and strong operational risk controls.

Risk Limits

Our risk limits are shaped by our risk principles, reflect our risk appetite, and inform our business strategies and decisions. In particular, we consider risk diversification, exposure to loss and risk-adjusted returns when setting limits. These limits are reviewed and approved by the Board of Directors and/or management committees and include:

•	Credit and Counterparty Risk – limits on group and single-name exposures and material country, industry, and portfolio/product segments;
•	Market Risk – limits on economic value and earnings exposures to stress scenarios;
•

Liquidity and Funding Risk – limits on minimum levels of liquid assets and maximum levels of asset pledging and wholesale funding, as well as guidelines approved by senior management related to liability diversification, financial condition, and credit and liquidity exposure appetite;

•	Insurance Risk – limits on policy exposure and reinsurance arrangements; and
•	Model Risk – limits on potential capital erosion due to model mis-estimation, data shortcomings, or the use of unvalidated models.

The Board of Directors, after considering recommendations from the RRC and the RMC, annually reviews and approves key risk limits and in turn delegates them to the CEO. The CEO then delegates more specific authorities to the senior executives of the operating groups (first line of defence), who are responsible for the management of risk in their respective areas, and the CRO (second line of defence). These delegated authorities allow the officers to set risk tolerances, approve geographic and industry sector exposure limits within defined parameters, and establish underwriting and inventory limits for trading and investment banking activities. The criteria whereby these authorities may be further delegated throughout the organization, as well as the requirements relating to documentation, communication and monitoring of delegated authorities, are set out in corporate policies and standards.

Risk Identification, Review and Approval

Risk identification is an essential step in recognizing key inherent risks that we face, understanding the potential for loss and then acting to mitigate these risks. A Risk Register is maintained to comprehensively identify and manage key risks, supporting the implementation of the bank’s Risk Appetite Framework and assisting in identifying the primary risk categories for which Economic Capital is reported and stress capital consumption is estimated. Our enterprise and ad-hoc stress testing processes have been developed to assist in identifying and evaluating these risks. Risk review and approval processes are established based on the nature, size and complexity of the risks involved. Generally, this involves a formal review and approval by either an individual or a committee, independent of the originator. Delegated authorities and approvals by category are outlined below.

Portfolio transactions – transactions are approved through risk assessment processes for all types of transactions at all levels of the enterprise, which include operating group recommendations and ERPM approval of credit risk, and transactional and position limits for market risk.

Structured transactions – new structured products and transactions with significant legal, regulatory, accounting, tax or reputation risk are reviewed by the Reputation Risk Management Committee or the Trading Products Risk Committee, as appropriate.

Investment initiatives – documentation of risk assessments is formalized through our investment spending approval process, which is reviewed and approved by Corporate Support areas.

New products and services – policies and procedures for the approval of new or modified products and services offered to our customers are reviewed and approved by Corporate Support areas, as well as by other senior management committees, including the Operational Risk Committee and Reputation Risk Management Committee, as appropriate.

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Risk Monitoring

Enterprise-level risk transparency and monitoring and associated reporting are critical process components of our risk management framework and corporate culture, that allow senior management, committees and the Board of Directors to effectively exercise their business management, risk management and oversight responsibilities at enterprise, operating group and key legal entity levels. Internal reporting includes a synthesis of the key risks and associated metrics that the enterprise currently faces. Our reporting highlights our most significant risks, including assessments of our top and emerging risks, to provide the Board of Directors, its committees and any other appropriate executive and senior management committees with timely, actionable and forward-looking risk reporting. This reporting includes supporting metrics and material to facilitate assessment of these risks relative to our risk appetite and the relevant limits established within our Risk Appetite Framework.

On a regular basis, reporting on risk issues is also provided to stakeholders, including regulators, external rating agencies and our shareholders, as well as to others in the investment community.

Risk-Based Capital Assessment

Two measures of risk-based capital are used by BMO: Economic Capital and Regulatory Capital. Both are aggregate measures of the risk that we take on in pursuit of our financial targets and enable us to evaluate risk-adjusted returns. Our operating model provides for the direct management of each type of risk, as well as the management of all risks on an integrated basis. Measuring the economic profitability of transactions or portfolios incorporates a combination of both expected and unexpected losses to assess the extent and correlation of risk before authorizing new exposures. Both expected and unexpected loss measures for a transaction or a portfolio reflect current market conditions, the inherent risk in the position and, as appropriate, credit quality. Risk-based capital methods and model inputs are reviewed and/or recalibrated on an annual basis, as applicable. Our risk-based capital models provide a forward-looking estimate of the difference between our maximum potential loss in economic (or market) value and our expected loss, measured over a specified time interval and using a defined confidence level.

Stress Testing

Stress testing is a key element of our risk and capital management frameworks. It informs our strategy, business planning and decision-making processes.

Governance of the stress testing framework resides with senior management, including the Enterprise Stress Testing Steering Committee. This committee is comprised of business, risk and finance executives and is accountable for the oversight of BMO’s stress testing framework and for reviewing and challenging enterprise stress test results. Stress testing and enterprise-wide scenarios associated with the Internal Capital Adequacy Assessment Process (ICAAP), including recommended actions that the organization would likely take to manage the impact of the stress event, are presented to senior management and the RRC. Stress testing associated with the Comprehensive Capital Analysis and Review (CCAR) and the mid-year Dodd-Frank Capital Stress Test (DFAST) – which are U.S. regulatory requirements for BMO Financial Corp. – and other regulatory stress tests are similarly governed within the applicable entities. Stress testing specific risks, businesses or exposures, so called “ad hoc stress testing”, is also conducted in conjunction with business decision processes, including strategy development, in risk assessments and is reviewed by the RMC and/or RRC as appropriate.

Enterprise Stress Testing

Enterprise stress testing supports our internal capital adequacy assessment and target-setting through analysis of the potential effects of low-frequency, high-severity events on our balance sheet, earnings, liquidity and capital positions. Scenario selection is a multi-step process that considers the enterprise’s material and idiosyncratic risks and the potential impact of new or emerging risks, as well as the macroeconomic environment, on our risk profile. Scenarios may be defined by senior management, the Board of Directors or regulators, and are developed in conjunction with the Economics group. To the extent not prescribed by a regulator, the Economics group translates the scenarios into macroeconomic and market variables that include but are not limited to GDP growth, yield curve estimates, unemployment, housing starts, real estate prices, stock index growth and changes in corporate profits. The scenarios are then used by our operating, risk and finance groups to estimate future losses and financial performance.

Quantitative models and qualitative approaches are utilized to assess the impact of changes in the macroeconomic environment on our income statement and balance sheet and the resilience of our capital over a forecast horizon. Stress test results, including mitigating actions, are benchmarked and challenged by relevant business units and senior management, including the Enterprise Stress Testing Steering Committee and RMC.

Ad Hoc Stress Testing

Through our stress testing framework, we embed stress testing in our strategy, business planning and decision-making at various levels of our organization. Ad hoc stress testing is conducted regularly by our operating and risk groups to support risk identification, business analysis and strategic decision-making. Such stress testing is used as a tool to assess the potential longer term impacts of risks arising in a changing environment, such as a material and sustained period of low oil prices.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation.

Credit and counterparty risk underlies every lending activity that BMO enters into, and also arises in the transacting of trading and other capital markets products, the holding of investment securities and the activities related to securitization. Credit risk is the most significant measurable risk BMO faces. Proper management of credit risk is essential to our success, since the failure to effectively manage credit risk could have an immediate and significant impact on our earnings, financial condition and reputation.

Credit and Counterparty Risk Governance

The objective of our credit risk management framework is to ensure all material credit risks to which the enterprise is exposed are identified, measured, managed, monitored and reported. The RRC has oversight of the management of all risks faced by the enterprise, including the credit risk management framework. BMO’s credit risk management framework incorporates governing principles which are defined in a series of corporate policies and standards, and which flow through to more specific guidelines and procedures. These are reviewed on a regular basis and modified when necessary to keep them current and consistent with BMO’s risk appetite. The structure, limits, collateral requirements, monitoring, reporting and ongoing management of our credit exposures are all governed by these credit risk management principles.

Lending officers in the operating groups are accountable for recommending credit decisions based on the completion of appropriate due diligence, and they assume ownership of the risks. Credit officers in ERPM approve these credit decisions and are accountable for providing an objective assessment of the lending recommendations and independent oversight of the risks assumed by the lending officers. All of these experienced and skilled individuals are subject to a rigorous lending qualification process and operate in a disciplined environment with clear delegation of decision-making authority, including individually delegated lending limits, which are reviewed annually. Credit decision-making is conducted at the management level appropriate to the size and risk of each transaction in accordance with comprehensive corporate policies, standards and procedures governing the conduct of credit risk activities. Corporate Audit Division reviews and tests management processes and controls and samples credit transactions in order to assess adherence to credit terms and conditions, as well as to governing policies, standards and procedures.

All credit risk exposures are subject to regular monitoring. Performing accounts are reviewed on a regular basis, with most commercial and corporate accounts reviewed at least annually. The frequency of review increases in accordance with the likelihood and size of potential credit losses, with deteriorating higher-risk situations referred to specialized account management groups for closer attention, when appropriate. In addition, regular portfolio and sector reviews are carried out, including stress testing and scenario analysis based on current, emerging or prospective risks. Reporting is provided at least quarterly to the Board and senior management committees in order to keep them informed of developments in our credit risk portfolios, including changes in credit risk concentrations and significant emerging credit risk issues, and to allow appropriate actions to be taken where necessary.

Credit and Counterparty Risk Management

Collateral Management

Collateral is used for credit and/or counterparty risk mitigation purposes to minimize losses that would otherwise be incurred upon the occurrence of a default. Depending on the type of borrower, the assets available and the structure and term of the credit obligations, collateral can take various forms. For corporate and commercial borrowers, collateral can take the form of pledges of the assets of a business, such as accounts receivable, inventory, machinery and real estate, or personal assets pledged in support of guarantees. On a periodic basis, collateral is subject to regular revaluation specific to asset type.

For loans, the value of collateral is initially established at the time of origination, and the frequency of revaluation is dependent on the type of collateral. Credit officers in ERPM provide independent oversight of collateral documentation and valuation. For collateral in the form of investor-owned commercial real estate, a full external appraisal of the property is obtained at the time of loan origination, except where the loan is below a specified threshold amount, in which case an internal evaluation and a site inspection are conducted. Internal evaluation methods may consider tax assessments, purchase price, real estate listing or realtor opinion. The case for an updated appraisal is reviewed annually, with consideration given to the borrower risk rating, existing tenants and lease contracts, as well as current market conditions. In the event a loan is classified as impaired, depending on its size, a current external appraisal, evaluation or restricted use appraisal is obtained and updated every 12 months while the loan is classified as impaired. For residential real estate that has a loan-to-value (LTV) ratio of less than 80%, an external property appraisal is routinely obtained at the time of loan origination. In certain low LTV ratio cases, BMO may use an external service provided by Canada Mortgage and Housing Corporation to assist in determining whether a full property appraisal is necessary. For high LTV ratio (greater than 80%) insured mortgages, BMO obtains the value of the property through available means and the default insurer confirms the value.

Collateral for our trading products is primarily comprised of cash and high-quality liquid securities (U.S. and Canadian treasury securities, U.S. agency securities and Canadian provincial government securities) that are monitored and margined on a daily basis. Collateral is obtained under the contractual terms of standardized industry documentation. With limited exceptions, we utilize the International Swaps and Derivatives Association Inc. (ISDA) Master Agreement with a Credit Support Annex (CSA) to document our collateralized trading relationships with our counterparties for non-centrally cleared over-the-counter (OTC) derivatives. CSAs entitle a party to demand collateral (or other credit support) when its OTC derivatives exposure to the other party exceeds an agreed amount (threshold). Collateral transferred can include an independent amount (initial margin) and/or variation margin. CSAs contain, among other things, provisions setting out acceptable collateral types and how they are to be valued (discounts are often applied to the market values), as well as thresholds, whether or not the collateral can be re-pledged by the recipient and how interest is to be calculated.

To document our contractual trading relationships with our counterparties for repurchase transactions, we utilize master repurchase agreements and for securities lending transactions, we utilize master securities lending agreements.

Material presented in a blue-tinted font above is an integral part of the 2015 annual consolidated financial statements (see page 86).

94	BMO Financial Group 198th Annual Report 2015

Portfolio Management

BMO’s credit risk governance policies set an acceptable level of diversification. Limits may be used for several portfolio dimensions, including industry, specialty segments (e.g., hedge funds and leveraged lending), country, product and single-name concentrations. At year end, our credit assets consisted of a well-diversified portfolio comprised of millions of clients, the majority of them consumers and small to medium-sized businesses. The diversification of our credit exposure may be supplemented by the purchase or sale of insurance through guarantees or credit default swaps.

Wrong-way Risk

Wrong-way risk occurs when exposure to a counterparty is highly correlated with the credit quality of collateral or another intended mitigant of the risk from that counterparty. There is specific wrong-way risk, which arises when the counterparty and the market risk factors affecting that mitigant display a high correlation, and general wrong-way risk, which arises when the credit quality of the counterparty, for non-specific reasons, is highly correlated with macroeconomic or other factors that affect the value of the mitigant. Our procedures require that specific wrong-way risk be identified in transactions and accounted for in the calculation of risk. Stress testing of wrong-way risk is conducted monthly and can be used to identify existing/emerging concentrations of general wrong-way risk in our portfolios.

Credit and Counterparty Risk Measurement

We quantify credit risk at both the individual borrower or counterparty and the portfolio level. In order to limit earnings volatility, manage expected credit losses and minimize unexpected losses, credit risk is assessed and measured using the following risk-based parameters:

Exposure at Default (EAD) represents an estimate of the outstanding amount of a credit exposure at the time a default may occur. For off-balance sheet amounts and undrawn amounts, EAD includes an estimate of any further amounts that may be drawn at the time of default.

Loss Given Default (LGD) is the amount that may not be recovered in the event of a default, presented as a proportion of the exposure at default.

Probability of Default (PD) represents the likelihood that a borrower or counterparty will go into default over a one-year time horizon, estimated at a high confidence level.

Expected Loss (EL) is a measure representing the loss that is expected to occur in the normal course of business in a given period of time. EL is calculated as a function of EAD, LGD and PD.

Under OSFI rules, there are three approaches available for the measurement of credit risk: Standardized, Foundation Internal Ratings Based and Advanced Internal Ratings Based (AIRB). Subject to a transitional floor based on the Standardized Approach, we apply the AIRB Approach for calculations of credit risk in our portfolios, including portfolios of our subsidiary BMO Financial Corp. The Standardized Approach is currently being used for measurements related to the acquired M&I portfolio, while we continue to execute our plan to transition this portfolio to the AIRB Approach.

Risk Rating Systems

BMO’s risk rating systems are designed to assess and measure the risk of any exposure. The rating systems differ for retail (consumer and small business) and wholesale (corporate and commercial) portfolios.

Credit risk measures are validated and back-tested regularly – quarterly in the case of retail models and annually in the case of wholesale models. Please refer to pages 112 and 113 for a discussion of our model risk mitigation processes.

Retail (Consumer and Small Business)

The retail portfolios are made up of a diversified group of individual customer accounts and include residential mortgages, personal loans, credit cards and small business loans. These loans are managed in pools of homogeneous risk exposures. For these pools, decision support systems are developed using established statistical techniques and expert systems for underwriting and monitoring purposes. Adjudication models, behavioural scorecards, decision trees and expert knowledge are combined to produce optimal credit decisions in a centralized and automated environment.

The retail risk rating system assesses the borrower’s risk based on a narrow range of likely expected conditions, primarily more recent in nature, including delinquency, loan-to-value ratio and loan utilization rate. Product lines within each of the retail risk areas are separately modelled so the risk-based parameters capture the distinct nature of each product. A final segmentation then sorts each exposure within a product line into homogeneous pools of retail risk that reflect common risk-based parameters. Each pool is assigned a unique combination of PD, LGD and EAD parameters that captures its segment-specific credit risk.

The retail risk rating system is designed to generate estimates of the value of credit risk parameters as accurately as possible but is subject to uncertainty. During the calibration process, adjustments are made at the parameter level for each segment to account for this uncertainty. The retail parameters are tested quarterly and calibrated on an annual basis to incorporate additional data points in the parameter estimation process, ensuring that the most recent experience is incorporated.

Retail Credit Probability of Default Bands by Risk Rating

Risk profile	Probability of default band
Exceptionally low	≤ 0.05%
Very low	> 0.05% to 0.20%
Low	> 0.20% to 0.75%
Medium	> 0.75% to 7.00%
High	> 7.00% to 99.99%
Default	100%

Wholesale (Corporate, Commercial and Sovereign)

Within wholesale portfolios, we utilize an enterprise-wide risk rating framework that is applied to all of our sovereign, bank, corporate and commercial counterparties. One key element of this framework is the assignment of appropriate borrower or counterparty risk ratings (BRRs). A suite of general and sector-specific risk rating models have been developed within each asset class to capture the key quantitative and qualitative risk

Material presented in a blue-tinted font above is an integral part of the 2015 annual consolidated financial statements (see page 86).

BMO Financial Group 198th Annual Report 2015	95

MANAGEMENT’S DISCUSSION AND ANALYSIS

factors associated with borrowers in different industries and portfolios. Risk ratings are assigned using the appropriate internal model. BRRs are assessed and assigned at the time of loan origination and reviewed at least annually. More frequent reviews are conducted for borrowers with higher risk ratings, borrowers that trigger a review through a rating change or that experience covenant breaches, and borrowers requiring or requesting changes to credit facilities. The assigned ratings are mapped to a PD over a one-year time horizon. As a borrower migrates between risk ratings, the PD associated with the borrower changes.

BMO employs a master scale with 14 BRRs above default, and PDs are assigned to each grade within an asset class to reflect the long-run average of one-year default rates. PD estimates are updated periodically based on internal default experience over a period of more than five years that covers at least one full economic cycle, supplemented by external benchmarking, as applicable.

BMO also assigns an LGD estimate to each separate facility provided to a borrower at the time of origination. LGD estimates are a measure of the potential economic loss that would be incurred for a facility if the borrower were to default during a period of economic distress. The LGD estimate provides an inverse measure of the protection against loss afforded by the assigned collateral, as applicable, and considers the supporting structural elements of the facility, including seniority, margin arrangements, and product and sectoral characteristics. LGD models have been developed for each asset class using internal data that covers a period of more than seven years, capturing a full economic cycle, and are supplemented by external data, when necessary.

As demonstrated in the table below, our internal risk rating system corresponds in a logical manner to those of external rating agencies.

Wholesale Borrower Risk Rating Scale

BMO rating	Description of risk	Moody’s Investors Service implied equivalent	Standard & Poor’s implied equivalent
Acceptable
I-1 to I-3	Undoubted to minimal	Aaa to Aa3	AAA to AA-
I-4 to I-5	Modest	A1 to Baa1	A+ to BBB+
I-6 to I-7	Average	Baa2 to Baa3	BBB to BBB-
S-1 to S-2	Acceptable	Ba1 to Ba2	BB+ to BB
S-3 to S-4	Marginal	Ba3 to B1	BB- to B+
Problem
P-1	Deteriorating	B2	B
P-2 to P-3	Watchlist	B3 to Ca	B- to CC
Default and impaired
T1, D-1 to D-4	Default/default and impaired	C	D

Credit Quality Information

Portfolio Review

Total enterprise-wide outstanding credit exposures were $623 billion at October 31, 2015, comprised of $358 billion in Canada, $236 billion in the United States and $29 billion in other jurisdictions. This represents an increase of $76 billion or 14% from the prior year.

BMO’s loan book continues to be well-diversified by industry and geographic region and, consistent with the prior year, the consumer portfolio represented the majority of loans. Gross loans and acceptances increased by $31 billion or 10% from the prior year (5% excluding the impact of the stronger U.S. dollar) to $336 billion at October 31, 2015. Excluding the impact of the stronger U.S. dollar, the geographic mix of our Canadian and U.S. portfolios was relatively consistent with the prior year, and represented 66.6% and 30.1% of total loans, respectively, compared with 70.0% and 26.3% in 2014. The consumer loan portfolio represented 53.4% of the total portfolio, a modest decrease from 56.8% in 2014. Approximately 88% of the Canadian consumer portfolio and 97% of the U.S. consumer portfolio is secured. Business and government loans represented 46.6% of the total portfolio, up from 43.2% in 2014, primarily due to the stronger U.S. dollar. Our loan portfolio is well-diversified by industry and we continue to proactively monitor industry sectors that we consider warrant closer attention, including Canadian consumer loans and U.S. and Canadian direct and indirect oil and gas exposures.

Further details on our loan book, including detailed breakdowns by industry and geographic region, can be found in Tables 7 to 15 on pages 124 to 130 and in Note 5 on page 151 of the financial statements. Details related to our credit exposures are discussed in Note 4 on page 148 of the financial statements.

Real Estate Secured Lending

Residential mortgage and home equity line of credit (HELOC) exposures continue to be of interest in the current environment. BMO regularly performs stress testing on its residential mortgage and HELOC portfolios to evaluate the potential effects of high-impact events. These stress tests incorporate scenarios ranging from moderately to severely adverse. The credit losses forecast in these tests vary with the severity of the scenario and are considered to be manageable.

Provision for Credit Losses (PCL)

Total PCL was $612 million in the current year, up 9% from $561 million in 2014. Detailed discussion of our PCL, including historical trends in PCL, is provided on page 42, in Table 15 on page 130 and in Note 4 on page 148 of the financial statements.

Gross Impaired Loans (GIL)

Total GIL decreased by $89 million or 4% from 2014 to $1,959 million in 2015, with the decrease being attributed to Canada. Excluding the impact of the stronger U.S. dollar, GIL were 13% lower. GIL as a percentage of gross loans and acceptances also decreased over the prior year from 0.67% in 2014 to 0.58% in 2015.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the year decreased from $2,142 million in 2014 to $1,921 million in 2015. On a geographic basis, the United States accounted for the majority of impaired loan formations, comprising 55.6% of total formations in 2015, compared with 56.8% in 2014. Further details on the breakdown of impaired loans by geographic region and industry can be found in Table 11 on page 126 and in Note 4 on page 148 of the financial statements.

Material presented in a blue-tinted font above is an integral part of the 2015 annual consolidated financial statements (see page 86).

96	BMO Financial Group 198th Annual Report 2015

Changes in Gross Impaired Loans and Acceptances (1)

(Canadian $ in millions, except as noted) For the year ended October 31	2015	2014	2013
GIL, beginning of year	2,048	2,544	2,976
Classified as impaired during the year	1,921	2,142	2,449
Transferred to not impaired during the year	(556)	(669)	(728)
Net repayments	(700)	(1,059)	(1,058)
Amounts written off	(704)	(801)	(939)
Recoveries of loans and advances previously written off	–	–	–
Disposals of loans	(252)	(220)	(343)
Foreign exchange and other movements	202	111	187
GIL, end of year	1,959	2,048	2,544
GIL as a % of gross loans and acceptances	0.58	0.67	0.91

(1)	GIL excludes purchased credit impaired loans.

Allowance for Credit Losses (ACL)

Across all loan portfolios, BMO employs a disciplined approach to provisioning and loan loss evaluation, with the prompt identification of problem loans being a key risk management objective. BMO maintains both specific and collective allowances for credit losses. Specific allowances reduce the aggregate carrying value of credit assets for which there is evidence of deterioration in credit quality. We also maintain a collective allowance in order to cover any impairment in the existing loan portfolio that cannot yet be associated with individually identified impaired loans. Our approach to establishing and maintaining the collective allowance is based on the requirements of IFRS, in conjunction with guidelines issued by our regulator, OSFI. Our collective allowance methodology groups loans on the basis of similar credit risk characteristics, and applies quantitative and qualitative factors to determine the appropriate level for the collective allowance. The quantitative component of the methodology measures long-run expected losses based on the PD, LGD and EAD risk parameters used to estimate risk-based capital. For commercial and corporate loans, key determinants of incurred but not identified losses include the underlying risk rating of the borrower, industry sector, credit product and amount and quality of collateral held. For consumer and small business loans, exposures are pooled based on similar risk characteristics and the levels of incurred but not identified losses are determined from the long-run default and historical loss experience of each pool. The qualitative component of the methodology reflects management’s judgment with respect to current and near-term macroeconomic and business conditions, portfolio-specific considerations, credit quality trends, changes in lending practices and model factors. We review the collective allowance on a quarterly basis.

BMO maintains the allowance for credit losses at a level that we consider adequate to absorb credit-related losses. As at October 31, 2015, our ACL was $2,052 million, comprised of specific allowances of $392 million and collective allowance of $1,660 million. This includes specific allowance of $35 million and collective allowance of $162 million related to undrawn commitments and letters of credit that are considered other credit instruments and recorded in other liabilities. Total ACL increased slightly year over year by $86 million, primarily due to the impact of the stronger U.S. dollar. Our coverage ratios are trending positively, with ACL as a percentage of GIL increasing year over year.

The collective allowance increased by $118 million from 2014 to $1,660 million in 2015 due to the impact of the stronger U.S. dollar. The collective allowance remains adequate and at year end represented 0.83% of credit risk-weighted assets, consistent with the prior year.

Factors contributing to the change in ACL are outlined in the table below. Further details on changes in ACL by country and portfolio can be found in Tables 12 and 13 on page 128 and in Note 4 on page 148 of the financial statements.

Changes in Allowance for Credit Losses (1)

(Canadian $ in millions, except as noted) For the year ended October 31	2015	2014	2013
Specific ACL, beginning of year	424	485	476
Specific PCL (charge to income statement)	612	561	597
Recoveries of amounts written off in previous years	456	624	772
Write-offs	(1,065)	(1,149)	(1,297)
Foreign exchange and other movements	(35)	(97)	(63)
Specific ACL, end of year	392	424	485
Collective ACL, beginning of year	1,542	1,485	1,460
Collective PCL (charge to income statement)	–	–	(10)
Foreign exchange and other movements	118	57	35
Collective ACL, end of year	1,660	1,542	1,485
Total ACL	2,052	1,966	1,970
Comprised of:
Loans	1,855	1,734	1,665
Specific allowance for other credit instruments	35	50	41
Collective allowance for other credit instruments	162	182	264
ACL as a % of GIL (2)	103.0	93.6	75.8

(1)	Includes allowances related to other credit instruments that are included in other liabilities.
(2)	Ratio excludes specific allowances for other credit instruments that are included in other liabilities.

BMO Financial Group 198th Annual Report 2015	97

MANAGEMENT’S DISCUSSION AND ANALYSIS

Select Geographic Exposures

BMO’s geographic exposures are subject to a country risk management framework that incorporates economic and political assessments and management of exposure within limits based on product, entity and the country of ultimate risk. We closely monitor our European exposure, and our risk management processes incorporate stress tests as appropriate to assess our potential risk. Our exposure to European countries, as at October 31, 2015, including Greece, Ireland, Italy, Portugal and Spain (GIIPS), is set out in the tables that follow.

The table below outlines total net portfolio exposures for funded lending, securities (inclusive of credit default swap (CDS) activity), repo-style transactions and derivatives. Funded lending is detailed by counterparty type, as well as by total commitments compared to the funded amount, in the table on page 99. There has been a reduction in our exposures since October 31, 2014.

European Exposure by Country and Counterparty (1)

(Canadian $ in millions) As at October 31, 2015	Funded lending (2)	Securities (3)(4)				Repo-style transactions and derivatives (5)(6)				Total net exposure
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
GIIPS
Greece	–	–	–	–	–	–	–	–	–	–
Ireland (7)	8	–	–	–	–	2	19	–	21	29
Italy	2	–	–	–	–	2	5	–	7	9
Portugal	–	–	–	–	–	–	–	–	–	–
Spain	63	–	–	–	–	4	–	–	4	67
Total – GIIPS	73	–	–	–	–	8	24	–	32	105
Eurozone (excluding GIIPS)
Germany	72	15	1	1,158	1,174	13	–	–	13	1,259
Netherlands	245	520	13	131	664	9	15	–	24	933
Finland	1	–	–	324	324	5	–	–	5	330
Other (8)	322	–	–	188	188	66	21	8	95	605
Total – Eurozone (excluding GIIPS)	640	535	14	1,801	2,350	93	36	8	137	3,127
Rest of Europe
Denmark	6	248	–	453	701	4	–	–	4	711
Norway	26	897	–	–	897	–	–	–	–	923
United Kingdom	387	70	49	324	443	713	8	1	722	1,552
Other (8)	104	2	–	169	171	19	8	–	27	302
Total – Rest of Europe	523	1,217	49	946	2,212	736	16	1	753	3,488
Total – All of Europe (9)	1,236	1,752	63	2,747	4,562	837	76	9	922	6,720

As at October 31, 2014	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)				Total net exposure
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
Total – GIIPS	129	–	–	–	–	55	7	–	62	191
Total – Eurozone (excluding GIIPS)	551	711	53	1,872	2,636	379	49	7	435	3,622
Total – Rest of Europe	1,162	2,254	44	537	2,835	714	14	2	730	4,727
Total – All of Europe (9)	1,842	2,965	97	2,409	5,471	1,148	70	9	1,227	8,540

(1)	BMO has the following indirect exposures to Europe as at October 31, 2015:
–	Collateral of €958 million to support trading activity in securities (€108 million from GIIPS) and €82 million of cash collateral held.
–	Guarantees of $1.3 billion ($17 million to GIIPS).
(2)	Funded lending includes loans (primarily trade finance).
(3)	Securities include cash products, insurance investments and traded credit.
(4)	BMO’s total net notional CDS exposure (embedded as part of the securities exposure in this table) to Europe was $153 million, with no net single-name* CDS exposure to GIIPS countries as at October 31, 2015 (*includes a net position of $119 million (bought protection) on a CDS Index, of which 20% is comprised of GIIPS domiciled entities).
(5)	Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($16 billion for Europe as at October 31, 2015).
(6)	Derivatives amounts are marked-to-market, incorporating transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.
(7)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $76 million as at October 31, 2015.
(8)	Includes countries with less than $300 million net exposure, with $25 million exposure to the Russian Federation as at October 31, 2015.
(9)	Of our total net direct exposure to Europe, approximately 93% was to counterparties in countries with a rating of Aaa/AAA from at least one of Moody’s and S&P.

98	BMO Financial Group 198th Annual Report 2015

European Lending Exposure by Country and Counterparty (9)

	Lending (2)
(Canadian $ in millions) Country	Funded lending as at October 31, 2015			As at October 31, 2015		As at October 31, 2014
	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded
GIIPS
Greece	–	–	–	–	–	–	–
Ireland (7)	–	8	–	27	8	103	8
Italy	2	–	–	2	2	69	69
Portugal	–	–	–	–	–	–	–
Spain	53	10	–	75	63	62	52
Total – GIIPS	55	18	–	104	73	234	129
Eurozone (excluding GIIPS)
Germany	17	54	1	79	72	99	85
Netherlands	30	215	–	346	245	559	239
Finland	1	–	–	1	1	–	–
Other (8)	182	140	–	622	322	517	227
Total – Eurozone (excluding GIIPS)	230	409	1	1,048	640	1,175	551
Rest of Europe
Denmark	6	–	–	6	6	12	12
Norway	26	–	–	26	26	15	15
United Kingdom	30	357	–	459	387	701	497
Other (8)	31	73	–	287	104	1,044	638
Total – Rest of Europe	93	430	–	778	523	1,772	1,162
Total – All of Europe (9)	378	857	1	1,930	1,236	3,181	1,842

Refer to footnotes in the table on page 98.

Derivative Transactions

The following table represents the notional amounts of our over-the-counter (OTC) derivative contracts, comprised of those which are centrally cleared and settled through a designated clearing house and those which are non-centrally cleared. The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet. The fair values of OTC derivative contracts are recorded in our Consolidated Balance Sheet.

Over-the-Counter Derivatives (1) (Notional amounts)

(Canadian $ in millions)	Non-centrally cleared		Centrally cleared		Total
As at October 31	2015	2014	2015	2014	2015	2014
Interest Rate Contracts
Swaps	690,375	814,178	2,269,412	1,861,499	2,959,787	2,675,677
Forward rate agreements	2,563	34,713	430,181	326,771	432,744	361,484
Purchased options	21,344	19,267	–	–	21,344	19,267
Written options	24,154	22,955	–	–	24,154	22,955
Total interest rate contracts	738,436	891,113	2,699,593	2,188,270	3,438,029	3,079,383
Foreign Exchange Contracts
Cross-currency swaps	76,083	51,616	–	–	76,083	51,616
Cross-currency interest rate swaps	339,467	279,119	–	–	339,467	279,119
Forward foreign exchange contracts	393,098	299,480	–	–	393,098	299,480
Purchased options	28,297	37,245	–	–	28,297	37,245
Written options	28,960	36,913	–	–	28,960	36,913
Total foreign exchange contracts	865,905	704,373	–	–	865,905	704,373
Commodity Contracts
Swaps	11,929	13,559	–	–	11,929	13,559
Purchased options	6,172	8,526	–	–	6,172	8,526
Written options	4,103	4,166	–	–	4,103	4,166
Total commodity contracts	22,204	26,251	–	–	22,204	26,251
Equity Contracts	47,114	48,702	–	–	47,114	48,702
Credit Default Swaps
Purchased	5,611	6,507	1,054	2,294	6,665	8,801
Written	9,385	10,232	–	1,751	9,385	11,983
Total credit default swaps	14,996	16,739	1,054	4,045	16,050	20,784
Total	1,688,655	1,687,178	2,700,647	2,192,315	4,389,302	3,879,493

(1)	Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 198th Annual Report 2015	99

MANAGEMENT’S DISCUSSION AND ANALYSIS

Market Risk

Market risk is the potential for adverse changes in the value of BMO’s assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book.

BMO incurs market risk in its trading and underwriting activities and structural banking activities. The magnitude and importance of these activities to the enterprise, along with the relative uncertainty of daily changes to market variables, require a strong and balanced market risk structure that incorporates appropriate and defensible governance, management and measurement.

Trading and Underwriting Market Risk Governance

As part of our enterprise-wide risk management framework, we apply comprehensive governance and management processes to our market risk-taking activities. The RRC has oversight of the management of market risk and approves the Market Risk Corporate Policy, along with limits governing market risk exposures. The RMC, which recommends the Market Risk Corporate Policy for approval, regularly reviews and discusses significant market risk issues and positions, and provides senior management oversight. These committees are informed of specific exposures or other factors that expose BMO to unusual, unexpected, inappropriate or otherwise not fully identified or quantified risks associated with market or traded credit exposures, as well as other relevant market risk issues. In addition, all individuals authorized to conduct trading and underwriting activities on behalf of BMO are appropriately notified of BMO’s risk-taking governance, authority structure, procedures and processes, are given access to and guidance on the relevant corporate policies and standards, and are expected to adhere to those standards.

Trading and Underwriting Market Risk Management

We have strong, independent risk oversight within a policy framework that mandates comprehensive controls for the management of market risk. We monitor an extensive range of risk metrics, including Value at Risk (VaR), Stressed Value at Risk (SVaR), stress and scenario tests, risk sensitivities and operational metrics. We apply a comprehensive set of limits to these metrics, with appropriate monitoring, reporting and escalation of limit breaches. Risk profiles of our trading and underwriting activities are maintained within our risk appetite, and are monitored and reported to traders, management, senior executives and Board committees. Further key controls include the independent valuation of financial assets and liabilities, as well as compliance with a model risk management framework to mitigate model risk.

BMO’s Market Risk group also provides oversight of structural market risk, which is managed by BMO’s Corporate Treasury group and described on page 103.

Valuation Product Control

Within the Market Risk group, the Valuation Product Control (VPC) group is responsible for the independent valuation of all trading and available-for-sale (AFS) portfolios within Capital Markets Trading Products and Corporate Treasury, to confirm that they are materially accurate by:

•	developing and maintaining valuation adjustment policies and procedures in accordance with regulatory requirements and IFRS;
•	establishing official rate sources for valuation of all portfolios; and
•	providing an independent review of portfolios where prices supplied by traders are used for valuation.

Trader valuations are reviewed to determine whether they align with an independent assessment of the market value of the related portfolio. If the valuation difference exceeds the prescribed tolerance threshold, a valuation adjustment is recorded in accordance with our accounting policy and regulatory requirements. Prior to the final month-end general ledger close, the Valuation Operating Committee, comprised of key stakeholders from the lines of business, Market Risk, Capital Markets Finance, Treasury and the Chief Accountant’s Group, reviews all valuation adjustments that are proposed by the VPC group.

The Valuation Steering Committee is BMO’s senior management valuation committee. It meets at least monthly to address the more challenging material valuation issues related to BMO’s portfolios, approves valuation methodology changes and acts as a key forum for discussing positions categorized as Level 3 for financial reporting purposes and their inherent uncertainty.

At a minimum, the following are considered when determining appropriate valuation adjustments: credit valuation adjustments, closeout costs, uncertainty, funding valuation adjustments, and liquidity and model risk. Also, a fair value hierarchy is used to categorize the inputs used in the valuation of securities, liabilities, derivative assets and derivative liabilities. Level 1 inputs consist of quoted market prices, Level 2 inputs consist of results from models that use observable market information and Level 3 inputs consist of results from models for which observable market information is not available. Details of Level 1, Level 2 and Level 3 fair value measurements can be found in Note 18 on page 172 of the financial statements.

Trading and Underwriting Market Risk Measurement

To capture the multi-dimensional aspects of market risk effectively, a number of metrics are used, including VaR, SVaR, stress testing, sensitivities, position concentrations, market and notional values and revenue losses.

Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities. This measure calculates the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a specified holding period.

Stressed Value at Risk (SVaR) is measured for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities, where model inputs are calibrated to historical data from a period of significant financial stress. This measure calculates the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a specified holding period.

Material presented in a blue-tinted font above is an integral part of the 2015 annual consolidated financial statements (see page 86).

100	BMO Financial Group 198th Annual Report 2015

Although it is a valuable indicator of risk, VaR should always be viewed in the context of its limitations. Among the limitations of VaR is the assumption that all positions can be liquidated within the assigned one-day holding period (ten-day holding period for regulatory calculations), which may not be the case in illiquid market conditions, and that historical data can be used as a proxy to predict future market events. Generally, market liquidity horizons are reviewed for suitability and updated where appropriate for relevant risk metrics. Scenario analysis and probabilistic stress testing are performed daily to determine the potential impact of unusual and/or unexpected market changes on our portfolios. As well, historical and event stresses are tested on a weekly basis, including tests of scenarios such as the stock market crash of 1987 and the collapse of Lehman Brothers in 2008. Ad hoc analyses are run to examine our sensitivity to low-frequency, high-severity hypothetical scenarios. Scenarios are amended, added or removed to better reflect changes in underlying market conditions. The results are reported to the lines of business, the RMC and the RRC on a regular basis. Stress testing is limited by the fact that not all downside scenarios can be predicted and effectively modelled. Neither VaR nor stress testing should be viewed as a definitive predictor of the maximum amount of losses that could occur in any one day, because these measures are based on models and estimates (such as confidence levels) and their results could be exceeded in highly volatile market conditions. On a daily basis, exposures are aggregated by lines of business and risk type and monitored against delegated limit levels, and the results are reported to the appropriate stakeholders. BMO has a robust governance process in place to ensure adherence to delegated market risk limits. Amounts exceeding those limits are reported to senior management on a timely basis for resolution and appropriate action.

In addition, we measure the market risk for trading and underwriting portfolios that meet regulatory criteria for trading book capital treatment using the Internal Models Approach. For trading and underwriting portfolios covered by the Internal Models Approach, VaR is computed using BMO’s Trading Book VaR model. This is a Monte Carlo scenario simulation model, and its results are used for market risk management and reporting of exposures. The model computes one-day VaR results using a 99% confidence level, and those results reflect the historic correlations between the different classes of market risk factors.

We use a variety of methods to verify the integrity of our risk models, including the application of back-testing against hypothetical losses. This process assumes there are no changes in the previous day’s closing positions and then isolates the effects of each day’s price movements against those closing positions. Models are validated by assessing how often the calculated hypothetical losses exceed the VaR measure over a defined period. This testing result is in line with defined regulatory expectations, and its results confirm the reliability of our models. The volatility data and correlations that underpin our models are updated monthly, so that VaR measures reflect current conditions.

Our models are used to determine market risk Economic Capital for each of our lines of business and to determine regulatory capital. For capital calculation purposes, the longer holding periods and/or higher confidence levels that are used are not the same as those employed in day-to-day risk management. Under the Model Risk Corporate Policy, models are subject to review by our Model Validation group prior to use. The Model Risk Corporate Policy outlines minimum requirements for the identification, assessment, monitoring and management of models and model risk across the enterprise, and is described on page 112.

Total Trading VaR increased year over year from client facilitation activities, the recent impact of more volatile historical data used for VaR calculation and changes in market rates. Average Trading VaR is up moderately year over year. Beginning in the fourth quarter, market risk associated with changes in the fair value of non-derivative liabilities attributable to fluctuations in our credit risk is no longer reflected in our VaR calculation to better reflect our associated net risk position, resulting in a drop in Credit VaR and SVaR. Total Trading SVaR reduced moderately year over year, with reductions in Credit SVaR offset by reduced diversification.

Total Trading Value at Risk (VaR) Summary (1)

As at or for the year ended October 31 (pre-tax Canadian $ equivalent in millions)	2015				2014
	Year-end	Average	High	Low	Year-end
Commodity VaR	(0.4)	(0.5)	(1.4)	(0.3)	(0.5)
Equity VaR	(6.9)	(6.3)	(15.8)	(3.3)	(3.2)
Foreign exchange VaR	(2.6)	(1.6)	(4.8)	(0.4)	(0.5)
Interest rate VaR	(10.5)	(6.6)	(11.6)	(3.3)	(5.8)
Credit VaR	(2.7)	(5.7)	(8.2)	(1.8)	(5.5)
Diversification	9.8	9.7	nm	nm	7.4
Total Trading VaR	(13.3)	(11.0)	(17.7)	(6.9)	(8.1)

Total Trading Stressed Value at Risk (SVaR) Summary (1)(2)

As at or for the year ended October 31 (pre-tax Canadian $ equivalent in millions)	2015				2014
	Year-end	Average	High	Low	Year-end
Commodity SVaR	(0.7)	(1.0)	(1.8)	(0.5)	(3.2)
Equity SVaR	(17.6)	(12.4)	(22.4)	(7.2)	(14.0)
Foreign exchange SVaR	(2.2)	(3.0)	(8.4)	(0.8)	(0.7)
Interest rate SVaR	(10.4)	(10.9)	(15.7)	(7.9)	(11.2)
Credit SVaR	(5.2)	(16.0)	(24.5)	(4.7)	(13.6)
Diversification	15.0	21.0	nm	nm	20.6
Total Trading SVaR	(21.1)	(22.3)	(29.3)	(17.4)	(22.1)

(1)	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
(2)	Stressed VaR is produced weekly.
nm	– not meaningful

Material presented in a blue-tinted font above is an integral part of the 2015 annual consolidated financial statements (see page 86).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Trading Net Revenue

The charts below present daily net revenue plotted against total trading VaR, along with a representation of daily net revenue distribution. During the current year, the largest loss occurred on June 30, and was the result of normal trading activity and valuation adjustments. The largest gain occurred on February 27, and was primarily due to normal trading and underwriting activity.

Material presented in a blue-tinted font above is an integral part of the 2015 annual consolidated financial statements (see page 86).

102	BMO Financial Group 198th Annual Report 2015

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to either traded risk or non-traded risk measurement techniques.

	As at October 31, 2015				As at October 31, 2014
		Subject to market risk				Subject to market risk
(Canadian $ in millions)	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)	Not subject to market risk	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)	Not subject to market risk	Main risk factors for non-traded risk balances
Assets Subject to Market Risk
Cash and cash equivalents	40,295	–	40,295	–	28,386	–	28,386	–	Interest rate
Interest bearing deposits with banks	7,382	1,212	6,170	–	6,110	930	5,180	–	Interest rate
Securities
Trading	72,460	65,066	7,394	–	85,022	78,997	6,025	–	Interest rate, credit spread
Available-for-sale	48,006	–	48,006	–	46,966	–	46,966	–	Interest rate, credit spread
Held-to-maturity	9,432	–	9,432	–	10,344	–	10,344	–	Interest rate
Other	1,020	–	1,020	–	987	–	987	–	Equity
Securities borrowed or purchased under resale agreements	68,066	–	68,066	–	53,555	–	53,555	–	Interest rate
Loans and acceptances (net of allowance for credit losses)	334,024	–	334,024	–	303,038	–	303,038	–	Interest rate, foreign exchange
Derivative instruments	38,238	35,924	2,314	–	32,655	31,627	1,028	–	Interest rate, foreign exchange
Other assets	22,958	–	8,195	14,763	21,596	–	7,787	13,809	Interest rate
Total Assets	641,881	102,202	524,916	14,763	588,659	111,554	463,296	13,809
Liabilities Subject to Market Risk
Deposits	438,169	9,429	428,740	–	393,088	7,639	385,449	–	Interest rate, foreign exchange
Derivative instruments	42,639	39,907	2,732	–	33,657	32,312	1,345	–	Interest rate, foreign exchange
Acceptances	11,307	–	11,307	–	10,878	–	10,878	–	Interest rate
Securities sold but not yet purchased	21,226	21,226	–	–	27,348	27,348	–	–	Interest rate
Securities lent or sold under repurchase agreements	39,891	–	39,891	–	39,695	–	39,695	–	Interest rate
Other liabilities	44,320	–	44,218	102	43,676	–	43,263	413	Interest rate
Subordinated debt	4,416	–	4,416	–	4,913	–	4,913	–	Interest rate
Total Liabilities	601,968	70,562	531,304	102	553,255	67,299	485,543	413

(1)	Primarily comprised of BMO’s balance sheet items that are subject to the trading and underwriting risk management framework and fair valued through profit or loss.
(2)	Primarily comprised of BMO’s balance sheet items that are subject to the structural balance sheet and insurance risk management framework, or are available-for-sale securities.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Structural (Non-Trading) Market Risk

Structural market risk is comprised of interest rate risk arising from our banking activities (loans and deposits) and foreign exchange risk arising from our foreign currency operations.

Structural Market Risk Governance

The RRC has oversight of the management of structural market risk, annually approves the structural market risk strategy and limits, and regularly reviews structural market risk positions. The RMC and Balance Sheet and Capital Management Committee (BSCMC) regularly review structural market risk positions and provide senior management oversight.

In addition to Board-approved limits on earnings and economic value exposure, more granular management limits are in place to guide day-to-day management of this risk. BMO’s Corporate Treasury group is responsible for the ongoing management of structural market risk across the enterprise, with independent oversight provided by the Market Risk group.

Structural Market Risk Measurement

Interest Rate Risk

Structural interest rate risk arises when changes in interest rates affect the cash flows, earnings and values of assets and liabilities from our banking activities. The objective of structural interest rate risk management is to maintain high-quality earnings and maximize sustainable product spreads.

Structural interest rate risk is primarily comprised of interest rate mismatch risk and product embedded option risk.

Interest rate mismatch risk arises when there are differences in the scheduled maturities, repricing dates or reference rates of assets, liabilities and derivatives. The net interest rate mismatch, representing residual assets funded by common shareholders’ equity, is managed to a target profile through interest rate swaps and securities.

Product embedded option risk arises when product features allow customers to alter cash flows, such as scheduled maturity or repricing dates, usually in response to changes in market conditions. Product embedded options include loan prepayments, deposit redemption privileges and committed rates on unadvanced mortgages. Product embedded options are generally managed to low risk levels through a dynamic hedging process or with purchased options.

Material presented in a blue-tinted font above is an integral part of the 2015 annual consolidated financial statements (see page 86).

BMO Financial Group 198th Annual Report 2015	103

MANAGEMENT’S DISCUSSION AND ANALYSIS

Structural interest rate risk is measured using simulations, earnings sensitivity and economic value sensitivity analysis, stress testing and gap analysis, in addition to other traditional risk metrics.

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month after-tax net income of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements.

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements.

The models used to measure structural interest rate risk project changes in interest rates and predict how customers would likely react to these changes. For customer loans and deposits with scheduled maturity and repricing dates (such as mortgages and term deposits), our models measure the extent to which customers are likely to use embedded options to alter those scheduled terms. For customer loans and deposits without scheduled maturity and repricing dates (such as credit card loans and chequing accounts), we measure our exposure using models that adjust for elasticity in product pricing and reflect historical and forecasted trends in balances. Structural market risk models by their nature have inherent uncertainty as they reflect potential anticipated pricing and customer behaviours which may differ from actual experience. The models have been developed using statistical analysis and are validated and periodically updated through regular model vetting, back-testing processes and ongoing dialogue with the lines of business. Models developed to predict customer behaviour are also used in support of product pricing.

Structural interest rate earnings and economic value sensitivity to an immediate parallel increase or decrease of 100 and 200 basis points in the yield curve are disclosed in the following table. The interest rate gap position is disclosed in Note 20 on page 180 of the financial statements.

During the year, we updated our approach to quantify the potential impact of changing interest rates on structural earnings and value sensitivities. The new approach reflects a more refined estimate of expected deposit pricing as interest rates change. There were no other significant changes in our structural market risk management framework during the year.

Structural economic value sensitivity to rising rates primarily reflects a lower market value for fixed-rate loans. Structural economic value sensitivity to falling rates primarily reflects the reduced ability to price deposits lower in the low-rate environment. Structural earnings exposure to falling interest rates primarily reflects the risk of fixed and floating rate loans repricing at lower rates and the more limited ability to reduce deposit pricing as rates fall. The asset-liability profile at the end of the year resulted in a structural earnings benefit from interest rate increases and structural earnings exposure to interest rate decreases. The realized earnings impact may differ from that shown depending on a number of factors, including customer and competitor actions and the pace at which interest rates change.

Structural Balance Sheet Interest Rate Sensitivity (1) (2) (3) (4) (5)

	As at October 31, 2015		As at October 31, 2014
(Canadian $ in millions)	Economic value sensitivity (Pre-tax)	Earnings sensitivity over the next 12 months (After tax)	Economic value sensitivity (Pre-tax)	Earnings sensitivity over the next 12 months (After tax)
100 basis point increase	(647.6)	143.5	(715.1)	64.7
100 basis point decrease	107.3	(62.0)	405.2	(62.6)
200 basis point increase	(1,722.3)	185.4	(1,579.4)	85.8
200 basis point decrease	(288.5)	(87.8)	320.5	(68.1)

(1)	We enhanced our approach to quantify the potential impact of changing interest rates on structural earnings and value sensitivities in 2015. Positions as at October 31, 2014 have not been restated to the new approach.
(2)	Earnings and value sensitivities to falling interest rates assume Canadian and U.S. central banks do not decrease overnight interest rates below nil. The scenarios with decreasing interest rates therefore limit the decrease in Canadian and U.S. short-term interest rates to 50 basis points (100 basis points in 2014) and 25 basis points, respectively, for shorter terms in 2015 and 2014. Longer-term interest rates do not decrease below the assumed level of short-term interest rates.
(3)	Certain non-trading AFS holdings are managed under the bank’s trading risk framework.
(4)	Losses are in brackets and benefits are presented as positive numbers.
(5)	For BMO’s Insurance businesses, a 100 basis point increase in interest rates at October 31, 2015, results in an increase in earnings after tax of $66 million and an increase in economic value before tax of $511 million ($71 million and $385 million, respectively, at October 31, 2014). A 100 basis point decrease in interest rates at October 31, 2015, results in a decrease in earnings after tax of $63 million and a decrease in economic value before tax of $414 million ($63 million and $414 million, respectively, at October 31, 2014). These impacts are not reflected in the table above.

Foreign Exchange Risk

Structural foreign exchange risk arises primarily from translation risk related to the net investment in our U.S. operations and from transaction risk associated with our U.S.-dollar-denominated net income.

Translation risk represents the impact that changes in foreign exchange rates can have on BMO’s reported shareholders’ equity and capital ratios. When the Canadian dollar appreciates relative to the U.S. dollar, unrealized translation losses on our net investment in foreign operations, net of related book value hedging activities, are reported in other comprehensive income in shareholders’ equity. In addition, the Canadian dollar equivalent of U.S.-dollar-denominated risk-weighted assets and regulatory capital deductions decreases. The reverse is true when the Canadian dollar depreciates relative to the U.S. dollar. Consequently, we may adjust the hedge of our net investment in foreign operations such that translation risk is not expected to materially impact our capital ratios.

Transaction risk represents the impact that fluctuations in the Canadian/U.S. dollar exchange rate may have on the Canadian dollar equivalent of BMO’s U.S.-dollar-denominated results. Exchange rate fluctuations will affect future results measured in Canadian dollars and the impact on those results is a function of the periods during which revenues, expenses and provisions for credit losses arise. Hedging positions may be taken to partially offset the pre-tax effects of Canadian/U.S. dollar exchange rate fluctuations. If future results are consistent with results in 2015, each one cent increase (decrease) in the Canadian/U.S. dollar exchange rate would be expected to increase (decrease) adjusted net income before income taxes for the year by $10 million, in the absence of hedging transactions. Refer to the Foreign Exchange section on page 37 for a more complete discussion of the effects of changes in exchange rates on the bank’s results.

Material presented in a blue-tinted font above is an integral part of the 2015 annual consolidated financial statements (see page 86).

104	BMO Financial Group 198th Annual Report 2015

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

Managing liquidity and funding risk is essential to maintaining the safety and soundness of the enterprise, depositor confidence and earnings stability. It is BMO’s policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress.

Liquidity and Funding Risk Governance

The RRC has oversight of the management of liquidity and funding risk, annually approves applicable policies, limits and the contingency plan, and regularly reviews liquidity and funding positions. BMO’s Corporate Treasury group recommends the Liquidity and Funding Risk Management Framework and the related risk appetite, limits and guidelines, monitors compliance with policy requirements and assesses the impact of market events on liquidity requirements on an ongoing basis. The RMC and BSCMC provide senior management oversight and also review and discuss significant liquidity and funding policies, issues and action items that arise in the pursuit of our strategic priorities.

The Corporate Treasury group and the operating groups are responsible for the ongoing management of liquidity and funding risk across the enterprise. Enterprise Market Risk Management provides oversight, independent risk assessment and effective challenge of liquidity and funding management across the organization.

Liquidity and Funding Risk Management

BMO’s Liquidity and Funding Risk Management Framework is defined and authorized under Board-approved corporate policies and management-approved standards. These policies and standards outline key management principles, liquidity and funding metrics and related limits and guidelines, as well as roles and responsibilities for the management of liquidity and funding risk across the enterprise.

BMO has robust limits and guidelines in place in order to manage liquidity and funding risk. Limits establish the enterprise-level risk appetite for our key Net Liquidity Position (NLP) measure, secured and unsecured funding appetite, for both trading and structural activities, and risk appetite for enterprise pledging activity. Guidelines establish the tolerance for concentrations of maturities, requirements for diversifying counterparty liabilities and limits for business pledging activity. Guidelines have also been established for the size and type of uncommitted and committed credit and liquidity facilities that may be outstanding in order to ensure liquidity and funding risk is appropriately managed. An enterprise-wide contingency plan that will facilitate effective management in the event of a disruption is also in place. Early warning indicators identified in the contingency plan are regularly monitored to identify early signs of growing liquidity risk in the market or risks specific to BMO.

BMO subsidiaries include regulated and foreign legal entities and branches, and as a result, movements of funds between companies in the corporate group are subject to, among other things, the liquidity, funding and capital adequacy requirements of the subsidiaries. As such, liquidity and funding positions are managed on both a consolidated and key legal entity basis. Liquidity and funding risk management policies and limits are in place for key legal entities which are informed by the legal and regulatory requirements that apply to each entity, and positions are regularly reviewed at the legal entity level to ensure compliance with applicable requirements.

BMO employs fund transfer pricing and liquidity transfer pricing practices in order to ensure the appropriate economic signals for the pricing of products for customers are provided to the lines of business and to assess the performance of each business. These practices capture both the cost of funding assets and the value of deposits under normal operating conditions, as well as the cost of supplemental liquid assets held to support contingent liquidity requirements.

Liquidity and Funding Risk Measurement

A key component of liquidity risk management is the measurement of liquidity risk under stress. BMO uses the NLP as a key measure of liquidity risk. The NLP represents the amount by which liquid assets exceed potential funding needs under a severe combined enterprise-specific and systemic stress scenario. Potential funding needs may arise from obligations to repay retail, commercial and wholesale deposits that are withdrawn or not renewed, fund drawdowns on available credit and liquidity lines, or the requirement to pledge collateral due to ratings downgrades or as a result of market volatility, as well as the continuing need to fund assets and strategic investments. Potential funding needs are quantified by applying factors to various business activities based on management’s view of the relative liquidity risk of each activity. These factors vary by depositor classification (e.g., retail, small business, non-financial corporate or wholesale counterparties) and deposit type (e.g., insured, uninsured, operational or non-operational deposits), as well as by commitment type (e.g., uncommitted or committed credit or liquidity facilities by counterparty type). The stress scenario also considers the time horizon over which liquid assets can be monetized and the related haircuts that may occur as a result of market stress. These funding needs are assessed under severe systemic and enterprise-specific stress scenarios and a combination thereof. BMO focuses on maintaining a Net Liquidity Position sufficient to withstand each scenario.

Stress testing results are compared against BMO’s stated risk tolerance and are considered in management decisions on setting limits or guidelines and internal liquidity transfer pricing, and they also help to shape the design of business plans and contingency plans. The Liquidity and Funding Risk Management Framework is also integrated with enterprise-wide stress testing.

In addition to the NLP, we regularly monitor positions against the limits and guidelines noted in the Liquidity and Funding Risk Management section above. This includes required regulatory metrics such as the Liquidity Coverage Ratio (LCR) and Net Cumulative Cash Flow (NCCF).

Unencumbered Liquid Assets

Unencumbered liquid assets include high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. Liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. The amounts of liquidity recognized for different

Material presented in a blue-tinted font above is an integral part of the 2015 annual consolidated financial statements (see page 86).

BMO Financial Group 198th Annual Report 2015	105

MANAGEMENT’S DISCUSSION AND ANALYSIS

asset classes under our management framework are subject to haircuts reflecting management’s view of the liquidity value of those assets in a stress scenario. Liquid assets in the trading businesses include cash on deposit with central banks and short-term deposits with other financial institutions, highly-rated debt and equity securities and short-term reverse repurchase agreements. Supplemental liquidity pool assets are predominantly comprised of cash on deposit with central banks and securities and short-term reverse repurchase agreements of highly-rated Canadian federal and provincial and U.S. federal government and agency debt. Substantially all supplemental liquidity pool assets meet the definition of liquid assets under Basel III. Approximately 75% of the supplemental liquidity pool is held at the parent bank level in Canadian- and U.S.-dollar-denominated assets, with the majority of the remaining supplemental liquidity pool held at BMO Harris Bank in U.S.-dollar-denominated assets. The size of the supplemental liquidity pool is highly integrated with our measurement of liquidity risk, as its size is calibrated to meet the potential funding needs, outside of our trading businesses, in the parent bank and BMO Harris Bank and to meet BMO’s target NLP for each entity. To meet local regulatory requirements, certain of our legal entities maintain their own minimum liquidity positions. There may be legal and regulatory restrictions on our ability to use liquid assets held in one legal entity to support the liquidity requirements of another legal entity.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral for trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $188.5 billion at October 31, 2015, compared with $171.0 billion at October 31, 2014. The increase in unencumbered liquid assets was primarily due to the impact of the stronger U.S. dollar. Net unencumbered liquid assets are primarily held at the parent bank level, at our U.S. legal entity BMO Harris Bank, and in our Canadian and international broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities. We do not consider central bank facilities to be a source of available liquidity when assessing BMO’s liquidity position.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. As part of the Liquidity and Funding Risk Management Framework, a Pledging of Assets Corporate Policy is in place that sets out the framework and pledging limits for financial and non-financial assets.

BMO’s total encumbered assets and unencumbered liquid assets are summarized in the table below. See Note 26 on page 192 of the financial statements for further information on pledged assets.

Liquid Assets

	As at October 31, 2015					As at October 31, 2014
(Canadian $ in millions)	Carrying value/on- balance sheet assets (1)	Other cash and securities received	Total gross assets (2)	Encumbered assets	Net unencumbered assets (3)	Net unencumbered assets (3)
Cash and cash equivalents	40,295	–	40,295	2,232	38,063	26,749
Deposits with other banks	7,382	–	7,382	–	7,382	6,110
Securities and securities borrowed or purchased under resale agreements
Sovereigns / Central banks / Multilateral development banks	103,793	15,742	119,535	70,962	48,573	41,770
Mortgage-backed securities and collateralized mortgage obligations	19,371	1,179	20,550	2,194	18,356	16,046
Corporate debt	17,584	6,332	23,916	1,472	22,444	24,026
Corporate equity	58,236	17,897	76,133	40,733	35,400	41,600
Total securities and securities borrowed or purchased under resale agreements	198,984	41,150	240,134	115,361	124,773	123,442
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	21,834	–	21,834	3,589	18,245	14,680
Total liquid assets	268,495	41,150	309,645	121,182	188,463	170,981
Other eligible assets at central banks (not included above) (5)	110,703	–	110,703	764	109,939	108,804
Undrawn credit lines granted by central banks	–	–	–	–	–	–
Total liquid assets and other sources	379,198	41,150	420,348	121,946	298,402	279,785

(1)	The carrying values outlined in this table are consistent with the carrying values in BMO’s balance sheet as at October 31, 2015.
(2)	Gross assets include on-balance sheet and off-balance sheet assets.
(3)	Net unencumbered liquid assets are defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less encumbered assets.
(4)	Under IFRS, NHA mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s liquidity and funding management framework. This amount is shown as a separate line item, NHA mortgage-backed securities.
(5)	Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances.

Material presented in a blue-tinted font above is an integral part of the 2015 annual consolidated financial statements (see page 86).

106	BMO Financial Group 198th Annual Report 2015

Asset Encumbrance

	Total gross assets (1)	Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at October 31, 2015		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	47,677	–	2,232	397	45,048
Securities (5)	261,968	94,367	24,583	8,302	134,716
Loans and acceptances	312,190	43,928	1,594	156,729	109,939
Other assets
Derivative instruments	38,238	–	–	38,238	–
Premises and equipment	2,285	–	–	2,285	–
Goodwill	6,069	–	–	6,069	–
Intangible assets	2,208	–	–	2,208	–
Current tax assets	561	–	–	561	–
Deferred tax assets	3,162	–	–	3,162	–
Other assets	8,673	–	–	8,673	–
Total other assets	61,196	–	–	61,196	–
Total assets	683,031	138,295	28,409	226,624	289,703

	Total gross assets (1)	Encumbered (2)		Net unencumbered
As at October 31, 2014		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	34,496	–	1,637	417	32,442
Securities (5)	253,961	85,374	30,465	7,939	130,183
Loans and acceptances	285,186	37,060	2,722	136,600	108,804
Other assets
Derivative instruments	32,655	–	–	32,655	–
Premises and equipment	2,276	–	–	2,276	–
Goodwill	5,353	–	–	5,353	–
Intangible assets	2,052	–	–	2,052	–
Current tax assets	665	–	–	665	–
Deferred tax assets	3,019	–	–	3,019	–
Other assets	8,231	–	–	8,231	–
Total other assets	54,251	–	–	54,251	–
Total assets	627,894	122,434	34,824	199,207	271,429

(1)	Gross assets include on-balance sheet and off-balance sheet assets.
(2)	Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities received that is pledged through repurchase agreements, securities lent, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets which are restricted from use for legal or other reasons, such as restricted cash and short sales.
(3)	Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $8.7 billion as at October 31, 2015, which include securities held in BMO’s insurance subsidiary and credit protection vehicle, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.
(4)	Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and FHLB advances.
(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

BMO’s LCR is summarized in the table on the following page. The average month-end LCR for the quarter ended October 31, 2015 of 130% is calculated as the ratio of the stock of High-Quality Liquid Assets (HQLA) to total net stressed cash outflows over the next 30 calendar days. The average LCR ratio is up from 128% from last quarter mainly due to the increase in HQLA. While banks are required to maintain an LCR greater than 100% in normal conditions, banks are also expected to be able to utilize their HQLA in a period of stress, which may result in an LCR below 100% during that period. BMO’s HQLA are primarily comprised of cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. OSFI prescribed weights are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of the bank’s liquid assets or the funding alternatives that may be pursued in a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table on page 106.

Material presented in a blue-tinted font above is an integral part of the 2015 annual consolidated financial statements (see page 86).

BMO Financial Group 198th Annual Report 2015	107

MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity Coverage Ratio

	For the quarter ended October 31, 2015		For the quarter ended July 31, 2015
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)	Total weighted value (average) (2) (3)
High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	134.6	125.8
Cash Outflows
Retail deposits and deposits from small business customers, of which:	142.2	8.3	8.0
Stable deposits	85.7	2.6	2.5
Less stable deposits	56.5	5.7	5.5
Unsecured wholesale funding, of which:	138.0	78.0	79.3
Operational deposits (all counterparties) and deposits in networks of cooperative banks	59.9	14.9	14.2
Non-operational deposits (all counterparties)	48.1	33.1	32.7
Unsecured debt	30.0	30.0	32.4
Secured wholesale funding	*	9.5	8.7
Additional requirements, of which:	118.5	23.9	22.0
Outflows related to derivatives exposures and other collateral requirements	16.7	5.8	5.1
Outflows related to loss of funding on debt products	3.1	3.1	3.1
Credit and liquidity facilities	98.7	15.0	13.8
Other contractual funding obligations	0.9	–	–
Other contingent funding obligations	253.1	5.4	5.1
Total cash outflows	*	125.1	123.1
Cash Inflows
Secured lending (e.g. reverse repos)	93.1	11.9	12.5
Inflows from fully performing exposures	7.7	5.6	7.4
Other cash inflows	4.0	4.0	4.8
Total cash inflows	104.8	21.5	24.7

		Total adjusted value (4)	Total adjusted value (4)
Total HQLA		134.6	125.8
Total net cash outflows		103.6	98.4
Liquidity Coverage Ratio (%)		130	128

* Disclosure is not required under the LCR disclosure standard.

(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Average calculated based on month-end values during the quarter.
(3)	Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must be longer term (typically maturing in two to ten years) to better match the term to maturity of these assets. Wholesale secured and unsecured funding for liquid trading assets is generally shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different time periods. Supplemental liquidity pools are funded with a mix of wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $261.9 billion at the end of the year, up from $238.7 billion in 2014, primarily due to the impact of the stronger U.S. dollar and deposit growth. BMO also receives deposits to facilitate certain trading activities, receives non-marketable deposits from corporate and institutional customers and issues structured notes primarily to retail investors. These deposits and notes totalled $45.6 billion as at October 31, 2015.

Total wholesale funding outstanding, largely consisting of negotiable marketable securities, was $159.5 billion at October 31, 2015, with $42.4 billion sourced as secured funding and $117.1 billion sourced as unsecured funding. Wholesale funding outstanding increased from $143.8 billion at October 31, 2014, primarily due to the impact of the stronger U.S. dollar. The mix and maturities of BMO’s wholesale term funding are outlined in the table below. Additional information on deposit maturities can be found in Note 30 on page 198 of the financial statements. BMO maintains a sizeable portfolio of unencumbered liquid assets, totalling $188.5 billion as at October 31, 2015, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section above.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian and U.S. Medium-Term Note Programs, Canadian and U.S. mortgage securitizations, Canadian credit card securitizations, covered bonds and Canadian and U.S. senior (unsecured) deposits.

Material presented in a blue-tinted font above is an integral part of the 2015 annual consolidated financial statements (see page 86).

108	BMO Financial Group 198th Annual Report 2015

BMO’s wholesale funding plan ensures sufficient funding capacity is available to execute business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning process, and assesses funding needs against available potential funding sources. The funding plan is reviewed annually by the RRC and is regularly updated during the year to incorporate actual results and updated forecast information.

Wholesale Funding Maturities (1)

(Canadian $ in millions) As at October 31, 2015	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total
Deposits from banks	415	576	917	819	2,727	975	–	3,702
Certificates of deposit and commercial paper	5,753	29,143	17,349	5,547	57,792	360	–	58,152
Bearer deposit notes	249	1,637	901	115	2,902	–	–	2,902
Asset-backed commercial paper (ABCP)	1,406	1,829	2,131	–	5,366	–	–	5,366
Senior unsecured medium-term notes	1,308	2,131	1,212	8,195	12,846	10,636	20,210	43,692
Senior unsecured structured notes (2)	17	476	30	199	722	153	2,115	2,990
Covered bonds and securitizations
Mortgage securitizations	–	789	–	1,321	2,110	2,781	12,197	17,088
Covered bonds	–	1,961	–	–	1,961	2,615	8,038	12,614
Credit card securitizations	–	–	437	1,538	1,975	1,135	1,101	4,211
Subordinated debt (3)	–	–	–	–	–	602	5,050	5,652
Other (4)	–	–	–	–	–	1,308	1,798	3,106
Total	9,148	38,542	22,977	17,734	88,401	20,565	50,509	159,475
Of which:
Secured	1,406	4,579	2,568	2,859	11,412	7,839	23,134	42,385
Unsecured	7,742	33,963	20,409	14,875	76,989	12,726	27,375	117,090
Total (5)	9,148	38,542	22,977	17,734	88,401	20,565	50,509	159,475

(1)	Wholesale unsecured funding refers to funding through the issuance of marketable, negotiable instruments. Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table in Note 30 on page 198 of the financial statements, and excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(2)	Primarily issued to institutional investors.
(3)	Includes certain subordinated debt instruments reported as deposits or other liabilities for accounting purposes. Subordinated debt is reported in this table in accordance with recommended Enhanced Disclosure Task Force disclosures.
(4)	Refers to Federal Home Loan Banks advances.
(5)	Total wholesale funding consists of Canadian-dollar-denominated funding of $47.5 billion and U.S.-dollar and other foreign-denominated funding of $112 billion as at October 31, 2015.

Material presented in a blue-tinted font above is an integral part of the 2015 annual consolidated financial statements (see page 86).

BMO Financial Group 198th Annual Report 2015	109

MANAGEMENT’S DISCUSSION AND ANALYSIS

Regulatory Developments

OSFI’s Liquidity Adequacy Requirements Guideline outlines the approach and methodology for a number of liquidity metrics and tools used to monitor and assess the adequacy of Canadian banks’ liquidity, including the LCR, NCCF and others. The LCR and NCCF were implemented in January 2015. The Net Stable Funding Ratio (NSFR) was finalized by the Basel Committee on Banking Supervision in 2015 and is expected to come into force on January 1, 2018.

As mentioned on page 71 in the Enterprise-Wide Capital Management section, in August 2014, Canada’s Department of Finance issued a consultation paper on a Canadian bank resolution framework, including bail-in and Higher Loss Absorbency requirements. The Enterprise-Wide Capital Management section also discusses the recently released new rules proposed by the Federal Reserve Board for Total Loss Absorbing Capacity (TLAC) and the Financial Stability Board final standard for TLAC for Global Systemically Important Banks.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access capital markets at competitive pricing levels. Should our credit ratings experience a material downgrade, our costs of funding would likely increase significantly and our access to funding and capital through capital markets could be limited. A material downgrade of our ratings could have additional consequences, including those set out in Note 8 on page 156 of the financial statements.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. Moody’s, Standard & Poor’s (S&P) and DBRS have a negative outlook on the ratings of BMO and other Canadian banks in response to the federal government’s proposed bail-in regime for senior unsecured debt, while Fitch has a stable outlook on BMO’s long-term credit ratings.

As at October 31, 2015
Rating agency	Short-term debt	Senior long- term debt	Subordinated debt (1)	Outlook
Moody’s	P-1	Aa3	A3	Negative
S&P	A-1	A+	BBB+	Negative
Fitch	F1+	AA-	A+	Stable
DBRS	R-1 (high)	AA	AA (low)	Negative

(1)	As at October 31, 2015, NVCC subordinated debt is rated Baa1 by Moody’s, BBB by S&P and A(low) by DBRS.

110	BMO Financial Group 198th Annual Report 2015

Operational Risk

Operational risk is the potential for loss resulting from inadequate or failed internal processes or systems, human interactions or external events, but excludes business risk.

BMO is exposed to potential losses arising from a variety of operational risks, including process failure, theft and fraud, regulatory non-compliance, business disruption, information security breaches and exposure related to outsourcing, as well as damage to physical assets. Operational risk is inherent in all our business activities, including the processes and controls used to manage all of the risks we face. While operational risk can never be fully eliminated, it can be managed to reduce exposure to financial loss, reputational harm or regulatory sanctions.

Operational Risk Governance

Operational risk management is governed by a robust committee structure supported by a comprehensive set of policies, standards and operating guidelines. The Operational Risk Committee (ORC), a sub-committee of the RMC, is the main decision-making committee for all operational risk management matters and has responsibility for the oversight of operational risk strategy, management and governance. The ORC provides advice and guidance to the lines of business on operational risk assessments, measurement and mitigation, and related monitoring of change initiatives. The ORC also oversees the development of policies, standards and operating guidelines that give effect to the governing principles of the Operational Risk Management Framework (ORMF). These governance documents incorporate industry leading practices and are reviewed on a regular basis to ensure they are current and consistent with our risk appetite.

Regular analysis and reporting of our enterprise operational risk profile to the various committees (ORC, RMC and RRC) are important elements of our ORMF. Enterprise reporting provides an integrated view of top and emerging risks, trends in loss data, capital consumption, key risk indicators and operating group portfolio profiles. We continue to invest in our reporting platforms to support timely and comprehensive reporting capabilities that enhance risk transparency and facilitate the proactive management of operational risk exposures.

Operational Risk Management

The ORMF defines the processes we use to identify, measure, manage, mitigate, monitor and report key operational risk exposures. A primary objective of the ORMF is to ensure that our operational risk profile is consistent with our risk appetite and supported by adequate capital. Executing our ORMF strategy also involves continuing to embed our risk culture by promoting greater awareness and understanding of operational risk within our first line of defence through training and communication. In addition, we continue to invest in resources to further strengthen our second line of defence capabilities.

Consistent with the management of risk across the organization, we employ the three lines of defence approach to operational risk. The operating groups, as the first line of defence, are responsible for the day-to-day management of operational risk in a manner consistent with our enterprise-wide principles. Independent risk management oversight is provided by the Operational Risk Management function, Corporate Support areas and Operational Risk Officers (OROs). OROs independently assess group operational risk profiles, identify material exposures and potential weaknesses in controls, and recommend appropriate mitigation strategies and actions as the second line of defence. The Corporate Audit Division verifies our adherence to policies and procedures and highlights opportunities to strengthen our process as the third line of defence. Corporate Support areas develop tools and processes for the management of specific operational risks across the enterprise. Corporate Operational Risk Management establishes the ORMF and the necessary governance framework, with the operating group CROs providing governance and oversight for their respective business units.

The key programs, methodologies and processes we have developed to support the framework are highlighted below:

•

Risk Control Assessment (RCA) is an established process used by our operating groups to identify the key risks associated with their businesses and the controls required for risk mitigation. The RCA process provides a forward-looking view of the impact of the business environment and internal controls on operating group risk profiles, enabling the proactive prevention, mitigation and management of risk. On an aggregate basis, RCA results also provide an enterprise-level view of operational risks relative to risk appetite, so that key risks can be appropriately managed and mitigated.

•

Process Risk Assessment (PRA) provides a deeper insight in identifying key risks and controls in our business processes and can span multiple business units. The PRA process enables a greater understanding of our key processes, which facilitates more effective oversight and ensures risks are appropriately mitigated.

•

BMO’s initiative assessment and approval process is used to assess, document and approve qualifying initiatives when new business, services and products are developed or existing services and products are enhanced. The process ensures that due diligence, approval, monitoring and reporting requirements are appropriately addressed at all levels of the organization.

•

Key Risk Indicators (KRIs) provide an early indication of any adverse changes in risk exposure. Operating groups and Corporate Support areas identify metrics related to their material operational risks. These KRIs are used in monitoring operational risk profiles and their overall relation to our risk appetite, and are linked to thresholds that trigger management action.

•

Internal loss data serves as an important means of assessing our operational risk exposure and identifying opportunities for future risk prevention measures. Under this process, internal loss data is analyzed and benchmarked against external data. Material trends are regularly reported to the ORC, RMC and RRC to ensure preventative and corrective action can be taken where appropriate. BMO is a member of the Operational Risk Data Exchange Association, the American Bankers Association and other international and national associations of banks that share loss data information anonymously to assist in risk identification, assessment and modelling.

•	BMO’s operational risk management training programs ensure employees are qualified and equipped to execute the ORMF strategy consistently, effectively and efficiently.
•

Effective business continuity management ensures that we have the capability to sustain, manage and recover critical operations and processes in the event of a business disruption, thereby minimizing any adverse effects on our customers and other stakeholders.

•

BMO’s Corporate Risk & Insurance team provides a second level of mitigation for certain operational risk exposures. We purchase insurance in amounts that are expected to provide adequate protection against unexpected material loss and where insurance is required by law, regulation or contractual agreement.

BMO Financial Group 198th Annual Report 2015	111

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO uses the Advanced Measurement Approach (AMA), a risk-sensitive capital model, along with the Standardized Approach under OSFI rules, to determine capital requirements for managing operational risk. The AMA Capital Model uses a loss distribution approach along with the four elements required to support the measurement of our operational risk exposure. Internal loss data and external loss data are used as inputs to our AMA Capital Model, and are grouped based on attributes into cells which include operating group, business activity or event type. Minimum enterprise operational risk capital is determined at a specific upper confidence limit of the enterprise total loss distribution (99.9% quantile for regulatory capital and 99.95% quantile for Economic Capital). Business Environment and Internal Control Factors are used for post-modelling adjustments, and these are subject to regular review in order to identify and understand risk drivers and to ensure consistency in application across the organization. Scenarios are used to verify the distributions and correlations used to model capital and to provide management with a better understanding of low-frequency, high-severity events and to assess enterprise preparedness for events that could create risks that exceed our risk appetite. We also use scenario analysis as part of our stress testing program, which measures the potential impact of plausible operational events on our operations and capital, and allows us to manage tail risk exposure to low-frequency, high-severity events and to validate operational risk capital adequacy.

Model Risk

Model risk is the potential for adverse consequences following decisions based on incorrect or misused model outputs. These adverse consequences can include financial loss, poor business decision-making or damage to reputation.

Models are quantitative tools that apply statistical, economic and other quantitative techniques and assumptions to process input data into quantitative estimates. BMO uses models that range from very simple models for straightforward estimates to highly sophisticated models that value complex transactions or provide a broad range of forward-looking estimates.

The outputs from these models are used to inform business, risk and capital management decision-making and to assist in making daily lending, trading, underwriting, funding, investment and operational decisions. For example, BMO uses models as a core risk management tool, to measure exposure to specific risks through stress testing, to value and price transactions, to evaluate credit, market and operational risk regulatory capital requirements and to measure risks on an integrated basis using Economic Capital.

Quantitative tools provide important insights and are beneficial when used within a framework to control and mitigate model risk. In addition to applying judgment to evaluate the reliability of model outputs, BMO mitigates model risk by maintaining strong controls over the development, validation, implementation and use of models across all model categories.

Model Risk Management

Risk is inherent in models because model outputs are estimates that rely on statistical techniques and data to simulate reality. Model risk also arises from potential misuse. Model risk is governed at BMO by the enterprise-wide Model Risk Management Framework, which operates throughout the model life cycle.

This framework sets out end-to-end model risk governance throughout the model life cycle and helps to ensure that model risk remains consistent with BMO’s enterprise-wide risk appetite. The framework includes BMO’s Model Risk Corporate Policy, Model Risk Corporate Standard and Model Risk Guidelines, which outline explicit principles for managing model risk, detail model risk processes and clearly define the roles and responsibilities of all stakeholders throughout the model life cycle. Model owners, developers and users are the first line of defence, model validators and the Model Governance group are the second line of defence, and Corporate Audit Division is the third line of defence.

The Model Governance group is responsible for the administration of the Model Risk Management Framework, the effectiveness of our model processes and the overall management of model risk. The Model Risk Management Committee, a cross-functional group representing all key stakeholders across the enterprise (model owners, users, developers and validators and the Model Governance group), meets regularly to help direct the bank’s use of models, to oversee the development, implementation and maintenance of the Model Risk Management Framework and to discuss requirements governing the enterprise’s models.

112	BMO Financial Group 198th Annual Report 2015

Model Development and Validation

Models are developed, implemented and used to meet specific business objectives, including applicable regulatory requirements. Model owners, in consultation with model developers and other stakeholders, determine the design, objectives, intended use and desired functionality of models, and have overall responsibility for ensuring models comply with bank policies and approved terms of use. Model developers assist the model owners by proposing model solutions, identifying data availability and limitations and developing and implementing models for their intended purposes. They do so by engaging model owners and other key stakeholders in the development and implementation processes, and by evaluating and documenting alternatives and model characteristics, outputs, strengths and weaknesses. Our independent Model Validation group reviews model development outputs to evaluate whether a proposed model is conceptually and statistically sound, achieves its objectives and is fit for its intended use without creating material model risk. Observations are made to guide model owners, users and developers, remediation of material deficiencies may be required and unless an exception is obtained in accordance with bank policy, approval from our Model Validation group is required before a model is used.

Model Use and Monitoring

Model owners and other model users are accountable for using the models appropriately for business decision-making and for the proper care and maintenance of models throughout the model life cycle. The development and validation processes provide guidance to ensure that models can be used effectively within an appropriate range of use, that model limitations are known and that model risk mitigants are implemented. When in use, models are subject to ongoing monitoring, including outcomes analysis and periodic reviews. Ongoing monitoring and outcomes analysis are part of evaluation processes to confirm the continuing validity and adequate performance of each model over time. These techniques and other controls are used to mitigate potential issues and to help ensure continuing acceptable model performance. All models in use are subject to periodic scheduled reviews, with the frequency based on a model’s risk rating, and to earlier reviews if business judgment, triggers or other ongoing monitoring tools indicate that model performance may be inadequate. Scheduled reviews require the model owner and developers to assess a model’s continuing suitability for use and such assessment is subject to independent review by our Model Validation group.

Model Validation, Outcome Analysis and Back-Testing

Once the models are validated, approved and in use, they are subject to ongoing validation, which includes ongoing monitoring and outcomes analysis. As a key component of the outcomes analysis, back-testing measures model outputs against actual observed outcomes. This analysis is used to confirm the validity and performance of each model over time, and helps to ensure that appropriate controls are in place to address identified issues and enhance a model’s overall performance.

Credit Risk – The Credit Risk Model Validation Guidelines are an important subset of BMO’s Model Risk Corporate Policy. These guidelines include clear and detailed requirements for the back-testing of all credit risk rating models.

The process for back-testing the Probability of Default (PD) model computation includes comparing PD estimates generated by credit risk models against the actual or realized default rates across all obligor ratings. This process also includes testing for statistical evidence that default rates accurately capture sampling variability over time.

The comprehensive validation of a risk rating system involves various prescribed tests and analyses that measure discriminatory power, calibration and dynamic properties, with support from migration analysis. Additional tests or analyses are used to validate borrower risk rating grades and probability of default.

As with any analysis, judgment is applied in determining various factors, such as data limitations, which may affect the overall relevance of a given validation approach or interpretation of statistical analysis. Similar back-testing is applied to the Loss Given Default (LGD) and Exposure at Default (EAD) model computations.

Annual validations of all material models in use are conducted to ensure they perform as intended and to confirm they continue to be fit for use. An annual review includes a qualitative assessment conducted by model developers and a quantitative validation conducted by the Model Validation group, with all conclusions reported to senior management.

Trading and Underwriting Market Risk – All internal models used to calculate regulatory capital and Economic Capital for trading and underwriting market risk have their Value at Risk (VaR) results back-tested regularly. The bank’s internal VaR model is back-tested daily, and the one-day 99% confidence level VaR at the local and consolidated BMO levels is compared against the realized theoretical Profit & Loss (P&L) calculation, which is the daily change in portfolio value that would occur if the portfolio composition remained unchanged. If the theoretical P&L is negative and its absolute value is greater than the previous day’s VaR, a back-testing exception occurs. Each exception is investigated, explained and documented, and the back-testing results are reviewed by the Board and our regulators. This process monitors the quality and accuracy of the internal VaR model results and assists in refining overall risk measurement procedures.

Structural Market Risk – Back-testing of our structural market risk models is performed monthly and reported quarterly. For products with a scheduled term, such as mortgages and term deposits, the model-predicted prepayments or redemptions are compared against the actual outcomes observed. For products without a scheduled term, such as credit card loans and chequing accounts, the modelled balance run-off profiles are compared against actual balance trends.

The variances between model predictions and the actual outcomes experienced are measured against pre-defined risk materiality thresholds. To ensure variances are within the tolerance range, actions such as model review and parameter recalibration are taken. Performance is assessed by analyzing model overrides and tests conducted during model development, such as back-testing and sensitivity testing.

BMO Financial Group 198th Annual Report 2015	113

MANAGEMENT’S DISCUSSION AND ANALYSIS

Insurance Risk

Insurance risk is the potential for risk of loss due to actual experience being different from that assumed when an insurance product was designed and priced. It generally entails inherent unpredictability that can arise from assuming long-term policy liabilities or from the uncertainty of future events. Insurance risk is inherent in all our insurance products, including annuities and life, accident and sickness, and creditor insurance, as well as in our reinsurance business.

Insurance risk consists of:

•

Claims risk – the risk that the actual magnitude or frequency of claims will differ from those assumed in the pricing or underwriting process, including mortality risk, morbidity risk, longevity risk and catastrophe risk;

•

Policyholder behaviour risk – the risk that the behaviour of policyholders related to premium payments, withdrawals or loans, policy lapse and surrenders, and other voluntary terminations will differ from the behaviour assumed in the pricing calculations; and

•	Expense risk – the risk that actual expenses associated with acquiring and administering policies and processing claims will exceed the expenses assumed in the pricing calculations.

BMO’s risk governance practices ensure effective independent oversight and control of risk within the insurance business. BMO’s Insurance Risk Management Framework comprises the identification, assessment, management and reporting of risks. The framework includes: the risk appetite statement and key risk metrics; insurance risk policies and processes, including limits; capital requirements; stress testing; risk reports; and the Own Risk and Solvency Assessment. All of these are overseen by internal risk committees and the insurance companies’ Boards of Directors. The Insurance Risk Management Committee for BMO Insurance oversees and reports on risk management activities on a quarterly basis to the insurance companies’ Boards of Directors. Senior management within the various lines of business is responsible for managing insurance risk, with oversight provided by the CRO, BMO Insurance, who reports to the CRO, Wealth Management.

A robust product approval process is a cornerstone of the framework for identifying, assessing and mitigating risks associated with new insurance products or changes to existing products. This process, combined with guidelines and practices for underwriting and claims management, promotes the effective identification, measurement and management of insurance risk. Reinsurance, which involves transactions that transfer insurance risk to independent reinsurance companies, is also used to manage our exposure to insurance risk by diversifying risk and limiting claims.

Legal and Regulatory Risk

Legal and regulatory risk is the potential for loss or harm that arises from legislation, contracts, non-contractual rights and obligations, and disputes. This includes the risks of failing to: comply with the law (in letter or in spirit) or maintain standards of care; implement legislative or regulatory requirements; enforce or comply with contractual terms; assert non-contractual rights; effectively manage disputes; and act in a manner so as to maintain our reputation.

BMO’s success relies in part on our ability to prudently manage our exposure to legal and regulatory risk. The financial services industry is highly regulated, and we anticipate more intense scrutiny from our supervisors in the oversight process and strict enforcement of regulatory requirements as governments and regulators around the world continue major reforms intended to strengthen the stability of the financial system. The current environment is one in which banks globally have recently been subject to fines of unprecedented levels in relation to a number of regulatory and market conduct issues. As rulemaking and supervisory expectations evolve, we are monitoring developments to enable BMO to respond to and implement any required changes.

Under the direction of the General Counsel, the Legal and Compliance Group (LCG) maintains enterprise-wide frameworks that serve to identify, measure, manage, monitor and report on legal and regulatory risk. LCG also works with operating groups and Corporate Support areas to identify legal and regulatory requirements, trends and potential risks, recommend mitigation strategies and actions, and oversee litigation involving BMO. Another area of focus for legal and compliance risk management and operating groups is the oversight of fiduciary risk related to BMO’s businesses that provide products or services giving rise to fiduciary duties to clients. Of particular importance are the policies and practices that address the responsibilities of a business to a client, including service requirements and expectations, client suitability determinations, and disclosure obligations and communications.

Physical protection and protecting our employees, customers, information and assets from criminal risk, including acts by employees against BMO, external parties acting against BMO and acts by external parties using BMO to engage in unlawful conduct such as fraud, theft, violence, cyber-crime, bribery, and corruption, is a top priority. The management of criminal risk at BMO has been transformed through the implementation of a robust Criminal Risk Management Framework, which prevents, detects, responds to and reports on criminal risk using a three-lines-of-defence approach and through enhanced centralized management and oversight.

As governments around the world seek to curb corruption to counter its negative effects on political stability, sustainable economic development,

international trade and investment and in other areas, BMO’s Anti-Corruption Office, through its global program and framework, has articulated the key principles and activities required to oversee compliance with anti-corruption legislation in jurisdictions where BMO operates, including providing guidance so that corrupt practices can be identified and avoided and ensuring that allegations of corrupt activity are rigorously investigated.

Under the direction of the Chief Anti-Money Laundering Officer, the Anti-Money Laundering Office is responsible for the governance, oversight and assessment of the principles and procedures established by the enterprise to ensure compliance with regulatory requirements and risk parameters related to anti-money laundering, anti-terrorist financing and sanctions measures. International regulators continue to focus on anti-money laundering and other related measures, to heighten their expectations concerning the quality and efficacy of anti-money laundering and related programs and to penalize institutions that fail to meet these expectations.

All of these frameworks reflect the three-lines-of-defence operating model described previously. The operating groups and Corporate Support areas manage day-to-day risks in compliance with corporate policies and standards, while LCG teams specifically aligned with each of the operating groups provide advice and independent legal and regulatory risk management oversight.

114	BMO Financial Group 198th Annual Report 2015

Heightened regulatory and supervisory scrutiny has had a significant impact on how we conduct business. Working with the operating groups and other Corporate Support areas, LCG continues to diligently assess and analyze the implications of regulatory changes, and devotes substantial resources to implementing the systems and processes required to comply with new regulations while also helping the operating groups meet BMO customers’ needs and demands.

We continue to respond to other global regulatory developments, including capital and liquidity requirements under the Basel Committee on Banking Supervision (BCBS) global standards (Basel III), over-the-counter (OTC) derivatives reform, consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank). For additional discussion on regulatory developments relating to capital management and liquidity and funding risk, please refer to the Enterprise-Wide Capital Management section starting on page 70 and the Liquidity and Funding Risk section starting on page 105.

Cross-Border Resolution and Bail-in – As mentioned on page 71 in the Enterprise-Wide Capital Management section, in August 2014, Canada’s Department of Finance issued a consultation paper on a Canadian bank resolution framework, including bail-in and Higher Loss Absorbency requirements. The Enterprise-Wide Capital Management section also discusses the recently released new rules proposed by the Federal Reserve Board for Total Loss Absorbing Capacity (TLAC) and the Financial Stability Board final standard for TLAC for Global Systemically Important Banks.

Dodd-Frank – Dodd-Frank reforms include heightened consumer protection, revised regulation of the OTC derivatives markets, restrictions on proprietary trading and the ownership and sponsorship of private investment funds by banks and their affiliates (referred to as the Volcker Rule), imposition of heightened prudential standards and broader application of leverage and risk-based capital requirements. Dodd-Frank rulemaking will continue over the next several years. The conformance date for the Volcker Rule, which prohibits banking entities active in the United States and their affiliates from certain proprietary trading and specified relationships with private investment funds, was July 21, 2015. U.S. regulators previously extended until July 21, 2016, the time that banking entities have to conform their investments in and relationships with private investment funds in place before December 31, 2013. They also indicated that during the course of 2015 they would issue a further such conformance extension to July 21, 2017. BMO completed a significant review of our operations and developed policies and procedures to meet the July 21, 2015 deadline. We now have systems in place to assess, monitor, and report on Volcker Rule compliance across the enterprise. In addition, under Dodd-Frank, most OTC derivatives are now subject to a comprehensive regulatory regime. Certain derivatives are now required to be centrally cleared and traded on an exchange and are subject to reporting and business conduct requirements. In Canada, OTC derivative transactions must now be reported to designated trade repositories. Capital and margin requirements relating to derivatives are currently being considered by international regulators, and margin requirements for non-centrally cleared derivatives have been adopted by U.S. regulators. The U.S. Securities and Exchange Commission (SEC) has adopted rules for security-based swap dealers and other participants in the security-based swap market, including registration requirements. The date or dates for registration, which depend on additional SEC rulemaking, have not been set. BMO is preparing for the impact of such requirements.

Indirect Auto Lenders – The Consumer Financial Protection Bureau, which enforces certain U.S. federal consumer finance laws, is closely scrutinizing indirect auto lenders to focus on compliance, including with fair lending laws.

Regulatory Capital Rule Changes – In an effort to increase the comparability of capital requirements and to ensure minimum levels of capital across the banking system, BCBS is considering a standardized approach for credit, market and operational risk-weighted assets, including new capital floors based on revised standardized approaches. The current expectation is that the approaches will be settled on during 2016. BCBS is also completing a fundamental review of the trading book risk-weighted assets and released a consultative paper in June 2015 that discussed the appropriate capital to be held for interest rate risk in the banking book. Such changes, if implemented, along with the new impairment model based on expected credit losses under IFRS 9, could have the effect of increasing the capital that we are required to hold.

FBO Rule – In February 2014, the Federal Reserve Board approved a final rule for strengthening supervision and regulation of foreign banking organizations (FBO Rule) that implements Dodd-Frank’s enhanced prudential standards and early remediation requirements for the U.S. operations of non-U.S. banks, such as BMO. The FBO Rule establishes new requirements relating to risk-based capital, leverage limits, liquidity standards, risk management frameworks, concentration and credit exposure limits, resolution planning and credit exposure reporting. On December 29, 2014, we submitted to the Federal Reserve Board an outline of our implementation plan for meeting these requirements by the effective date (July 1, 2016). BMO is preparing for the impact of the FBO Rule on its operations.

Federal Budget Proposal – The 2015 Federal budget and the July 31, 2015 technical release proposed tax rules for synthetic equity arrangements (the 2015 Proposals). Assuming the new Federal government reintroduces the 2015 Proposals, these proposals would, in certain circumstances, deny any deduction for dividends that are paid or become payable after October 2015, unless the arrangement is grandfathered, in which case the proposed tax rules would apply to dividends paid or that become payable after April 2017. BMO is currently assessing the impact of this proposal, which has the potential to increase our effective tax rate.

Risk Governance Framework – In September 2014, the Office of the Comptroller of Currency issued guidelines that establish heightened standards for large national banks with average total consolidated assets of US$50 billion or more, including BMO Harris Bank N.A. The guidelines set forth minimum standards for the design and implementation of a bank’s risk governance framework and minimum standards for oversight of that framework by a bank’s board of directors. The framework must ensure the bank’s risk profile is easily distinguished and separate from the parent for risk management purposes. A bank’s board of directors is responsible for informed oversight of, and providing credible challenge to, management’s risk management recommendations and decisions. BMO is required to comply by April 2016, and is implementing a plan to prepare to comply with this guidance.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The General Counsel and the Chief Compliance Officer (CCO) regularly report to the ACRC of the Board and senior management on the effectiveness of our Enterprise Compliance Program (ECP) which, using a risk-based approach, identifies, assesses and manages compliance with applicable legal and regulatory requirements. The ECP directs operating groups and Corporate Support areas to maintain compliance policies, procedures and controls to meet these requirements. Under the direction of the CCO, LCG identifies and reports on gaps and deficiencies, and tracks remedial action plans. The Chief Anti-Money Laundering Officer also regularly reports to the ACRC.

All BMO employees are required to annually complete legal and regulatory training on topics such as anti-corruption, anti-money laundering and privacy. This is done in conjunction with our Code of Conduct training, which tests employees’ knowledge and understanding of how they are required to behave as employees of BMO.

Business Risk

Business risk arises from the specific business activities of a company and the effects these could have on its earnings.

Business risk encompasses the potential causes of earnings volatility that are distinct from credit, market or operational risk factors. The management of business risk identifies and addresses factors related to the risk that volumes will decrease or margins will shrink without the company having the ability to compensate for this decline by cutting costs.

BMO faces many risks that are similar to those faced by non-financial firms, principally that our profitability, and hence value, may be eroded by changes in the business environment or by failures of strategy or execution. Sources of these risks include, but are not limited to, changing client expectations, adverse business developments and relatively ineffective responses to industry changes.

Within BMO, each operating group is responsible for controlling its respective business risk by assessing, managing and mitigating the risks arising from changes in business volumes and cost structures, among other factors.

Strategic Risk

Strategic risk is the potential for loss due to fluctuations in the external business environment and/or failure to properly respond to these fluctuations as a result of inaction, ineffective strategies or poor implementation of strategies.

Strategic risk arises from external risks inherent in the business environment within which BMO operates, as well as the risk of potential loss if BMO is unable to address those external risks effectively. While external strategic risks – including economic, geo-political, regulatory, technological, social and competitive risks – cannot be controlled, the likelihood and magnitude of their impact can be mitigated through an effective strategic risk management framework and certain of these risks, including economic, geo-political and regulatory risks, can be assessed through stress testing.

BMO’s Office of Strategic Management (OSM) oversees our strategic planning processes and works with the lines of business, along with Risk, Finance and other Corporate Support areas, to identify, monitor and mitigate strategic risk across the enterprise. Our rigorous strategic risk management framework encourages a consistent approach to the development of strategies and incorporates financial information linked to financial commitments.

The OSM works with the lines of business and key corporate stakeholders during the strategy development process to promote consistency and adherence to strategic management standards, including considering the results from stress testing as an input into strategic decision-making, as appropriate. The potential impacts of changes in the business environment, such as broad industry trends and the actions of competitors, are considered as part of this process and inform strategic decisions within each of our lines of business. Enterprise and group strategies are reviewed with the Executive Committee and the Board of Directors annually in interactive sessions that challenge assumptions and strategies in the context of current and potential future business environments.

Performance objectives established through the strategic management process are monitored regularly and reported upon quarterly, using both leading and lagging indicators of performance, so that strategies can be reviewed and adjusted where necessary. Regular strategic and financial updates are also monitored closely to identify any significant emerging risk issues.

Reputation Risk

Reputation risk is the potential for a negative impact on BMO that results from the deterioration of BMO’s reputation. Potential negative impacts include revenue loss, a decline in customer loyalty, litigation, regulatory sanction or additional oversight, and a decline in BMO’s share price.

BMO’s reputation is one of its most valuable assets. By protecting and maintaining our reputation, we can increase shareholder value, reduce our cost of capital and improve employee engagement and customer loyalty.

Our reputation is built on our commitment to high standards of business conduct and ethics.

Rooted in our values, BMO’s Code of Conduct provides our employees and directors with guidance on expected behaviour and is the foundation for an ethical culture.

We believe that active, ongoing and effective management of reputation risk is best achieved by considering reputation risk issues in the course of strategy development, strategic and operational implementation, and transactional or initiative decision-making, as well as in day-to-day decision-making. Reputation risk is also managed through our corporate governance practices and enterprise risk management framework.

The Reputation Risk Management Committee reviews instances of significant or heightened reputation risk to BMO.

116	BMO Financial Group 198th Annual Report 2015

Environmental and Social Risk

Environmental and social risk is the potential for loss or damage to BMO’s reputation resulting from environmental or social concerns related to BMO or its customers. Environmental and social risk is often associated with credit, operational and reputation risk.

In order to manage our business responsibly, we consider factors that can give rise to environmental or social risk. This consideration is embedded in our Board-approved Code of Conduct. BMO’s Supplier Code of Conduct outlines the principles we expect our suppliers to uphold – our standards for integrity, fair dealing and sustainability. Environmental and social risk management activities are overseen by the Environmental, Social and Governance (ESG) group and the Environmental Sustainability (ES) group, with support from our lines of business and other Corporate Support areas. BMO’s Sustainability Council, which is comprised of executives representing various areas of the organization, provides insight and guidance for our environmental and social initiatives.

Environmental and social risk covers a broad spectrum of issues, such as climate change, biodiversity and ecosystem health, pollution, waste and the unsustainable use of water and other resources, as well as risks to the livelihoods, health, rights and cultural heritage of communities. We work with external stakeholders to understand the impact of our operations and financing decisions in the context of these issues, and we use this understanding to determine the consequences for our businesses. As part of our enterprise risk management framework, we evaluate the environmental and social impact of our clients’ operations, as well as the impact of their industry sectors. Environmental and social risks associated with credit transactions are managed within BMO’s credit and counterparty risk management framework. BMO has also developed and implemented specific financing guidelines on environmental and social risk for specific lines of business. Enhanced due diligence is applied to transactions with clients operating in environmentally sensitive industry sectors.

BMO applies the Equator Principles, a voluntary credit risk management framework for determining, assessing and managing environmental and social risk in project finance transactions. These principles have been integrated into our credit risk management framework. We are also a signatory to and participate in the Carbon Disclosure Project, which provides corporate disclosure on greenhouse gas emissions and climate change management.

BMO implemented ESG training for BMO Capital Markets employees as part of a program to instill a consistent understanding of environmental and social risk across the enterprise. The training includes identification of emerging issues, an overview of BMO’s due diligence procedures and tools to assist employees in identifying and managing environmental, social and governance risks. We review our environmental and social risk policies and procedures on a periodic basis.

BMO is a signatory to the UN Principles for Responsible Investment, a framework designed to encourage sustainable investing through the integration of ESG issues into investment, decision-making and ownership practices.

The ESG group is responsible for coordinating the development and maintenance of an enterprise-wide strategy to meet BMO’s overarching environmental and social responsibilities. The ES group is responsible for establishing and maintaining an environmental management system that is aligned to ISO 14001, and for setting objectives and targets related to the bank’s own operations. BMO’s operating groups, Procurement and Strategic Sourcing, and Corporate Real Estate are responsible for putting appropriate operating procedures in place. To ensure that we are informed of emerging issues, we participate in global forums with our peers, maintain an open dialogue with our internal and external stakeholders, and continuously monitor and evaluate policy and legislative changes in the jurisdictions where we operate. We publicly report our environmental and social performance and targets in our annual Environmental, Social and Governance (ESG) Report and Public Accountability Statement (PAS), and on our Corporate Responsibility website. Selected environmental and social indicators in the ESG Report and PAS are assured by a third party.

BMO Financial Group 198th Annual Report 2015	117

SUPPLEMENTAL INFORMATION

Supplemental Information

Certain comparative figures have been reclassified to conform to the current period’s presentation and for changes in accounting policies. Refer to Note 1 of the consolidated financial statements. In addition, on November 1, 2011, BMO’s financial statements have been reported in accordance with IFRS. Results for years prior to 2011 have not been restated and are presented in accordance with Canadian GAAP as defined at that time (CGAAP).

As a result of these changes, certain growth rates and compound annual growth rates (CAGR) may not be meaningful.

Adjusted results in this section are non-GAAP measures. Refer to the Non-GAAP Measures section on page 33.

Table 1: Shareholder Value and Other Statistical Information

As at or for the year ended October 31	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Market Price per Common Share ($)
High	84.39	85.71	73.90	61.29	63.94	65.71	54.75	63.44	72.75	70.24
Low	64.01	67.04	56.74	53.15	55.02	49.78	24.05	35.65	60.21	56.86
Close	76.04	81.73	72.62	59.02	58.89	60.23	50.06	43.02	63.00	69.45

Common Share Dividends
Dividends declared per share ($)	3.24	3.08	2.94	2.82	2.80	2.80	2.80	2.80	2.71	2.26
Dividend payout ratio (%)	49.2	47.8	47.5	46.0	57.1	58.6	90.6	73.9	64.8	43.0
Dividend yield (%)	4.3	3.8	4.0	4.8	4.8	4.6	5.6	6.5	4.3	3.3
Dividends declared ($ millions)	2,087	1,991	1,904	1,820	1,690	1,571	1,530	1,409	1,354	1,133

Total Shareholder Return (%)
Five-year average annual return	9.5	15.5	17.0	4.2	1.9	5.9	1.8	0.9	14.2	19.1
Three-year average annual return	13.5	16.7	11.5	10.8	17.4	4.5	(5.3)	(5.6)	6.6	15.6
One-year return	(3.0)	17.1	28.8	5.2	2.4	26.4	25.1	(27.9)	(5.8)	24.1

Common Share Information
Number outstanding (in thousands)
End of year	642,583	649,050	644,130	650,730	639,000	566,468	551,716	504,575	498,563	500,726
Average basic	644,916	645,860	648,476	644,407	591,403	559,822	540,294	502,062	499,950	501,257
Average diluted	647,162	648,475	649,806	648,615	607,068	563,125	542,313	506,697	508,614	511,173
Number of shareholder accounts	53,481	55,610	56,241	59,238	58,769	36,612	37,061	37,250	37,165	38,360
Book value per share ($)	56.31	48.18	43.22	39.41	36.76	34.09	31.95	32.02	28.29	28.89
Total market value of shares ($ billions)	48.9	53.0	46.8	38.4	37.6	34.1	27.6	21.7	31.4	34.8
Price-to-earnings multiple	11.6	12.8	11.8	9.7	12.2	12.7	16.3	11.4	15.3	13.5
Price-to-adjusted earnings multiple	10.9	12.4	11.7	9.9	11.5	12.5	12.5	9.2	11.6	13.4
Market-to-book value multiple	1.35	1.70	1.66	1.47	1.49	1.77	1.57	1.34	2.23	2.40

Balances
As at assets	641,881	588,659	537,044	524,684	500,575	411,640	388,458	416,050	366,524	319,978
Average daily assets	664,391	593,928	555,431	543,931	469,934	398,474	438,548	397,609	360,575	309,131
Average daily net loans and acceptances	320,081	292,098	266,107	246,129	215,414	171,554	182,097	175,079	165,783	153,282

Return on Equity and Assets
Return on equity (%)	12.5	14.0	14.9	15.9	15.1	14.9	9.9	13.0	14.4	19.2
Adjusted return on equity (%)	13.3	14.4	15.0	15.5	16.0	15.0	12.9	16.2	19.0	19.3
Return on average assets (%)	0.66	0.72	0.74	0.75	0.65	0.71	0.41	0.50	0.59	0.86
Adjusted return on average assets (%)	0.70	0.74	0.75	0.73	0.68	0.71	0.52	0.61	0.78	0.87
Return on average risk-weighted assets (%) (1)	1.84	1.85	1.93	1.96	1.70	1.74	0.97	1.07	1.20	1.71
Adjusted return on average risk-weighted assets (%) (1)	1.96	1.91	1.94	1.92	1.79	1.76	1.25	1.32	1.58	1.71
Average equity to average total assets (%)	0.05	0.05	0.05	0.05	0.04	0.05	0.04	0.04	0.04	0.04

Other Statistical Information
Employees (2)
Canada	30,669	30,587	30,303	30,797	31,351	29,821	29,118	29,529	28,944	27,922
United States	14,316	14,845	14,694	14,963	15,184	7,445	6,732	7,256	6,595	6,785
Other	1,368	1,346	634	512	440	363	323	288	288	234
Total	46,353	46,778	45,631	46,272	46,975	37,629	36,173	37,073	35,827	34,941
Bank branches
Canada	939	934	933	930	920	910	900	983	977	963
United States	592	615	626	638	688	321	290	292	243	215
Other	4	4	4	3	3	3	5	5	4	4
Total	1,535	1,553	1,563	1,571	1,611	1,234	1,195	1,280	1,224	1,182
Automated banking machines
Canada	3,442	3,016	2,900	2,596	2,235	2,076	2,030	2,026	1,978	1,936
United States	1,319	1,322	1,325	1,375	1,366	905	636	640	583	547
Total	4,761	4,338	4,225	3,971	3,601	2,981	2,666	2,666	2,561	2,483
2010 and prior based on CGAAP.

2011 has not been restated to reflect the new IFRS standards adopted in 2014. The adoption of new IFRS standards in 2015 only impacted our results prospectively.

(1)	Beginning in 2008, return on average risk-weighted assets has been calculated under the Basel II guidelines; for all prior periods, return on average risk-weighted assets has been calculated using the Basel I methodology.
(2)	Reflects full-time equivalent number of employees, comprising full-time and part-time employees and adjustments for overtime hours.

118	BMO Financial Group 198th Annual Report 2015

Table 2: Summary Income Statement and Growth Statistics

($ millions, except as noted) For the year ended October 31	2015	2014	2013	2012	2011	5-year CAGR	10-year CAGR
Income Statement – Reported Results
Net interest income	8,970	8,461	8,677	8,937	7,474	7.5	6.5
Non-interest revenue	10,419	9,762	8,153	8,166	7,587	8.2	7.1
Revenue	19,389	18,223	16,830	17,103	15,061	7.9	6.8
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	1,254	1,505	767	1,174	1,118	4.1	22.0
Revenue, net of CCPB	18,135	16,718	16,063	15,929	13,943	8.2	6.3
Provision for credit losses	612	561	587	764	1,212	nm	nm
Non-interest expense	12,182	10,921	10,226	10,135	8,741	9.8	6.8
Income before provision for income taxes	5,341	5,236	5,250	5,030	3,990	8.4	4.8
Provision for income taxes	936	903	1,055	874	876	nm	0.7
Net income	4,405	4,333	4,195	4,156	3,114	8.8	6.3
Attributable to bank shareholders	4,370	4,277	4,130	4,082	3,041	9.2	6.2
Attributable to non-controlling interest in subsidiaries	35	56	65	74	73	nm	nm
Net income	4,405	4,333	4,195	4,156	3,114	8.8	6.3

Income Statement – Adjusted Results
Net interest income	8,971	8,461	8,020	8,158	7,248	7.5	6.5
Non-interest revenue	10,420	9,762	8,119	7,882	7,612	8.2	7.1
Revenue	19,391	18,223	16,139	16,040	14,860	7.9	6.8
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	1,254	1,505	767	1,174	1,118	4.1	22.0
Revenue, net of CCPB	18,137	16,718	15,372	14,866	13,742	8.2	6.3
Provision for credit losses	612	561	357	470	1,108	nm	nm
Non-interest expense	11,819	10,761	9,755	9,410	8,453	9.3	6.6
Income before provision for income taxes	5,706	5,396	5,260	4,986	4,181	9.6	5.2
Provision for income taxes	1,025	943	1,037	927	906	8.2	(0.1)
Adjusted net income	4,681	4,453	4,223	4,059	3,275	9.9	7.0
Attributable to bank shareholders	4,646	4,397	4,158	3,985	3,202	9.8	6.9
Attributable to non-controlling interest in subsidiaries	35	56	65	74	73	nm	nm
Adjusted net income	4,681	4,453	4,223	4,059	3,275	9.9	7.0

Earnings per Share (EPS) ($)
Basic	6.59	6.44	6.19	6.13	4.90	6.6	3.4
Diluted	6.57	6.41	6.17	6.10	4.84	6.7	3.6
Adjusted diluted	7.00	6.59	6.21	5.95	5.10	7.8	4.5

Year-over-Year Growth-Based Statistical Information (%)
Net income growth	1.7	3.3	0.9	33.5	8.0	na	na
Adjusted net income growth	5.1	5.4	4.1	23.9	12.3	na	na
Diluted EPS growth	2.5	3.9	1.1	26.0	1.9	na	na
Adjusted diluted EPS growth	6.2	6.1	4.4	16.7	6.0	na	na

Five-year and ten-year CAGR based on CGAAP in 2010 and 2005, respectively, and on IFRS in 2015. 2011 growth rates based on CGAAP in 2010 and IFRS in 2011.

2011 has not been restated to reflect the new IFRS standards adopted in 2014. The adoption of new IFRS standards in 2015 only impacted our results prospectively.

(1)	Beginning in 2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.

nm – not meaningful

na – not applicable

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SUPPLEMENTAL INFORMATION

Table 3: Revenue and Revenue Growth

($ millions, except as noted) For the year ended October 31	2015	2014	2013	2012	2011	5-year CAGR	10-year CAGR
Net Interest Income	8,970	8,461	8,677	8,937	7,474	7.5	6.5
Year-over-year growth (%)	6.0	(2.5)	(2.9)	19.6	19.9	na	na

Adjusted Net Interest Income	8,971	8,461	8,020	8,158	7,248	7.5	6.5
Year-over-year growth (%)	6.0	5.5	(1.7)	12.6	16.2	na	na

Net Interest Margin (1)
Average earning assets	579,471	528,786	485,191	461,018	404,195	11.8	9.1
Net interest margin (%)	1.55	1.60	1.79	1.94	1.85	na	na
Adjusted net interest margin (%)	1.55	1.60	1.65	1.77	1.79	na	na
Canadian dollar net interest margin (%)	1.68	1.74	1.82	1.89	1.99	na	na
U.S. dollar and other currencies net interest margin (%)	1.38	1.41	1.74	2.01	1.61	na	na

Non-Interest Revenue
Securities commissions and fees	953	934	846	825	1,215	(2.4)	(1.4)
Deposit and payment service charges	1,077	1,002	916	929	834	6.1	3.9
Trading revenues	987	949	849	1,025	549	14.4	7.1
Lending fees	737	680	603	544	593	5.2	8.9
Card fees	460	462	461	441	689	14.6	3.3
Investment management and custodial fees	1,500	1,246	971	967	496	33.4	17.3
Mutual fund revenues	1,385	1,073	832	665	633	20.3	12.2
Underwriting and advisory fees	706	744	659	600	512	9.7	7.1
Securities gains, other than trading	171	162	285	152	189	nm	nm
Foreign exchange, other than trading	172	179	172	153	130	13.0	5.9
Insurance income (2)	1,762	2,008	1,212	1,509	1,401	5.5	20.0
Other revenues	509	323	347	356	346	17.8	1.6

Total Non-Interest Revenue	10,419	9,762	8,153	8,166	7,587	8.2	7.1
Year-over-year growth (%)	6.7	19.7	(0.2)	7.6	7.9	na	na
Non-interest revenue as a % of total revenue	53.7	53.6	48.4	47.7	50.4	na	na

Adjusted Non-Interest Revenue	10,420	9,762	8,119	7,882	7,612	8.2	7.1
Year-over-year adjusted non-interest revenue growth (%)	6.8	20.2	3.0	3.6	8.3	na	na
Adjusted non-interest revenue as a % of total adjusted revenue	53.7	53.6	50.3	49.1	51.2	na	na

Total Revenue	19,389	18,223	16,830	17,103	15,061	7.9	6.8
Year-over-year total revenue growth (%)	6.4	8.3	(1.6)	13.6	13.5	na	na

Total Revenue, net of CCPB (2)	18,135	16,718	16,063	15,929	13,943	8.2	6.3
Year-over-year total revenue growth, net of CCPB (%)	8.5	4.1	0.8	14.2	13.9	na	na

Total Adjusted Revenue	19,391	18,223	16,139	16,040	14,860	7.9	6.8
Year-over-year total adjusted revenue growth (%)	6.4	12.9	0.6	7.9	12.0	na	na

Total Adjusted Revenue, net of CCPB (2)	18,137	16,718	15,372	14,866	13,742	8.2	6.3
Year-over-year total adjusted revenue growth, net of CCPB (%)	8.5	8.7	3.4	8.2	12.3	na	na

Five-year and ten-year CAGR based on CGAAP in 2010 and 2005, respectively, and on IFRS in 2015. 2011 growth rates based on CGAAP in 2010 and IFRS in 2011.

2011 has not been restated to reflect the new IFRS standards adopted in 2014. The adoption of new IFRS standards in 2015 only impacted our results prospectively.

(1)	Net interest margin is calculated based on average earning assets.
(2)	Beginning in 2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.

na – not applicable

nm – not meaningful

120	BMO Financial Group 198th Annual Report 2015

Table 4: Non-Interest Expense and Expense-to-Revenue Ratio

($ millions, except as noted) For the year ended October 31	2015	2014	2013	2012	2011	5-year CAGR	10-year CAGR
Non-Interest Expense
Employee compensation
Salaries	3,910	3,388	3,259	3,148	2,646	11.3	7.5
Performance-based compensation	2,102	1,946	1,686	1,657	1,560	7.6	5.1
Employee benefits	1,069	908	897	808	621	11.4	6.5
Total employee compensation	7,081	6,242	5,842	5,613	4,827	10.2	6.6
Premises and equipment
Rental of real estate	462	415	416	400	360	7.7	8.9
Premises, furniture and fixtures	287	261	377	368	310	1.3	1.2
Property taxes	39	39	37	36	30	6.5	(1.5)
Computers and equipment (1)	1,349	1,193	1,003	1,071	878	13.2	5.8
Total premises and equipment (1)	2,137	1,908	1,833	1,875	1,578	9.7	nm
Other expenses
Amortization of intangible assets (1)	411	382	346	331	231	15.2	nm
Communications	314	289	291	301	259	6.5	10.0
Business and capital taxes	45	39	39	46	51	(3.1)	(8.4)
Professional fees	595	622	527	593	624	8.2	9.4
Travel and business development	605	542	514	491	382	12.1	9.4
Other	994	897	834	885	789	7.8	7.0
Total other expenses	2,964	2,771	2,551	2,647	2,336	9.2	8.4
Total Non-Interest Expense	12,182	10,921	10,226	10,135	8,741	9.8	6.8
Year-over-year total non-interest expense growth (%)	11.5	6.8	0.9	15.9	14.7	na	na
Total Adjusted Non-Interest Expense	11,819	10,761	9,755	9,410	8,453	9.3	6.6
Year-over-year total adjusted non-interest expense growth (%)	9.8	10.3	3.7	11.3	11.5	na	na
Non-interest expense-to-revenue ratio (Efficiency ratio) (%)	62.8	59.9	60.8	59.3	58.0	na	na
Adjusted non-interest expense-to-revenue ratio (Efficiency ratio) (%)	60.9	59.1	60.4	58.7	56.9	na	na
Efficiency ratio, net of CCPB (2)	67.2	65.3	63.7	63.6	62.7	na	na
Adjusted efficiency ratio, net of CCPB (2)	65.2	64.4	63.5	63.3	61.5	na	na

Government Levies and Taxes (3)
Government levies other than income taxes
Payroll levies	312	252	249	250	203	12.3	7.5
Property taxes	39	39	37	36	30	6.5	(1.5)
Provincial capital taxes	33	27	30	37	44	(6.1)	(10.5)
Business taxes	10	9	7	9	7	7.4	3.3
Harmonized sales tax, GST and other sales taxes	319	273	262	249	235	16.9	9.7
Sundry taxes	2	2	1	2	1	nm	nm
Total government levies other than income taxes	715	602	586	583	520	12.2	5.2
Provision for income taxes	936	903	1,055	874	876	nm	0.7
Total Government Levies and Taxes	1,651	1,505	1,641	1,457	1,396	8.7	2.4
Total government levies and taxes as a % of income available to pay government levies and taxes	23.1	25.0	28.7	26.6	31.0	na	na
Effective income tax rate (%)	17.5	17.2	20.1	17.4	22.0	na	na
Adjusted effective income tax rate (%)	18.0	17.5	19.7	18.6	21.7	na	na

Five-year and ten-year CAGR based on CGAAP in 2010 and 2005, respectively, and on IFRS in 2015. 2011 growth rates based on CGAAP in 2010 and IFRS in 2011.

2011 has not been restated to reflect the new IFRS standards adopted in 2014. The adoption of new IFRS standards in 2015 only impacted our results prospectively.

(1)	In 2009, we adopted new accounting requirements for intangible assets and reclassified certain computer equipment from premises and equipment to intangible assets. Computer and equipment expense and the amortization of intangible assets were restated, but not for years prior to 2007. As such, ten-year growth rates for these expense categories are not meaningful. Together, computer and equipment expense and the amortization of intangible assets increased at a compound annual growth rate of 6.5% over ten years. Together, total premises and equipment expense and the amortization of intangible assets increased at a compound annual growth rate of 7.4% over ten years.
(2)	This ratio is calculated excluding insurance claims, commissions and changes in policy benefit liabilities (CCPB).
(3)	Government levies are included in various non-interest expense categories.

na – not applicable

nm – not meaningful

BMO Financial Group 198th Annual Report 2015	121

SUPPLEMENTAL INFORMATION

Table 5: Average Assets, Liabilities and Interest Rates

			2015			2014			2013
($ millions, except as noted) For the year ended October 31	Average balances	Average interest rate (%)	Interest income/ expense	Average balances	Average interest rate (%)	Interest income/ expense	Average balances	Average interest rate (%)	Interest income/ expense
Assets
Canadian Dollar
Deposits with other banks	1,984	1.04	21	1,632	1.52	25	2,461	1.28	32
Securities	90,322	1.39	1,257	94,234	1.32	1,244	83,605	1.78	1,492
Securities borrowed or purchased under resale agreements	29,617	0.90	266	23,027	1.03	238	22,309	1.19	265
Loans
Residential mortgages	94,119	2.83	2,663	90,134	3.08	2,779	81,693	3.15	2,576
Non-residential mortgages	6,176	3.71	229	6,276	4.08	256	6,285	4.29	269
Personal and credit cards	55,219	4.89	2,699	55,719	5.13	2,860	54,845	4.97	2,728
Businesses and governments	43,427	3.94	1,710	40,250	4.29	1,726	37,380	4.62	1,725
Total loans	198,941	3.67	7,301	192,379	3.96	7,621	180,203	4.05	7,298
Total Canadian dollar	320,864	2.76	8,845	311,272	2.93	9,128	288,578	3.15	9,087
U.S. Dollar and Other Currencies
Deposits with other banks	48,031	0.53	253	38,815	0.63	245	35,093	0.61	213
Securities	54,733	1.20	655	53,921	1.11	601	48,488	1.32	640
Securities borrowed or purchased under resale agreements	44,010	0.14	60	32,629	0.12	38	32,578	0.17	57
Loans
Residential mortgages	8,631	3.39	293	7,753	3.37	261	8,897	4.31	383
Non-residential mortgages	4,619	2.51	116	4,860	2.48	121	5,558	3.01	167
Personal and credit cards	17,071	3.19	545	15,812	3.32	524	14,862	3.59	533
Businesses and governments	79,678	3.26	2,598	61,402	3.46	2,123	47,821	4.57	2,185
Total loans	109,999	3.23	3,552	89,827	3.37	3,029	77,138	4.24	3,268
Total U.S. dollar and other currencies	256,773	1.76	4,520	215,192	1.82	3,913	193,297	2.16	4,178
Other non-interest bearing assets	86,754			67,464			73,556
Total All Currencies
Total assets and interest income	664,391	2.01	13,365	593,928	2.20	13,041	555,431	2.39	13,265
Liabilities
Canadian Dollar
Deposits
Banks	7,883	0.43	34	5,416	0.39	21	5,921	0.34	20
Businesses and governments	96,713	1.16	1,121	98,090	1.38	1,353	88,603	1.53	1,352
Individuals	94,031	0.88	832	89,007	0.97	863	82,248	0.96	788
Total deposits	198,627	1.00	1,987	192,513	1.16	2,237	176,772	1.22	2,160
Securities sold but not yet purchased and securities lent or sold (1)	40,637	1.63	661	40,713	1.74	710	36,077	1.96	708
Subordinated debt and other interest bearing liabilities	25,713	2.96	760	24,712	3.11	769	28,004	3.25	911
Total Canadian dollar	264,977	1.29	3,408	257,938	1.44	3,716	240,853	1.57	3,779
U.S. Dollar and Other Currencies
Deposits
Banks	19,377	0.27	53	19,048	0.23	44	17,135	0.33	56
Businesses and governments	169,793	0.32	546	145,355	0.34	494	123,129	0.32	392
Individuals	47,671	0.20	95	41,675	0.22	90	40,694	0.29	119
Total deposits	236,841	0.29	694	206,078	0.30	628	180,958	0.31	567
Securities sold but not yet purchased and securities lent or sold (1)	41,792	0.20	85	33,650	0.21	72	33,486	0.30	99
Subordinated debt and other interest bearing liabilities	5,749	3.61	208	4,901	3.34	164	4,325	3.32	143
Total U.S. dollar and other currencies	284,382	0.35	987	244,629	0.35	864	218,769	0.37	809
Other non-interest bearing liabilities	78,130			59,139			66,523
Total All Currencies
Total liabilities and interest expense	627,489	0.70	4,395	561,706	0.82	4,580	526,145	0.87	4,588
Shareholders’ equity	36,902			32,222			29,286
Total Liabilities, Interest Expense and Shareholders’ Equity	664,391	0.66	4,395	593,928	0.77	4,580	555,431	0.83	4,588
Net interest margin
– based on earning assets		1.55			1.60			1.79
– based on total assets		1.35			1.42			1.56
Net interest income based on total assets			8,970			8,461			8,677
Adjusted net interest margin
– based on earning assets		1.55			1.60			1.65
– based on total assets		1.35			1.42			1.44
Adjusted net interest income based on total assets			8,971			8,461			8,020

(1)	For the years ended October 31, 2015, 2014 and 2013, the maximum amount of securities lent or sold under repurchase agreements at any month end amounted to $57,385 million, $50,138 million and $53,898 million, respectively.

122	BMO Financial Group 198th Annual Report 2015

Table 6: Volume/Rate Analysis of Changes in Net Interest Income

			2015/2014			2014/2013
	Increase (decrease) due to change in			Increase (decrease) due to change in
($ millions) For the year ended October 31	Average balance	Average rate	Total	Average balance	Average rate	Total
Assets
Canadian Dollar
Deposits with other banks	5	(9)	(4)	(11)	4	(7)
Securities	(52)	66	14	190	(438)	(248)
Securities borrowed or purchased under resale agreements	68	(41)	27	8	(35)	(27)
Loans
Residential mortgages	123	(238)	(115)	266	(63)	203
Non-residential mortgages	(4)	(23)	(27)	–	(13)	(13)
Personal and credit cards	(26)	(135)	(161)	44	88	132
Businesses and governments	136	(153)	(17)	132	(131)	1
Total loans	229	(549)	(320)	442	(119)	323
Change in Canadian dollar interest income	250	(533)	(283)	629	(588)	41
U.S. Dollar and Other Currencies
Deposits with other banks	58	(51)	7	23	10	33
Securities	9	45	54	72	(111)	(39)
Securities borrowed or purchased under resale agreements	13	9	22	–	(19)	(19)
Loans
Residential mortgages	30	2	32	(49)	(73)	(122)
Non-residential mortgages	(6)	1	(5)	(21)	(26)	(47)
Personal and credit cards	42	(21)	21	34	(43)	(9)
Businesses and governments	632	(156)	476	620	(682)	(62)
Total loans	698	(174)	524	584	(824)	(240)
Change in U.S. dollar and other currencies interest income	778	(171)	607	679	(944)	(265)
Total All Currencies
Change in total interest income (a)	1,028	(704)	324	1,308	(1,532)	(224)

Liabilities
Canadian Dollar
Deposits
Banks	9	3	12	(2)	3	1
Businesses and governments	(19)	(213)	(232)	145	(143)	2
Individuals	49	(80)	(31)	65	10	75
Total deposits	39	(290)	(251)	208	(130)	78
Securities sold but not yet purchased and securities lent or sold	(1)	(47)	(48)	91	(89)	2
Subordinated debt and other interest bearing liabilities	31	(40)	(9)	(107)	(34)	(141)
Change in Canadian dollar interest expense	69	(377)	(308)	192	(253)	(61)
U.S. Dollar and Other Currencies
Deposits
Banks	1	9	10	6	(18)	(12)
Businesses and governments	83	(31)	52	71	31	102
Individuals	13	(8)	5	3	(32)	(29)
Total deposits	97	(30)	67	80	(19)	61
Securities sold but not yet purchased and securities lent or sold	17	(4)	13	–	(28)	(28)
Subordinated debt and other interest bearing liabilities	28	15	43	19	1	20
Change in U.S. dollar and other currencies interest expense	142	(19)	123	99	(46)	53
Total All Currencies
Change in total interest expense (b)	211	(396)	(185)	291	(299)	(8)
Change in total net interest income (a - b)	817	(308)	509	1,017	(1,233)	(216)

BMO Financial Group 198th Annual Report 2015	123

SUPPLEMENTAL INFORMATION

Table 7: Net Loans and Acceptances – Segmented Information (1) (5) (6)

($ millions)	Canada					United States					Other countries
As at October 31	2015	2014	2013	2012	2011	2015	2014	2013	2012	2011	2015	2014	2013	2012	2011
Consumer
Residential mortgages	96,975	92,972	88,677	76,729	68,190	8,905	7,980	7,646	7,416	7,945	–	–	–	–	–
Credit cards	7,427	7,476	7,413	7,381	7,564	553	496	457	433	474	–	–	–	–	–
Consumer instalment and other personal loans	49,181	48,955	49,195	47,955	45,584	16,098	15,088	14,364	13,419	13,802	206	1	–	–	–
Total consumer	153,583	149,403	145,285	132,065	121,338	25,556	23,564	22,467	21,268	22,221	206	1	–	–	–
Total businesses and governments	69,772	63,896	57,967	53,069	50,737	75,430	56,389	45,842	42,955	41,209	10,975	11,145	8,954	5,748	4,649
Total loans and acceptances, net of specific allowances	223,355	213,299	203,252	185,134	172,075	100,986	79,953	68,309	64,223	63,430	11,181	11,146	8,954	5,748	4,649
Collective allowance	(857)	(795)	(791)	(705)	(687)	(803)	(747)	(694)	(755)	(765)	–	–	–	–	–
Total net loans and acceptances	222,498	212,504	202,461	184,429	171,388	100,183	79,206	67,615	63,468	62,665	11,181	11,146	8,954	5,748	4,649

Table 8: Net Impaired Loans and Acceptances – Segmented Information (6)
($ millions, except as noted)	Canada					United States					Other countries
As at October 31	2015	2014	2013	2012	2011	2015	2014	2013	2012	2011	2015	2014	2013	2012	2011
Consumer
Residential mortgages	159	168	157	182	178	173	303	369	335	221	–	–	–	–	–
Consumer instalment and other personal loans	117	136	100	64	101	316	309	274	275	128	–	–	–	–	–
Total consumer	276	304	257	246	279	489	612	643	610	349	–	–	–	–	–
Businesses and governments	220	247	253	377	433	613	507	944	1,271	1,108	4	4	3	25	2
Total impaired loans and acceptances, net of specific allowances	496	551	510	623	712	1,102	1,119	1,587	1,881	1,457	4	4	3	25	2
Collective allowance	(857)	(795)	(791)	(705)	(687)	(803)	(747)	(694)	(755)	(765)	–	–	–	–	–
Total net impaired loans and acceptances (NIL)	(361)	(244)	(281)	(82)	25	299	372	893	1,126	692	4	4	3	25	2
Condition Ratios (1)
NIL as a % of net loans and acceptances (2) (3)	(0.16)	(0.12)	(0.14)	(0.04)	0.01	0.30	0.48	1.34	1.81	1.15	0.04	0.04	0.03	0.43	0.04
NIL as a % of net loans and acceptances (2) (3) (4)
Consumer	0.18	0.20	0.18	0.19	0.23	1.92	2.60	2.87	2.87	1.57	–	–	–	–	–
Businesses and governments	0.32	0.39	0.43	0.66	0.85	0.82	0.90	2.08	2.99	2.69	0.04	0.04	0.03	0.43	0.04

2011 has not been restated to reflect the new IFRS standards adopted in 2014. The adoption of new IFRS standards in 2015 only impacted our results prospectively.

(1)	Certain balances and ratios (coverage, condition and performance) for fiscal 2012 were restated in 2013 to conform to the current period’s presentation.
(2)	Aggregate balances are net of specific and collective allowances; the consumer and businesses and governments categories are stated net of specific allowances only. Includes collective allowances related to off-balance sheet instruments and undrawn commitments, which are reported in Other Liabilities. Excludes specific allowances for Other Credit Instruments, which are included in Other Liabilities.
(3)	Ratio is presented including purchased portfolios and prior periods have been restated.
(4)	Certain condition and performance ratios for 2013 and 2012 were restated in 2014 to conform to the current period’s presentation.
(5)	Fiscal 2013, 2012 and 2011 balances were reclassified in 2014 to conform to the current period’s presentation.
(6)	Certain balances for fiscal 2014 and 2013 were restated in 2015 to conform to the current period’s presentation.

124	BMO Financial Group 198th Annual Report 2015

Total
2015	2014	2013	2012	2011

105,880	100,952	96,323	84,145	76,135
7,980	7,972	7,870	7,814	8,038
65,485	64,044	63,559	61,374	59,386
179,345	172,968	167,752	153,333	143,559
156,177	131,430	112,763	101,772	96,595
335,522	304,398	280,515	255,105	240,154
(1,660)	(1,542)	(1,485)	(1,460)	(1,452)
333,862	302,856	279,030	253,645	238,702

Total
2015	2014	2013	2012	2011

332	471	526	517	399
433	445	374	339	229
765	916	900	856	628
837	758	1,200	1,673	1,543
1,602	1,674	2,100	2,529	2,171
(1,660)	(1,542)	(1,485)	(1,460)	(1,452)
(58)	132	615	1,069	719

(0.02)	0.04	0.22	0.42	0.30

0.43	0.53	0.54	0.56	0.44
0.54	0.58	1.07	1.67	1.63

Table 9: Net Loans and Acceptances – Segmented Information (1) (2) (3) (4)

($ millions) As at October 31	2015	2014	2013	2012	2011
Net Loans and Acceptances by Province
Atlantic provinces	13,361	13,065	11,244	11,801	10,638
Quebec	36,486	35,647	33,746	35,650	28,489
Ontario	89,460	84,498	80,726	69,014	68,556
Prairie provinces	43,612	42,043	38,825	34,431	32,162
British Columbia and territories	39,579	37,251	37,920	33,533	31,543
Total net loans and acceptances in Canada	222,498	212,504	202,461	184,429	171,388
Net Businesses and Governments Loans by Industry
Commercial real estate	20,597	17,636	17,606	18,720	20,468
Construction (non-real estate)	3,544	3,101	2,934	2,539	2,460
Retail trade	14,096	12,580	10,229	9,084	7,829
Wholesale trade	10,243	8,281	7,345	6,821	5,854
Agriculture	9,891	9,155	8,380	7,312	6,653
Communications	815	831	729	513	564
Manufacturing	16,187	13,612	11,250	9,870	9,368
Mining	1,309	1,085	959	662	683
Oil and gas	6,667	5,943	3,908	3,466	3,477
Transportation	3,735	2,532	2,152	2,109	2,009
Utilities	1,984	1,670	1,309	1,170	842
Forest products	859	587	631	592	529
Service industries	28,384	22,114	18,321	14,992	13,872
Financial institutions	31,220	24,096	19,019	15,113	14,709
Government	1,874	2,076	1,719	1,295	810
Other	4,772	6,131	6,272	7,514	6,468
	156,177	131,430	112,763	101,772	96,595

Table 10: Net Impaired Loans and Acceptances – Segmented Information (2) (4)

($ millions) As at October 31	2015	2014	2013	2012	2011
Net Impaired Businesses and Governments Loans
Commercial real estate	87	159	379	803	637
Construction (non-real estate)	83	84	32	51	45
Retail trade	55	38	74	68	98
Wholesale trade	47	35	64	58	32
Agriculture	129	103	118	131	135
Communications	13	59	–	5	7
Manufacturing	102	100	74	126	87
Mining	3	2	5	5	3
Oil and gas	100	1	30	1	2
Transportation	30	7	23	41	42
Utilities	14	–	–	6	2
Forest products	9	13	19	24	36
Service industries	107	145	246	263	169
Financial institutions	48	9	–	–	181
Government	–	2	61	68	1
Other	10	1	75	23	66
	837	758	1,200	1,673	1,543

2011 has not been restated to reflect the new IFRS standards adopted in 2014. The adoption of new IFRS standards in 2015 only impacted our results prospectively.

(1)	Certain balances and ratios (coverage, condition and performance) for fiscal 2012 were restated in 2013 to conform to the current period’s presentation.
(2)	Fiscal 2013, 2012 and 2011 balances were reclassified in 2014 to conform to the current period’s presentation.
(3)	Fiscal 2014 Canadian regional balances were reclassified in 2015 to conform to the current period’s presentation.
(4)	Excludes specific allowances for Other Credit Instruments, which are included in Other Liabilities.

BMO Financial Group 198th Annual Report 2015	125

SUPPLEMENTAL INFORMATION

Table 11: Changes in Gross Impaired Loans – Segmented Information (6)

($ millions)	Canada					United States					Other countries
As at October 31	2015	2014	2013	2012	2011	2015	2014	2013	2012	2011	2015	2014	2013	2012	2011
Gross impaired loans and acceptances (GIL), beginning of year
Consumer	398	348	338	371	412	678	702	646	388	309	–	–	–	–	–
Businesses and governments	344	406	548	586	540	623	1,081	1,401	1,326	1,551	5	7	43	14	82
Total GIL, beginning of year	742	754	886	957	952	1,301	1,783	2,047	1,714	1,860	5	7	43	14	82
Additions to impaired loans and acceptances
Consumer	617	643	584	533	573	526	529	637	764	333	–	–	–	–	–
Businesses and governments	231	285	294	352	424	542	685	931	1,416	661	5	–	3	36	1
Total additions	848	928	878	885	997	1,068	1,214	1,568	2,180	994	5	–	3	36	1
Reductions to impaired loans and acceptances (1)
Consumer	(479)	(431)	(416)	(386)	(413)	(432)	(321)	(243)	(45)	7	–	–	–	–	–
Businesses and governments	(151)	(224)	(274)	(314)	(242)	(239)	(859)	(973)	(880)	(597)	(5)	(2)	(36)	(6)	(40)
Total reductions due to net repayments and other	(630)	(655)	(690)	(700)	(655)	(671)	(1,180)	(1,216)	(925)	(590)	(5)	(2)	(36)	(6)	(40)
Write-offs
Consumer	(177)	(162)	(158)	(180)	(201)	(215)	(232)	(338)	(461)	(261)	–	–	–	–	–
Businesses and governments	(142)	(123)	(162)	(76)	(136)	(169)	(284)	(278)	(461)	(289)	(1)	–	(3)	(1)	(29)
Total write-offs	(319)	(285)	(320)	(256)	(337)	(384)	(516)	(616)	(922)	(550)	(1)	–	(3)	(1)	(29)
Gross impaired loans and acceptances, end of year
Consumer	359	398	348	338	371	557	678	702	646	388	–	–	–	–	–
Businesses and governments	282	344	406	548	586	757	623	1,081	1,401	1,326	4	5	7	43	14
Total GIL, end of year	641	742	754	886	957	1,314	1,301	1,783	2,047	1,714	4	5	7	43	14
Condition Ratios
GIL as a % of Gross Loans (2)
Consumer	0.23	0.27	0.24	0.26	0.31	2.18	2.87	3.12	3.03	1.74	–	–	–	–	–
Businesses and governments	0.40	0.54	0.68	1.00	1.15	1.01	1.10	2.34	3.28	3.20	0.04	0.04	0.10	0.91	0.30
Total Loans and Acceptances	0.29	0.35	0.37	0.47	0.56	1.30	1.62	2.60	3.20	2.69	0.04	0.04	0.10	0.91	0.30
GIL as a % of equity and allowance for credit losses (3) (4) (5)	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un

2011	has not been restated to reflect the new IFRS standards adopted in 2014. The adoption of new IFRS standards in 2015 only impacted our results prospectively.

(1)	Includes amounts returning to performing status, sales, repayments, the impact of foreign exchange, and offsets for consumer write-offs that are not recognized as formations.
(2)	Certain balances and ratios (coverage, condition and performance) for fiscal 2012 were restated in 2013 to conform to the current period’s presentation.
(3)	Ratio is presented including purchased portfolios and prior periods have been restated.
(4)	Effective in 2011, total equity includes non-controlling interest in subsidiaries. In addition, geographic allocations are not available, as equity is not allocated on a country of risk basis.
(5)	Certain condition and performance ratios for 2013 and 2012 were restated in 2014 to conform to the current period’s presentation.
(6)	GIL excludes Purchased Credit Impaired Loans.

un – unavailable

126	BMO Financial Group 198th Annual Report 2015

Total
2015	2014	2013	2012	2011

1,076	1,050	984	759	721
972	1,494	1,992	1,926	2,173
2,048	2,544	2,976	2,685	2,894

1,143	1,172	1,221	1,297	906
778	970	1,228	1,804	1,086
1,921	2,142	2,449	3,101	1,992

(911)	(752)	(659)	(431)	(406)
(395)	(1,085)	(1,283)	(1,200)	(879)
(1,306)	(1,837)	(1,942)	(1,631)	(1,285)

(392)	(394)	(496)	(641)	(462)
(312)	(407)	(443)	(538)	(454)
(704)	(801)	(939)	(1,179)	(916)

916	1,076	1,050	984	759
1,043	972	1,494	1,992	1,926
1,959	2,048	2,544	2,976	2,685

0.51	0.62	0.63	0.64	0.53
0.67	0.74	1.32	1.95	1.99
0.58	0.67	0.91	1.17	1.12
4.67	5.49	7.68	9.46	8.98

BMO Financial Group 198th Annual Report 2015	127

SUPPLEMENTAL INFORMATION

Table 12: Changes in Allowance for Credit Losses – Segmented Information (3)

($ millions, except as noted)	Canada					United States					Other countries
As at October 31	2015	2014	2013	2012	2011	2015	2014	2013	2012	2011	2015	2014	2013	2012	2011
Allowance for credit losses (ACL), beginning of year
Consumer	615	602	518	464	454	333	278	291	270	145	–	–	–	–	–
Businesses and governments	371	433	450	468	473	646	653	659	797	859	1	4	18	12	42
Total ACL, beginning of year	986	1,035	968	932	927	979	931	950	1,067	1,004	1	4	18	12	42
Provision for credit losses
Consumer	412	436	521	543	527	122	202	262	401	350	–	–	–	–	–
Businesses and governments	149	97	133	90	152	(70)	(172)	(327)	(267)	184	(1)	(2)	(2)	(3)	(1)
Total provision for credit losses	561	533	654	633	679	52	30	(65)	134	534	(1)	(2)	(2)	(3)	(1)
Recoveries
Consumer	111	99	81	91	80	151	102	95	125	61	–	–	–	–	–
Businesses and governments	13	15	(1)	4	1	181	408	597	626	99	–	–	–	–	–
Total recoveries	124	114	80	95	81	332	510	692	751	160	–	–	–	–	–
Write-offs
Consumer	(521)	(500)	(507)	(563)	(587)	(232)	(242)	(347)	(492)	(289)	–	–	–	–	–
Businesses and governments	(143)	(122)	(160)	(76)	(136)	(168)	(285)	(280)	(461)	(289)	(1)	–	(3)	(1)	(29)
Total write-offs	(664)	(622)	(667)	(639)	(723)	(400)	(527)	(627)	(953)	(578)	(1)	–	(3)	(1)	(29)
Other, including foreign exchange rate changes
Consumer	(3)	(22)	(11)	(17)	(10)	19	(7)	(23)	(13)	3	–	–	–	–	–
Businesses and governments	(2)	(52)	11	(36)	(22)	68	42	4	(36)	(56)	1	(1)	(9)	10	–
Total Other, including foreign exchange rate changes	(5)	(74)	–	(53)	(32)	87	35	(19)	(49)	(53)	1	(1)	(9)	10	–
ACL, end of year
Consumer	614	615	602	518	464	393	333	278	291	270	–	–	–	–	–
Businesses and governments	388	371	433	450	468	657	646	653	659	797	–	1	4	18	12
Total ACL, end of year	1,002	986	1,035	968	932	1,050	979	931	950	1,067	–	1	4	18	12
Allocation of Write-offs by Market
Consumer	(521)	(500)	(507)	(563)	(587)	(232)	(242)	(347)	(492)	(289)	–	–	–	–	–
Businesses and governments	(143)	(122)	(160)	(76)	(136)	(168)	(285)	(280)	(461)	(289)	(1)	–	(3)	(1)	(29)
Allocation of Recoveries by Market
Consumer	111	99	81	91	80	151	102	95	125	61	–	–	–	–	–
Businesses and governments	13	15	(1)	4	1	181	408	597	626	99	–	–	–	–	–
Net write-offs as a % of average loans and acceptances (1) (2)	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un

Table 13: Allocation of Allowance for Credit Losses – Segmented Information (4)
($ millions, except as noted)	Canada					United States					Other countries
As at October 31	2015	2014	2013	2012	2011	2015	2014	2013	2012	2011	2015	2014	2013	2012	2011
Consumer
Residential mortgages	17	20	27	36	38	21	41	42	30	34	–	–	–	–	–
Consumer instalment and other personal loans	66	74	64	55	54	47	25	17	7	5	–	–	–	–	–
Total consumer	83	94	91	91	92	68	66	59	37	39	–	–	–	–	–
Businesses and governments	62	97	153	172	153	144	116	137	129	218	–	1	4	18	12
Off-balance sheet	–	–	–	–	–	35	50	41	29	45	–	–	–	–	–
Total specific allowances	145	191	244	263	245	247	232	237	195	302	–	1	4	18	12
Collective allowance	857	795	791	705	687	803	747	694	755	765	–	–	–	–	–
Allowance for credit losses	1,002	986	1,035	968	932	1,050	979	931	950	1,067	–	1	4	18	12
Coverage Ratios
Allowance for credit losses as a % of gross impaired loans and acceptances (GIL) (1)
Total	156.3	132.9	137.3	109.3	97.4	77.2	71.4	49.9	45.0	59.6	–	20.0	57.1	41.9	85.7
Consumer	23.1	23.6	26.2	27.0	24.8	12.2	9.9	8.4	5.7	10.1	–	–	–	–	–
Businesses and governments	22.0	28.2	37.7	31.3	26.1	19.0	18.5	12.7	9.2	16.4	–	20.0	57.1	41.9	85.7

2011	has not been restated to reflect the new IFRS standards adopted in 2014. The adoption of new IFRS standards in 2015 only impacted our results prospectively.

(1)	Ratio is presented including purchased portfolios and prior periods have been restated.
(2)	Certain balances and ratios (coverage, condition and performance) for fiscal 2012 were restated in 2013 to conform to the current period’s presentation.
(3)	Fiscal 2013, 2012 and 2011 balances were reclassified in 2014 to conform to the current period’s presentation.
(4)	Certain balances for fiscal 2014 and 2013 were restated in 2015 to conform to the current period’s presentation.

un – unavailable

128	BMO Financial Group 198th Annual Report 2015

Total
2015	2014	2013	2012	2011

948	880	809	734	599
1,018	1,090	1,127	1,277	1,374
1,966	1,970	1,936	2,011	1,973

534	638	783	944	877
78	(77)	(196)	(180)	335
612	561	587	764	1,212

262	201	176	216	141
194	423	596	630	100
456	624	772	846	241

(753)	(742)	(854)	(1,055)	(876)
(312)	(407)	(443)	(538)	(454)
(1,065)	(1,149)	(1,297)	(1,593)	(1,330)

16	(29)	(34)	(30)	(7)
67	(11)	6	(62)	(78)
83	(40)	(28)	(92)	(85)

1,007	948	880	809	734
1,045	1,018	1,090	1,127	1,277
2,052	1,966	1,970	1,936	2,011

(753)	(742)	(854)	(1,055)	(876)
(312)	(407)	(443)	(538)	(454)

262	201	176	216	141
194	423	596	630	100
0.19	0.18	0.20	0.30	0.51

Total
2015	2014	2013	2012	2011

38	61	69	66	72
113	99	81	62	59
151	160	150	128	131
206	214	294	319	383
35	50	41	29	45
392	424	485	476	559
1,660	1,542	1,485	1,460	1,452
2,052	1,966	1,970	1,936	2,011

103.0	93.6	75.8	64.1	73.2
16.5	14.9	14.3	13.1	17.3
19.8	22.0	19.7	16.0	19.9

BMO Financial Group 198th Annual Report 2015	129

SUPPLEMENTAL INFORMATION

Table 14: Specific Allowances for Credit Losses – Segmented Information (2)

($ millions) As at October 31	2015	2014	2013	2012	2011
Businesses and Governments Specific
Allowances by Industry
Commercial real estate	17	13	46	79	136
Construction (non-real estate)	8	16	26	22	19
Retail trade	23	8	13	17	15
Wholesale trade	19	10	25	6	8
Agriculture	6	8	9	11	8
Communications	9	–	–	1	–
Manufacturing	38	33	36	67	37
Mining	1	10	3	–	–
Oil and gas	2	–	1	2	3
Transportation	5	2	4	2	9
Utilities	–	–	–	1	–
Forest products	2	9	11	15	14
Service industries	33	100	59	75	51
Financial institutions	3	2	29	8	63
Government	–	–	1	1	2
Other	40	3	31	12	18
Total specific allowances for credit losses on businesses and governments loans (1)	206	214	294	319	383

Table 15: Provision for Credit Losses – Segmented Information (2)
($ millions) For the year ended October 31	2015	2014	2013	2012	2011
Consumer
Residential mortgages	11	77	129	132	109
Cards	272	268	305	355	376
Consumer instalment and other personal loans	225	251	313	387	291
Total consumer	508	596	747	874	776
Businesses and Governments
Commercial real estate	(37)	(141)	(185)	(108)	132
Construction (non-real estate)	–	7	36	(14)	21
Retail trade	8	1	(4)	–	7
Wholesale trade	19	29	10	(16)	(1)
Agriculture	3	15	8	4	7
Communications	13	–	(6)	(5)	(9)
Manufacturing	67	44	2	25	47
Mining	2	7	2	(1)	–
Oil and gas	25	–	–	–	1
Transportation	(4)	10	(9)	5	8
Utilities	–	–	–	–	–
Forest products	–	(1)	3	7	4
Service industries	(29)	80	(37)	23	76
Financial institutions	8	(34)	(15)	(29)	45
Government	(2)	(3)	(6)	–	–
Other	31	(49)	51	(4)	12
Total businesses and governments	104	(35)	(150)	(113)	350
Total specific provisions	612	561	597	761	1,126
Collective provision for credit losses	–	–	(10)	3	86
Total provision for credit losses	612	561	587	764	1,212
Performance Ratios (%)
PCL-to-average net loans and acceptances (3) (4)	0.19	0.19	0.22	0.31	0.56
PCL-to-segmented average net loans and acceptances (4)
Consumer	0.30	0.37	0.49	0.62	0.57
Businesses and governments	0.05	(0.06)	(0.18)	(0.15)	0.45
Specific PCL-to-average net loans and acceptances	0.19	0.19	0.23	0.31	0.52

2011	has not been restated to reflect the new IFRS standards adopted in 2014. The adoption of new IFRS standards in 2015 only impacted our results prospectively.

(1)	Amounts for 2015 exclude specific allowances of $4 million related to Other Credit Instruments (2014 – $23 million, 2013 – $21 million, 2012 – $19 million, 2011 – $43 million) included in Other Liabilities.
(2)	Fiscal 2013, 2012 and 2011 balances were reclassified in 2014 to conform to the current period’s presentation.
(3)	Ratio is presented including purchased portfolios and prior periods have been restated.
(4)	Certain balances and ratios (coverage, condition and performance) for fiscal 2012 were restated in 2013 to conform to the current period’s presentation.

130	BMO Financial Group 198th Annual Report 2015

Table 16: Risk-Weighted Assets

	Basel III
	Exposure at Default			Risk-weighted assets			Exposure at Default			Risk-weighted assets
($ millions) As at October 31	Standardized Approach	Advanced Approach	2015 Total	Standardized Approach	Advanced Approach (2)	2015 Total	Standardized Approach	Advanced Approach	2014 Total	Standardized Approach	Advanced Approach (2)	2014 Total
Credit Risk
Wholesale
Corporate, including specialized lending	19,583	218,409	237,992	19,260	72,229	91,489	16,890	179,737	196,627	16,942	64,398	81,340
Corporate small and medium-sized enterprises	–	64,525	64,525	–	31,954	31,954	–	59,821	59,821	–	33,644	33,644
Sovereign	172	75,324	75,496	94	1,671	1,765	124	67,616	67,740	63	1,549	1,612
Bank	344	34,964	35,308	341	3,561	3,902	326	33,187	33,513	328	3,858	4,186
Retail
Residential mortgages, excluding home equity line of credit	3,425	104,031	107,456	1,740	6,687	8,427	3,298	90,303	93,601	1,736	5,882	7,618
Home equity line of credit	592	42,665	43,257	416	7,473	7,889	1,095	41,337	42,432	809	5,732	6,541
Qualifying revolving retail	–	32,109	32,109	–	4,569	4,569	–	28,895	28,895	–	4,000	4,000
Other retail, excluding small and medium-sized enterprises	2,557	20,638	23,195	1,624	9,429	11,053	2,199	17,824	20,023	1,519	8,307	9,826
Retail small and medium-sized enterprises	277	2,890	3,167	210	1,758	1,968	292	3,262	3,554	231	1,373	1,604
Equity	–	1,965	1,965	–	1,369	1,369	–	1,924	1,924	–	1,362	1,362
Trading book	165	150,876	151,041	165	8,250	8,415	122	133,942	134,064	122	7,237	7,359
Securitization	–	29,178	29,178	–	2,456	2,456	–	28,115	28,115	–	3,098	3,098
Other credit risk assets – non-counterparty managed assets	–	20,329	20,329	–	16,255	16,255	–	30,746	30,746	–	14,946	14,946
Scaling factor for credit risk assets under AIRB Approach (1)	–	–	–	–	8,874	8,874	–	–	–	–	8,251	8,251
Total Credit Risk	27,115	797,903	825,018	23,850	176,535	200,385	24,346	716,709	741,055	21,750	163,637	185,387
Market Risk	–	–	–	1,142	9,120	10,262	–	–	–	1,719	7,283	9,002
Operational Risk	–	–	–	4,033	24,505	28,538	–	–	–	3,791	23,912	27,703
Common Equity Tier 1 (CET 1) Capital Risk-Weighted Assets	27,115	797,903	825,018	29,025	210,160	239,185	24,346	716,709	741,055	27,260	194,832	222,092
Additional Credit Valuation Adjustment (CVA), prescribed by OSFI, for Tier 1 Capital	–	–	–	–	286	286	–	–	–	–	336	336
Tier 1 Capital Risk-Weighted Assets				29,025	210,446	239,471				27,260	195,168	222,428
Additional CVA, prescribed by OSFI, for Total Capital	–	–	–	–	245	245	–	–	–	–	503	503
Total Capital Risk-Weighted Assets				29,025	210,691	239,716				27,260	195,671	222,931

(1)	The scaling factor is applied to the risk-weighted assets amounts for credit risk under the AIRB Approach.
(2)	In calculating the AIRB credit risk RWA for certain portfolios in BMO Financial Corp., a transitional floor based on the Standardized Approach was applied until Q3 2015.

Table 17: Average Deposits

	2015		2014		2013
($ millions, except as noted)	Average balance	Average rate paid (%)	Average balance	Average rate paid (%)	Average balance	Average rate paid (%)
Deposits Booked in Canada
Demand deposits – interest bearing	18,910	0.36	16,469	0.45	16,050	0.47
Demand deposits – non-interest bearing	31,762	–	26,702	–	24,400	–
Payable after notice	76,458	0.57	76,903	0.70	71,820	0.67
Payable on a fixed date	120,764	1.35	118,094	1.44	100,118	1.63
Total deposits booked in Canada	247,894	0.86	238,168	0.97	212,388	1.03
Deposits Booked in the United States and Other Countries
Banks located in the United States and other countries	11,183	0.28	8,195	0.28	9,308	0.35
Governments and institutions in the United States and other countries	13,902	0.39	12,095	0.36	9,283	0.42
Other demand deposits	16,109	0.01	12,744	0.02	9,305	0.03
Other deposits payable after notice or on a fixed date	146,380	0.31	127,389	0.38	117,446	0.39
Total deposits booked in the United States and other countries	187,574	0.29	160,423	0.35	145,342	0.36
Total average deposits	435,468	0.62	398,591	0.72	357,730	0.76

As at October 31, 2015, 2014 and 2013: deposits by foreign depositors in our Canadian bank offices amounted to $37,477 million, $30,622 million and $19,248 million, respectively; total deposits payable after notice included $29,104 million, $33,109 million and $33,014 million, respectively, of chequing accounts that would have been classified as demand deposits under U.S. reporting requirements; and total deposits payable on a fixed date included $25,956 million, $17,738 million and $19,044 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities. These amounts would have been classified as short-term borrowings for U.S. reporting purposes.

BMO Financial Group 198th Annual Report 2015	131

GLOSSARY OF FINANCIAL TERMS

Glossary of Financial Terms

Adjusted Earnings and Measures present results adjusted to exclude the impact of certain items, as set out in the Non-GAAP Measures section. Management considers both reported and adjusted results to be useful in assessing underlying ongoing business performance.

Adjusted Return on Tangible Common Equity is calculated as adjusted net income available to common shareholders as a percentage of average tangible common equity.

Allowance for Credit Losses represents an amount deemed adequate by management to absorb credit-related losses on loans and acceptances and other credit instruments. Allowances for credit losses can be specific or collective and are recorded on the balance sheet as a deduction from loans and acceptances or, as they relate to credit instruments, as other liabilities.

Pages 78, 97, 148

Assets under Administration and under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper (ABCP) is a short-term investment. The commercial paper is backed by physical assets such as trade receivables, and is generally used for short-term financing needs.

Average Earning Assets represents the daily or monthly average balance of deposits with other banks and loans and securities, over a one-year period.

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point is one one-hundredth of a percentage point.

Business Risk arises from the specific business activities of a company and the effects these could have on its earnings.

Collective Allowance is maintained to cover impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. Our approach to establishing and maintaining the collective allowance is based on the requirements of IFRS, considering guidelines issued by our regulator, OSFI. The collective allow-

ance is assessed on a quarterly basis and a number of factors are considered when determining its level, including the long-run expected loss amount and management’s credit judgment with respect to current macroeconomic and portfolio conditions.

Pages 42, 97, 148

Common Equity Tier 1 (CET1) capital is comprised of common shareholders’ equity less deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and certain other items.

Pages 70, 181

Common Equity Tier 1 Ratio reflects CET1 capital, divided by risk-weighted assets for CET1.

Pages 35, 72, 182

Common Shareholders’ Equity is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity is comprised of common shareholders’ equity, net of capital deductions.

Credit and Counterparty Risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation.

Pages 94, 151

Derivatives are contracts with a value that is “derived” from movements in interest or foreign exchange rates, equity or commodity prices or other indices. Derivatives allow for the transfer, modification or reduction of current or expected risks from changes in rates and prices.

Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is computed by dividing dividends per share by basic earnings per share.

Earnings Per Share (EPS) is calculated by dividing net income attributable to bank shareholders, after deduction of preferred dividends, by the average number of common shares outstanding. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS. Adjusted EPS is calculated in the same manner, using adjusted net income.

Pages 34, 191

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month after-tax net income of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements.

Economic Capital is a measure of our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise, and allows returns to be measured on a basis that considers the risks undertaken. Economic capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – based on a one-year time horizon using a defined confidence level.

Pages 73, 93

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements.

Efficiency Ratio (or Expense-to- Revenue Ratio) is a key measure of productivity. It is calculated as non-interest expense divided by total revenue, expressed as a percentage. The adjusted efficiency ratio is calculated in the same manner, utilizing adjusted total revenue and non-interest expense.

Environmental and Social Risk is the potential for loss or damage to BMO’s reputation resulting from environmental or social concerns related to BMO or its customers. Environmental and social risk is often associated with credit, operational and reputation risk.

Fair Value is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act.

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specific price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.

Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer reasonable assurance of the timely collection of principal or interest.

Innovative Tier 1 Capital is a form of Tier 1 capital issued by structured entities that can be included in calcu-

lating a bank’s Tier 1 Capital Ratio, Total Capital Ratio and Leverage Ratio. Under Basel III, Innovative Tier 1 Capital is non-qualifying and is part of the grandfathered capital being phased out between 2013 and 2022.

Insurance Risk is the potential for loss due to actual experience being different from that assumed when an insurance product was designed and priced. It generally entails inherent unpredictability that can arise from assuming long-term policy liabilities or from the uncertainty of future events. Insurance risk is inherent in all our insurance products, including annuities and life, accident and sickness, and creditor insurance, as well as in our reinsurance business.

Legal and Regulatory Risk is the potential for loss or harm that arises from legislation, contracts, non-contractual rights and obligations, and disputes. This includes the risks of failing to: comply with the law (in letter or in spirit) or maintain standards of care; implement legislative or regulatory requirements; enforce or comply with contractual terms; assert non-contractual rights; effectively manage disputes; and act in a manner so as to maintain our reputation.

Leverage Ratio is defined as Tier 1 capital, divided by the sum of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

Liquidity and Funding Risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

Pages 105, 153

Market Risk is the potential for adverse changes in the value of BMO’s assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book.

Pages 100, 153

Mark-to-Market represents the valuation of financial instruments at market rates as of the balance sheet date, where required by accounting rules.

Model Risk is the potential for adverse consequences following decisions based on incorrect or misused model outputs. These adverse consequences can include financial loss, poor business decision-making or damage to reputation.

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Net Interest Income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.

Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin is sometimes computed using total assets.

Net Non-Interest Revenue is non-interest revenue, net of insurance claims, commissions and changes in policy benefit liabilities.

Notional Amount refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Off-Balance Sheet Financial Instruments consist of a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

Office of the Superintendent of Financial Institutions Canada (OSFI) is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.

Operating Leverage is the difference between revenue and expense growth rates. Adjusted operating leverage is the difference between adjusted revenue and adjusted expense growth rates.

Operational Risk is the potential for loss resulting from inadequate or failed internal processes or systems, human interactions or external events, but excludes business risk.

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

Provision for Credit Losses is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic environment and the allowance for credit losses already established.

Pages 42, 96, 149

Reputation Risk is the potential for a negative impact on BMO that results from the deterioration of BMO’s reputation. Potential negative impacts include revenue loss, decline in customer loyalty, litigation, regulatory sanction or additional oversight, and a decline in BMO’s share price.

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income.

Risk-Weighted Assets (RWA) are defined as on- and off-balance sheet exposures that are risk-weighted based on counterparty, collateral, guarantee arrangements and possibly product and term for capital management and regulatory reporting purposes.

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Securitization is the practice of selling pools of contractual debts, such as residential mortgages, commercial mortgages, auto loans and credit card debt obligations, to third parties.

Specific Allowances reduce the carrying value of specific credit assets to the amount we expect to recover if there is evidence of deterioration in credit quality.

Pages 97, 148

Strategic Risk is the potential for loss due to fluctuations in the external business environment and/or failure to properly respond to these fluctuations as a result of inaction, ineffective strategies or poor implementation of strategies.

Stressed Value at Risk (SVaR) is measured for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities, where model inputs are calibrated to historical data from a period of significant financial stress. This measure calculates the maximum loss likely to be experienced in the portfolios, measured at a 99% confidence level over a specified holding period.

Structured Entities (SEs) include entities for which voting or similar rights are not the dominant factor in determining control of the entity. We are required to consolidate an SE if we control the entity by having power over the entity, exposure to variable returns as a result of our involvement and the ability to exercise power to affect the amount of our returns.

Pages 77, 154

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:

•  Commodity swaps – counterparties generally exchange fixed-rate and floating-rate payments based on a notional value of a single commodity.

•  Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

•  Cross-currency interest rate swaps – fixed-rate and floating-rate interest payments and principal amounts are exchanged in different currencies.

•  Cross-currency swaps – fixed-rate interest payments and principal amounts are exchanged in different currencies.

•  Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•  Interest rate swaps – counterparties generally exchange fixed-rate and floating-rate interest payments based on a notional value in a single currency.

Tangible Common Equity is calculated as common shareholders’ equity less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.

Taxable Equivalent Basis (teb): Revenues of operating groups are presented in our MD&A on a taxable equivalent basis (teb). To facilitate comparisons, the teb adjustment increases GAAP revenue and the provision for income taxes by an amount that would increase revenue on certain tax-exempt securities to a level that would incur tax at the statutory rate.

Pages 38, 194

Tier 1 Capital is comprised of CET1 capital, preferred shares and innovative hybrid instruments, less certain regulatory deductions.

Pages 70, 181

Tier 1 Capital Ratio reflects Tier 1 capital divided by Tier 1 capital risk-weighted assets.

Pages 72, 181

Total Capital includes Tier 1 and Tier 2 capital. Tier 2 capital is primarily comprised of subordinated debentures and a portion of the collective and individual allowances for credit losses, less certain regulatory deductions.

Pages 70, 181

Total Capital Ratio reflects Total capital divided by Total capital risk-weighted assets.

Pages 72, 182

Total Shareholder Return: The three-year and five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a three-year and five-year period, respectively. The return includes the change in share price and assumes that dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.

Trading-Related Revenues include net interest income and non-interest revenue earned from on- and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenues include income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities. This measure calculates the maximum loss likely to be experienced in the portfolios, measured at a 99% confidence level over a specified holding period.

Pages 100, 101

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